UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: **001-37799**

Tactile Systems Technology, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**3701 Wayzata Blvd, Suite 300** **Minneapolis, Minnesota 55416**	**41-1801204**
(State or other jurisdiction of incorporation or organization)	(Address and zip code of principal executive offices)	(I.R.S. Employer Identification No.)

(612) 355-5100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, Par Value $0.001 Per Share	TCMD	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on $10.14, the closing price of the shares of common stock on June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter) as reported by The Nasdaq Stock Market LLC on such date, was $223,030,304. The number of shares of registrant's Common Stock outstanding as of February 13, 2026 was 22,438,926.

Portions of the Registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders, scheduled to be held on May 6, 2026, are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements regarding us, our business prospects and our results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those described in Part I, Item 1A. "Risk Factors" and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities and Exchange Commission, or the SEC, that advise interested parties of the risks and factors that may affect our business.

All statements, other than statements of historical facts, contained in this Annual Report on Form 10-K, including statements regarding our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, operations and financial performance and condition, are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "ongoing," "plan," "potential," "predict," "project," "should," "target," "will," "would," or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this Annual Report on Form 10-K. These risks, uncertainties and other factors include, but are not limited to:

- our ability to obtain reimbursement from third-party payers for our products;

- adverse economic conditions, including inflation, rising interest rates or recession;

- the adequacy of our liquidity to pursue our business objectives;

- price increases for supplies and components;

- wage and component price inflation;

- loss of a key supplier or other supply chain disruptions;

- entry of new competitors and/or competitive products;

- compliance with and changes in federal, state and local government laws and regulations;

- technological obsolescence of, or quality issues with, our products;

- our ability to expand our business through strategic acquisitions;

- our ability to integrate acquisitions and related businesses;

- the effects of current and future U.S. and foreign trade policy and tariff actions; and

- the inability to carry out research, development and commercialization plans.

You should read the matters described in Part I, Item 1A. "Risk Factors" and the other cautionary statements made in this Annual Report on Form 10-K. We cannot assure you that the forward-looking statements in this report will prove to be accurate and therefore you are encouraged not to place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You are urged to carefully review and consider the various disclosures made by us in this report and in other filings with the SEC that advise of the risks and factors that may affect our business. Other than as required by law, we expressly disclaim any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

RISK FACTORS SUMMARY

Our business, financial condition, and operating results may be affected by a number of factors, whether currently known or unknown. Any one or more of such factors could directly or indirectly cause our actual results of operations and financial condition to vary materially from past or anticipated future results of operations and financial condition. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, results of operations, and stock price. We have provided a summary of some of these risks below, with a more detailed explanation of the risks applicable to us in Part I, Item 1A. "Risk Factors" and elsewhere in this report:

Risks Related to Our Business, Operations and Strategy

- Changes to the level of Medicare coverage or coverage criteria for our products could have an adverse effect on our business and results of operations.

- If we are unable to achieve and maintain adequate levels of coverage or reimbursement for our products, our business and results of operations will be adversely affected.

- If we are unable to expand, manage and maintain our direct sales and marketing organizations, as well as our relationships with distributors, we may not be able to generate anticipated revenue.

- We utilize third-party, single-source suppliers for some components and materials used in our products, and the loss of any of these suppliers could have an adverse impact on our business.

- We are increasingly dependent on sophisticated information technology and if we fail to effectively maintain or protect our information systems or data, including from cyber-attacks or data breaches, our business could be adversely affected.

- Our long-term growth depends on awareness and adoption of our products.

- Our revenue is primarily generated from our lymphedema products and we are therefore highly dependent on these products.

- Current or worsening economic conditions, including inflation, rising interest rates or a recession, could adversely affect our business and financial condition.

- Our business, financial condition and results of operations may be negatively impacted by health epidemics or other disease outbreaks.

- Physicians and payers may require additional clinical studies prior to prescribing our products or prior to providing or maintaining coverage and reimbursement for our products. Any subsequent clinical studies that are conducted and published may not be positive or consistent with our existing data, which could adversely affect the rate of adoption of our products.

- Consolidation in the healthcare industry could lead to demands for price concessions, which may impact our ability to sell our products at prices necessary to support our current business strategies.

- Failure to effectively implement technology initiatives or anticipate future technology needs or demands could adversely affect our business or financial results.

Government Regulation, Compliance and Legal Risks

- We are subject to extensive federal and state regulation, and if we or our partners fail to comply with applicable requirements, we could face substantial penalties, such as being required to repay amounts previously received, and could suffer severe criminal or civil sanctions or be required to make significant changes to our operations that could adversely affect our business, financial

3

condition and operating results. Further, requirements to comply with new laws, regulations and guidance may have an adverse effect on our financial condition and results of operations.

- We are subject to significant regulation by numerous government agencies, including the FDA. We cannot market or commercially distribute our products without obtaining and maintaining necessary regulatory clearances or approvals.

- Our products are currently made available to authorized users of the Department of Veterans Affairs Federal Supply Schedule and if we were no longer eligible to sell our products through such channel, our business may be adversely affected.

- If clinical studies of our future products do not produce results necessary to support regulatory clearance or approval in the United States or, with respect to our current or future products, elsewhere, we will be unable to expand the indications for or commercialize these products.

- If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval for or commercialize our products.

- If we fail to comply with state and federal fraud and abuse laws, including anti-kickback, false claims and anti-inducement laws, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

- Failure to maintain the licenses and accreditations necessary to operate under our direct-to-patient and -provider model would adversely affect our business.

Financial Condition, Credit and Tax Risks

- If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors' views of us and, as a result, the value of our common stock.

- Our credit facility contains covenants that restrict our business and financing activities, and the property that secures our obligations under the credit facility may be subject to foreclosure.

Risks Related to Ownership of Our Common Stock

- The trading price of the shares of our common stock has been and could continue to be highly volatile, and purchasers of our common stock may not be able to resell their shares of our common stock at or above the price at which they purchased their shares and could incur substantial losses.

PART I

Item 1. Business.

Overview

Tactile Systems Technology, Inc. ("we," "us," and "our") is a medical technology company that develops and provides innovative medical devices for the treatment of underserved chronic diseases. We were originally incorporated in Minnesota under the name Tactile Systems Technology, Inc. on January 30, 1995. During 2006, we established a merger corporation and subsequently, on July 21, 2006, merged with and into this merger corporation resulting in us being reincorporated as a Delaware corporation. The resulting corporation assumed the name Tactile Systems Technology, Inc. and in September 2013, we began doing business as "Tactile Medical".

Our mission is to help people suffering from chronic diseases live better and care for themselves at home. We focus our efforts on advancing the standard of care in treating underserved chronic diseases in the home to improve patient outcomes and quality of life and help control rising healthcare expenditures. Our areas of therapeutic focus are (1) vascular disease, with a goal of advancing the standard of care in treating lymphedema and chronic venous insufficiency, (2) oncology, where lymphedema is a common consequence among cancer survivors and (3) providing airway clearance therapy for those suffering from chronic respiratory conditions. We possess a unique, scalable platform to deliver at-home healthcare solutions throughout the United States. This evolving home care delivery model is recognized by policymakers and insurance payers as a key for controlling rising healthcare costs. Our solutions deliver cost-effective, clinically proven, long-term treatment for people with these chronic diseases.

We generally employ a direct-to-patient and -provider model within our lymphedema portfolio, through which we obtain patient referrals from clinicians, manage insurance claims on behalf of our patients and their clinicians, deliver our solutions directly to patients and train them on the proper use of our solutions. This model allows us to engage directly with patients and clinicians, which are both critical audiences to which we can provide clinical evidence and education. For our respiratory therapy product, we have a durable medical equipment ("DME") distribution model, through which we sell the AffloVest product to accredited DME providers, whose representatives gather and submit documentation for payer reimbursement, train patients on use of the device, and provide ongoing patient support.

For the year ended December 31, 2025, we generated revenue of $329.5 million and had net income of $19.1 million. Our revenue increased 12% during the year ended December 31, 2025, compared to the year ended December 31, 2024.

Lymphedema is a type of chronic swelling, or edema, which occurs in the arms, legs, neck, trunk, chest or other body parts when the lymphatic vessels are unable to adequately drain protein-rich lymph fluid from these regions. Lymphedema is progressive in nature, worsens over time, and has no known cure. Chronic venous insufficiency is a condition that occurs when the venous wall and/or valves in the veins are not working effectively, making it difficult for blood to return to the heart from the affected region(s). Phlebolymphedema is the convergence of lymphedema and chronic venous insufficiency. When the venous system does not effectively transfer blood from the lower limbs, it can result in venous hypertension and the development of painful, slow-healing wounds on the lower leg called venous leg ulcers. Venous hypertension can also lead to a marked increase in fluid build-up in the limbs, overwhelming the lymphatic system and causing lymphedema. Our proprietary Flexitouch, Entre and Nimbl systems are clinically proven at-home solutions for patients with vascular disorders such as lymphedema. Patients with lymphedema are typically treated by vascular surgeons, vascular medicine physicians, oncology care teams, wound physicians, nurses and therapists.

Our current lymphedema products are the Flexitouch Plus, Entre Plus and Nimbl systems. A predecessor to our Flexitouch system received 510(k) clearance from the U.S. Food and Drug Administration (the "FDA") in July 2002, and we introduced the system to address the many limitations of self-administered home-based manual lymphatic drainage therapy. We began selling our more advanced Flexitouch system after receiving 510(k) clearance from the FDA in October 2006. In September 2016, we received 510(k) clearance from the FDA for the Flexitouch system in treating lymphedema of the head and neck. In June 2017, we announced that we received 510(k) clearance from the FDA for the Flexitouch Plus, the third-generation version of our Flexitouch system. In December 2020, we received 510(k) clearance for two new indications for our Flexitouch Plus system: phlebolymphedema and lipedema. We introduced our Entre system in the United States in February 2013 and the second generation, Entre Plus, in March 2023. The Entre Plus system is sold or rented to patients who need a simple pump or who do not yet qualify for insurance reimbursement for an advanced compression device such as our Flexitouch Plus system. Nimbl, our next generation pneumatic compression platform, received 510(k) clearance in June 2024 and, beginning in October 2024, is commercially available throughout the United States for treatment of upper extremity lymphedema, and subsequently was commercially launched for lower extremity lymphedema in February 2025. Sales and rentals of our lymphedema products generated $278.4 million, or 84%, of our revenue in 2025, and $259.4 million, or 89%, of our revenue in 2024.

On September 8, 2021, we acquired the assets of the AffloVest airway clearance product line. AffloVest is a portable, battery-powered, wearable vest that provides airway clearance to treat patients with chronic respiratory conditions such as bronchiectasis or conditions resulting from neuromuscular disorders. The AffloVest product line generated $51.1 million, or 16%, of our revenue in 2025, and $33.6 million, or 11%, of our revenue in 2024.

To support the growth of our business, we continue to invest in our commercial infrastructure, consisting of our direct sales force, DME sales team, patient education team, reimbursement capabilities, and clinical expertise. We are a national, accredited provider of home medical equipment services approved for coverage by private payers, Medicare, the Veterans Administration and certain Medicaid programs in the United States. Our field commercial team is focused on increasing clinician awareness of our lymphedema solutions. As of December 31, 2025, we employed 166 account managers and 166 specialists for our lymphedema products and a team of 19 specialists supporting our airway clearance products. This compares to 169 account managers and 111 specialists for our lymphedema products and a team of 18 specialists supporting our airway clearance products as of December 31, 2024.

Our reimbursement function includes payer relations and reimbursement operations. Our payer relations function focuses on payer policy development, education, payer contract negotiations, and data analysis. Our reimbursement operations function is responsible for verifying patient insurance benefits, individual patient case development, prior authorization submissions, case follow-up, and appeals when necessary. Our clinical function, consisting of a scientific advisory board, in-house therapists and nurses, and our Chief Medical Officer, serves as a resource to clinicians and patients and guides our development of clinical evidence in support of our products. We believe these investments are critical to driving payer, clinician and patient adoption of our technologies, and together with our commercial infrastructure, represent a significant competitive advantage.

Health insurance coverage for our Flexitouch Plus, Entre Plus and Nimbl systems is in place with private payers, Medicare, the Veterans Administration and certain Medicaid programs. Based on our estimates, we are contracted or enrolled as an in-network provider with payers covering over 278 million lives in the United States. In 2025, we served over 84,000 patients with our compression therapy devices and cumulatively have served over 635,000 patients since they launched.

AffloVest also benefits from a relatively mature reimbursement landscape. Health insurance coverage is in place for High Frequency Chest Wall Oscillation ("HFCWO") vest therapy with Medicare and most private insurers. Respiratory DME partners serve the role of receiving prescriptions, verifying coverage criteria, shipping, billing and training the patient.

Overview of Lymphedema and Chronic Venous Insufficiency

Lymphedema

The lymphatic system, a fundamental part of the cardiovascular system, consists of lymph vessels and lymph organs that protect the body against harmful bacteria and transport lymph fluid from the body's tissues back to the cardiovascular system. Lymph vessels are thin-walled capillaries that absorb fluids, bacteria and proteins, and propel them to lymph nodes, small lymph organs that filter and process the lymph fluid by eliminating waste and bacteria. Lymph nodes are located in several areas of the body, including superficial and deep lymph nodes under each arm, at the hip, in the groin, above the collar bones in the neck, in the abdomen, tonsils and spleen, and in bone marrow. Lymph vessels and lymph nodes work together with larger lymph structures to help maintain a normal healthy fluid balance.

Lymphedema occurs when there is impairment to the lymphatic system, disrupting normal transport of lymph fluid within the body and causes severe and debilitating symptoms, including swelling, decreased mobility, skin breakdown, pain, increased risk of serious infection and marked psychosocial impairment, resulting in significant negative implications for a patient's health. When the lymphatic system becomes overwhelmed, damaged, or blocked for an extended period of time, lasting swelling (referred to as chronic edema) occurs. Symptoms related to lymphedema can present anywhere in the body, including the head, neck, arms, legs, trunk and genitals. For most patients with lymphedema, the negative impact on their quality of life extends far beyond the swelling and heaviness and can include physical limitations, skin changes and recurrent infections, depression, anxiety and social isolation, and the financial burden of care. For patients with head and neck lymphedema, critical functions such as swallowing, breathing and range of motion can be negatively impacted. Over time, the accumulation of lymph fluid can result in significant changes in the structure of the tissues, causing thickening and hardening of the skin, referred to as fibrosis. Recurrent skin infections such as cellulitis, a serious skin infection, are common complications of lymphedema.

For people with cancer, the build-up of lymph fluid can be caused by surgery, especially when lymph nodes are removed, radiation therapy that can damage lymph nodes and vessels, infections that damage surrounding tissue or cause scarring, and other conditions. In 2024, a study was published that showed the striking disparity in care between non-cancer-related lymphedema ("NCRL") and cancer-related lymphedema ("CRL") patients. On average from the study, 39% of NCRL patients had a diagnosis after two doctor consultations compared to 75% of CRL patients, and 63% of NCRL patients experienced more than twelve months between symptom onset and lymphedema diagnosis compared to 16% of CRL patients. Consequently, the study found that NCRL patients perceive physician disinterest in their condition and ultimately feel dissatisfied with their healthcare experience related to lymphedema.

Lymphedema worsens over time if not properly treated, and currently has no known cure. When untreated, lymphedema can become painful and debilitating. The symptoms of lymphedema can be managed however, and patients who are educated about effective treatment options can improve their quality of life.

Misdiagnosis of lymphedema is common, and often patients do not get the medical care they need until significant symptoms have occurred. Proper diagnosis of lymphedema may require evaluation by a physician or other healthcare provider with knowledge of lymphedema and its visible symptoms. While not required to develop a lymphedema diagnosis, some clinicians may choose to perform diagnostic testing. Diagnostic tests for lymphedema include history and physical examination, soft tissue and vascular imaging, lymph node imaging and volume measurements. The International Society of Lymphology categorizes the progression of lymphedema from Stage 0, the least severe stage, to Stage 3, the most severe stage.

Chronic Venous Insufficiency and Phlebolymphedema

The most common form of lymphedema in the Western world is phlebolymphedema, a mixed etiology swelling due to chronic venous insufficiency ("CVI") and lymphatic insufficiency. The inability of the lymphatic system to adequately drain the interstitial fluid that accumulates in severe chronic venous hypertension causes this 'combined' condition, phlebolymphedema. CVI is prevalent among patients who are obese or pregnant and may also be caused by high blood pressure, trauma, lack of exercise, smoking, deep vein thrombosis and inflammation of the vein walls. As the valves deteriorate, blood is no longer able to effectively travel in the normal direction, leading to increased pressure in the vascular system, stretching and dilating vessels, which exacerbates the problem. Prolonged or untreated chronic venous insufficiency may cause an increase in the buildup of interstitial fluid (the fluid surrounding cells), which in turn, can cause skin and tissue changes that can permanently damage the lymphatic system. As hypertension increases, more fluid is pushed out of the vascular system leading to swelling, progressive tissue breakdown, skin infections and venous leg ulcers. Ulcers develop in areas with edema as swelling interferes with the movement of oxygen and nutrients through tissues, and if left untreated, these ulcers can quickly become infected or even gangrenous. Physicians diagnose chronic venous insufficiency based on appearance, symptoms and imaging techniques and classify it based upon a scale endorsed by the Society for Vascular Surgery.

Market Opportunity

Lymphedema and CVI are costly and lifelong conditions with debilitating physical and psychological impacts on patients. Based on a study published in 2020 by Dr. Steven Dean of Ohio State Medical Center et al., it is estimated that more than 16 million people in the United States were living with lymphedema due to CVI. This, in addition to the estimated five million individuals living in the U.S. with cancer-related and primary lymphedema, increases the prevalence estimates to over 20 million individuals.

Lymphedema and Cancer Treatment

Cancer treatment can cause damage to the lymphatic system in several ways. Cancer surgery often removes lymph nodes, radiation therapy can cause scar tissue to form around the lymph nodes and vessels, the cancer tumor itself can block or put pressure on lymph nodes and vessels, and chemotherapy and immunotherapy can increase the risk of lymphedema. Cancer related lymphedema can present months or years after cancer has been treated. Unfortunately, studies show that many patients who develop lymphedema after cancer treatment have to consult with more than one doctor to get a diagnosis and often endure four months or longer before first treatment is rendered.

Breast cancer related lymphedema has more published evidence, clinician understanding and patient awareness than any other cancer type. Patients treated for breast cancer face a lifetime risk of developing lymphedema. The National Accreditation Program for Breast Centers, the National Comprehensive Cancer Network, the Commission on Cancer Guidelines and the Oncology Nursing Society have evidence-based guidelines on cancer survivorship that feature lymphedema early detection, monitoring and treatment. While lymphedema is identified as one of the top medical issues reported by breast cancer survivors, access to care remains a challenge.

The consequences of head and neck cancer treatment are significant, with 90% of patients experiencing lymphedema and 47% having moderate to severe fibrosis. Patient symptoms of lymphedema of the head and neck include significant skin changes, pain, difficulty breathing, speaking and swallowing. In 2016, Tactile received U.S. FDA clearance to market a first-of-its-kind system to treat patients suffering from lymphedema of the head and neck, The American Cancer Society estimates that there are 430,000 survivors of head and neck cancers in the United States, and more than 65,000 new patients are diagnosed each year. Our Flexitouch head and neck system is the only pneumatic compression device with an indication to treat patients suffering from debilitating head and neck lymphedema and our therapy is protected with several patents issued in 2022. We estimate the market opportunity for our Flexitouch head and neck system is approximately $1 billion in the United States, which is based on 75% of the total number of patients suffering from cancers of the head and neck and our average selling price per device. In June 2020, a pilot study demonstrated the effectiveness of Flexitouch in treating patients with head and neck related lymphedema. In 2025, we announced the results of our landmark randomized controlled trial demonstrating sustained clinical benefits of Flexitouch Plus as a first-line therapy for treating head and neck cancer-related lymphedema.

Care Pathway & Limitations

Treatment for lymphedema depends on the extent and severity of the condition upon diagnosis. Treatment options include complete decongestive therapy consisting of manual lymphatic drainage ("MLD"), which is a specialized application of gentle pressure to the skin applied by a trained therapist that encourages drainage of lymph fluid, as well as decongestive exercises, skin care and compression with multilayered bandages, compression garments or pumps. The manual lymph drainage can be self-administered at home or in a clinic if lymphedema therapists are available. If administered in-clinic, visits typically are three to five times per week for four to eight weeks. This is costly, a significant commitment for the patient, inconvenient and time-consuming. Access to lymphedema therapists can be limited, and a reason that many patients do not access or complete their prescribed in-clinic treatments. Following the in-clinic visits, patients typically transition to self-administered home-based MLD and daily use of compression garments. Manual lymphatic drainage is difficult for patients to self-administer due to limited range of motion and treatment techniques that are difficult to replicate. To address these limitations, our at-home Flexitouch Plus and Nimbl systems were developed to provide automated pneumatic compression that mimics manual lymphatic drainage through an advanced, easy-to-use, consistent, self-applied at-home system.

In 2022, three independent societies' consensus endorsements were published in Phlebology: The Journal of Venous Disease. Experts from the American Venous Forum, American Venous and Lymphatic Society and Society for Vascular Medicine provided the consensus guidance on diagnosis and patient treatment pathways for lymphedema. A large majority of the panel (92%) agreed with the statement that sequential pneumatic compression should be recommended for lymphedema patients, with 34% strongly agreeing. In addition, 72% of the panel agreed with the statement that all patients with CVI (stages C3-C6) should be considered as lymphedema patients, with 38% strongly agreeing.

Overview of Bronchiectasis

Bronchiectasis is often a COPD-associated condition where the lung's bronchi become inflamed, widened, permanently damaged and scarred. As more of the bronchial wall thickens, mucus gets trapped, creating a breeding ground for infection. The inability to fully clear mucus and pathogens from the lungs can result in a progressive, chronic process of infections, inflammation, and permanent lung damage, often referred to as a 'vicious vortex'. Airway clearance therapies help interrupt the vicious vortex and need to be used regularly to maintain a healthy respiratory system in these patients.

Market Opportunity

Bronchiectasis is one of the most common respiratory diseases with over 500,000 U.S. adults diagnosed and is estimated to be growing in the high single-digits annually. More than 16 million people in the U.S. are living with COPD and it is estimated that over 4 million of them may be affected by bronchiectasis. High frequency chest wall oscillation is used to treat bronchiectasis and over 70 other International Classification of Disease ("ICD")-10 diagnosis codes. Awareness of bronchiectasis is rising, bolstered by the emergence in 2025 of the first FDA-approved pharmaceutical, which is regarded as complementary to airway clearance therapy in the multi-modal treatment approach. This pharmaceutical provides a targeted, anti-inflammatory oral medication approach and HFCWO therapy vests physically help clear the mucus.

Traditional Treatment and Limitations

Airway clearance therapy ("ACT") utilizes physical or mechanical means of percussion or vibration to mobilize mucus and phlegm to facilitate airway clearance by coughing. ACT options include huff coughing, chest physiotherapy performed by a therapist or caregiver, active cycle breathing, positive expiratory pressure devices and HFCWO vests. These treatments need to be performed daily to support bronchial hygiene for at-risk respiratory patients. Adherence to treatments and effectiveness of treatments are a significant challenge for patients with these chronic conditions.

AffloVest is a HFCWO therapy vest that has eight anatomically positioned oscillating motors that create individual pressure waveforms to target all lobes of the lungs to loosen, thin and mobilize lung secretions.

Our Strategy

Our goal is to become the leader in the at-home treatment of select underserved chronic diseases. We intend to leverage our established product, service and fulfillment platforms to be a global provider of clinically proven easy-to-use and cost-effective solutions. The key elements of our strategy include:

- ***Increase awareness of our solutions and establish them as the standards of care.*** We believe that many patients with lymphedema, chronic venous insufficiency and chronic respiratory conditions remain undiagnosed or undertreated. We intend to continue to educate physicians, nurses, therapists, patients, payers and DME provider representatives to raise awareness of these diseases, the associated health burdens of such diseases on patients and society, and the clinical and economic benefits of using our products. Further, we intend to continue promoting this awareness through training and educating clinicians, advertising campaigns, exhibiting at tradeshows and physician meetings and publishing additional clinical and economic outcome data demonstrating the benefits of our solutions. Our ongoing marketing initiatives focus on increasing referrals from physicians trained in the diagnosis and treatment of venous and lymphatic diseases, oncology and chronic respiratory conditions. In addition, we plan to launch more extensive direct-to-provider and patient marketing programs that we believe will further increase awareness of our solutions.

- ***Utilize direct sales and customer support teams.*** We rely on a large direct sales force and marketing organization to drive greater product adoption by patients suffering from lymphedema and CVI and their clinicians. We also intend to expand and support our respiratory DME channels, in an effort to help demonstrate HFCWO as a staple among the host of treatments they bring to chronic respiratory patients. We intend to strengthen our distribution network by continuing to recruit, train and retain talented sales representatives. With an expanded sales force, our goal is to expand the existing prescriber base.

- ***Demonstrate ongoing innovation to grow our technology platform and expand adoption of our therapies.*** We are actively developing new products and features for our portfolio in order to expand the number of patients using our products and allow us to enter new clinical adjacencies. We pursue both internal research, design and development, and also work with external collaborators to expand our product offerings. In addition, we evaluate opportunities to license or acquire additional technologies and products to expand our total addressable market opportunity.

- ***Continue the development of clinical and economic outcome data.*** A key part of our success is our ability to demonstrate the effectiveness of our products through clinical and economic outcome data. We intend to invest in additional studies to support peer-reviewed, published articles that evidence the clinical and economic benefits of our solutions as compared to traditional treatments. We intend to use these data to continue to educate clinicians, payers and patients on the proven advantages of our products compared to other therapies and expand our network of key opinion leader advocates.

- ***Expand third-party reimbursement.*** Most of our products are covered under existing reimbursement codes, and we have secured coverage for our solutions with commercial payers, Medicare, the Veterans Administration and certain Medicaid programs. Our team has experienced significant success in obtaining positive coverage policies from payers by developing direct relationships with payer decision-makers, leveraging our relationships with physician societies and key opinion leaders, providing clinical data, demonstrating the efficacy of our products and educating payers on the limitations of traditional treatments. We intend to continue this strategic approach to further expand coverage for our solutions, as well as to meet payer-specific requirements on behalf of patients.

Our Products

We market Flexitouch Plus, Entre Plus and Nimbl systems as at-home therapies for the treatment of lymphedema and chronic venous insufficiency. We market AffloVest as an at-home therapy to mobilize lung secretions through high frequency chest wall oscillation. These products have received 510(k) clearance from the FDA to be marketed in the United States. We believe our products have unique features and benefits that address the shortcomings of traditional treatments, are more cost-effective and enable more consistent and effective therapy, leading to enhanced patient quality of life, improved clinical outcomes and reduced cost of care.

Flexitouch Plus System

Our Flexitouch Plus system is a programmable advanced pneumatic compression device designed to stimulate the lymphatic system. It is indicated for the treatment of lymphedema, phlebolymphedema, lipedema, certain types of other edema, venous insufficiencies and certain types of leg ulcers. We introduced our first-generation Flexitouch system in the United States in 2003, our second-generation Flexitouch system in 2006, and our third-generation Flexitouch system, the Flexitouch Plus, in 2018. The patented mechanism of action of the Flexitouch Plus system works by sequentially inflating and deflating its chambers to create a gentle, wave-like motion that directs lymph fluid from the impaired areas toward healthy regions of the body. By automating this technique, we believe our system offers an effective, cost-efficient, convenient and accessible at-home treatment for patients.

Our Flexitouch Plus system consists of an electronic controller unit that offers 17 treatment settings and multiple contoured garment configurations for the trunk, chest, head, neck and the arm or leg. Our Flexitouch Plus is the only pneumatic compression system offering the flexibility for treating upper and lower extremities, the trunk and chest, and the head and neck. The electronic controller is a pneumatic compressor with four connector outlets. Each connector has eight outflow ports into which the garment hoses are connected. Our unique ComfortEase garments contain up to 32 air chambers, are made of a soft, pliable fabric and are designed with zippers and hook-and-loop fasteners to fit snugly around affected areas for maximum comfort and optimum pressure delivery. The garments come in a variety of sizes that can be easily adjusted to patients of all sizes. When our system is activated, air passes through the hoses, delivering sequential inflation and deflation to the garments and applying gentle pressure to the skin. The electronic controller unit adjusts the amount of pressure and the timing of the pressure and release cycles. This unit is lightweight and easily portable, providing maximum convenience for at-home treatment. A typical therapy session using our Flexitouch Plus system lasts up to one hour, with additional treatment options available if prescribed by a clinician. Beginning in November 2022, Flexitouch Plus controllers include Bluetooth capability that enables therapy data from the controller to be reported through Kylee, a companion application.

Entre Plus System

Our Entre system, introduced in 2013, is a basic pneumatic compression device used for the at-home treatment of lymphedema, chronic edema, venous insufficiency, and chronic wounds. Our Entre system is a pump with garments covering the arm or leg with eight chambers that inflate in sequence. In 2023, our second-generation system, Entre Plus, was introduced. In February 2025, we launched Nimbl for lower extremity lymphedema, which has replaced most orders for our Entre system and we expect to continue to do so.

Nimbl

Nimbl, our next generation basic pneumatic compression system, received 510(k) clearance in June 2024. Nimbl was commercially launched for upper extremity lymphedema in October 2024 and was commercially launched for lower extremity lymphedema in February 2025. Improving on the Entre Plus garments, the Nimbl system has reduced hose and harnesses while maintaining the eight chambers that inflate in sequence for treatment. Nimbl controllers include Bluetooth capability that enables therapy data from the controller to be reported through Kylee, a companion application.

Kylee

In 2022, we introduced Kylee™, a free mobile application to help patients learn about lymphedema, track their symptoms and treatment, and share their progress with their doctor. Kylee helps to support and encourage patients to embrace self-care and become more educated about their condition. Our customers can use Kylee to track their orders for our devices and view onboarding tutorials for using the device. Once a patient starts using a Tactile device, they can use Kylee to view their device usage, track their symptoms, and capture photos of their condition for sharing with their healthcare team. Flexitouch Plus and Nimbl controllers include Bluetooth technology to enable data transfer to the Kylee application.

AffloVest

We acquired the AffloVest business in September 2021. The AffloVest is the first truly portable high-frequency chest wall oscillation (HFCWO) vest. The device is battery-powered and affords patients the ability to ambulate while receiving treatment, as well as increases the likelihood that their treatment will travel with them. The AffloVest treats patients with retained pulmonary secretions resulting from bronchiectasis, cystic fibrosis and a host of neuromuscular disorders. The AffloVest offers various treatment modes and intensities. The user can set and store their personalized default treatment settings. Our AffloVest system has received 510(k) clearance as a HFCWO device and is intended for promoting airway clearance and improvement of bronchial drainage by enhancing mobilization of bronchial secretions where manipulation of the thorax is the physician's choice of treatment.

Clinical Results and Studies

Overview

A key part of our success is our ability to demonstrate the effectiveness of our products by funding studies that generate clinical and economic outcome data supporting our products. We have developed a significant body of clinical data supporting the efficacy and safety of our products. We intend to continue to invest in studies to support peer-reviewed, published articles that demonstrate the clinical and economic benefits of our solutions as compared to traditional treatments. To date, more than 26 studies regarding the safety and efficacy of our products have been completed, in which over 2,300 subjects have been included.

Impact of our Flexitouch System in Patients with Phlebolymphedema

In 2024, the largest U.S. prospective clinical trial ever conducted investigating pneumatic compression and lymphedema was published in the Journal of Vascular Surgery - Venous and Lymphatic Disorders, which demonstrated high compliance and significant improvements across study endpoints for patients treated with Flexitouch. The 52-week study included 179 veterans across four participating VA medical centers. Among the patients included in the study, chronic venous insufficiency was the most common etiology of lymphedema (phlebolymphedema), present in approximately 63% of study participants. Further, mild lymphedema was the most common disease stage, presenting in 68% of patients.

The study demonstrated statistically significant improvements in its primary endpoint of health-related and general quality of life measures. Specifically, Lymphedema Quality of Life (QoL) increased from 6.2 to 6.9, which includes improvements in function, appearance, symptoms, and emotion.

The secondary endpoint results demonstrated several statistically significant improvements, baseline to 52 weeks, with reductions in limb girth, cellulitis events, and skin hyperpigmentation. Among these results, the following were observed at 52 weeks: limb girth decreased by 1.4 cm; cellulitis events decreased from 21.4% to 6.1%; and skin hyperpigmentation decreased from 75% of patients to 40% of patients. There were additional improvements also noted in compliance and limb girth reduction, which included: 92% patient compliance (defined as used for five to seven days per week) with Flexitouch at 8 weeks and 72% patient compliance at 52 weeks; 74% patient compliance with compression garments at 52 weeks, compared to 64% at baseline; and 6% limb girth reduction at 12 weeks in patients with moderate (stage 2) and severe (stage 3) lymphedema.

A retrospective longitudinal matched case-control analysis of de-identified private insurance claims published by the Journal of Vascular Surgery in 2018 indicated significant benefits attributable to our Flexitouch system as compared to alternative compression therapies currently employed to help reduce the notable economic burden of phlebolymphedema (chronic venous insufficiency-related lymphedema). The study used administrative claims data from Blue Health Intelligence for the years 2012 through 2016. Patients were required to be continuously enrolled in the health plan for at least 18 months, diagnosed with phlebolymphedema, and had received at least one claim for conservative therapy either alone or in addition to a pneumatic compression device, or PCD. The main outcomes included direct phlebolymphedema- and sequelae-related medical resource utilization and costs.

Prior to case matching, 1,065 patients met these criteria. After case matching, the study included: 86 patients using conservative therapy matched with 87 patients on Flexitouch; 34 patients on simple PCDs, or SPCDs, matched with 23 patients on Flexitouch; and 69 patients on other advanced PCDs, or APCDs, matched with 67 patients on Flexitouch. Compared with conservative therapy alone, Flexitouch patients were associated with 69% lower per patient per year total phlebolymphedema- and sequelae-related costs net of any PCD-related costs ($3,839 vs $12,253; P=0.001). This was driven by 59% fewer mean annual hospitalizations (0.13 vs 0.32; P<0.001) corresponding to 82% lower inpatient costs and 55% lower outpatient hospital costs. Flexitouch patients were also associated with 52% lower outpatient physical therapy and occupational therapy costs and 56% lower other outpatient-related costs. Compared with SPCDs, Flexitouch was associated with 85% lower total costs ($1,153 vs $7,449; P=0.008) driven by 93% lower inpatient costs ($297 vs $4,215; P=0.002), 84% lower outpatient hospital costs ($368 vs $2,347; P=0.020), and 85% lower other outpatient-related costs ($353 vs $2,313; P=0.023). Compared with other APCDs, Flexitouch was associated with 53%

lower total costs ($3,973 vs $8,436; P=0.032) because of lower outpatient costs and lower rates of cellulitis infections (22.4% vs 44.9% of patients; P=0.02).

Impact on Clinical Outcomes and Healthcare Costs with Use of our Flexitouch System

A retrospective study published in JAMA Dermatology demonstrated significant improvement in key clinical endpoints and immediate cost reductions for individuals with lymphedema following receipt of our Flexitouch system. The study was conducted in the United States and included 718 patients with a lymphedema diagnosis who had continuous insurance coverage during the 12 months prior to and the 12 months after receiving our Flexitouch system from 2007 through 2013.

The study evaluated a broad, clinically relevant set of healthcare use outcomes for each patient for the 12 months before and the 12 months after receipt of our Flexitouch system, including cellulitis infections, inpatient hospitalizations, physical therapy and outpatient hospital visits. Receipt of our Flexitouch system was associated with a significant decline in the rate of cellulitis diagnosis in the cancer-related lymphedema patients of 79% and in the non-cancer-related lymphedema patients of 75%. The inpatient hospitalization rate declined 22% in the cancer-related group and declined 54% in the non-cancer-related group. Outpatient hospital visits declined 29% in the cancer-related patients and 40% in the non-cancer-related patients.

The study also reviewed lymphedema-related healthcare costs for each patient in the study for the 12 months before and the 12 months after receipt of our Flexitouch system. Among the cancer-related lymphedema patients, total costs per patient, excluding durable medical equipment costs, were reduced by 37%.

Flexitouch System Impact on Limb Volume and Patient-Reported Outcomes

A prospective study published in the European Journal of Vascular and Endovascular Surgery demonstrated that use of our Flexitouch system is associated with statistically significant reduction in limb volume, improvement in quality of life and no significant adverse effects. The study was conducted in the United States and collected data from a patient registry required by a third-party payer for 196 patients with lower extremity lymphedema who were prescribed our Flexitouch system from January 2009 to May 2012.

Use of our Flexitouch system was associated with a statistically significant reduction in limb volume with 88% of patients experiencing a reduction in limb volume and with 35% enjoying a substantial reduction in limb volume of greater than 10%. Twelve percent of patients experienced an increase in limb volume. Clinician assessment indicated that the majority of patients experienced improvement in the condition of their skin. Eighty-six percent of the patients exhibited a reduction in skin hardening (fibrosis) based on manual assessment of the skin. Based on clinical observation of function, 85% of patients demonstrated an increased ability to perform activities of daily living. Additionally, 77% of patients demonstrated improved range of motion.

Patients reported a significant increase in their ability to control lymphedema through treatment with our Flexitouch system, with an increase in function and a reduction in pain. Of the 98 patients who responded, 70% reported being "very satisfied" with the treatment by our Flexitouch system and 30% reported being "satisfied" with the treatment by our Flexitouch system.

Comparison of our Flexitouch System with Simple Pneumatic Compression Devices

A prospective, randomized controlled trial published in Supportive Care in Cancer in 2012 demonstrated that our Flexitouch system provides better clinical outcomes as compared to those achieved with a simple pneumatic compression device for home-based treatment of breast cancer-related lymphedema. The study was conducted in the United States and involved 36 patients. The number of participants in this study is considered to be a small sample size and a limitation of the study. However, it is one of the only published randomized controlled trials comparing PCDs, and we believe is currently the only published study of PCDs that reported comprehensively on adverse events. The patients were randomized to our Flexitouch system or a simple pneumatic compression device used for home treatment of one-hour per day for 12 weeks. The study does not reflect a comparison of our Flexitouch system to a product that is billed under the same Healthcare Common Procedure Coding System, or HCPCS, Code as our Flexitouch system. The group using our

Flexitouch system experienced an average reduction in edema of 29% compared to a 16% increase in the group using a simple pneumatic compression device.

Study of Patient-Reported Satisfaction with Use of our Flexitouch System

A retrospective study published in the Oncology Nursing Forum in 2008 demonstrated that patients using our Flexitouch system were satisfied with the device and perceived it to be beneficial in managing their lymphedema. The study was conducted in the United States and involved 155 patients with lymphedema. Ninety percent of the 155 study patients reported being "satisfied" with our Flexitouch system. Of these patients, more than 65% reported being "extremely satisfied."

Flexitouch System Impact on Patient-Reported Improved Quality-of-Life

A prospective observational study published in Annals of Vascular Surgery demonstrated that use of our Flexitouch system is associated with patient-reported overall improvement in quality-of-life and lower extremity-related symptoms. The study was conducted in the United States and collected data from patients presenting for treatment of lower-extremity lymphedema from March 2011 to September 2014. The study reported that 54% of patients reported greatly improved symptom control after use of our Flexitouch system, 35% moderately improved and 11% mildly improved. In the year before use of our Flexitouch system, 15% of the patients reported 26 episodes of cellulitis, which decreased to five episodes after initiation of the Flexitouch system (P=0.002) in subsequent median follow-up of 12.7 months. 8% of patients reported skin ulceration of the affected extremity in the year before presentation for treatment.

Advanced Pneumatic Compression for Treatment of Lymphedema of the Head and Neck

A landmark randomized control study of 236 patients with head and neck cancer related lymphedema demonstrated short term and sustained clinical and quality of life benefits of Flexitouch Plus as a first-line therapy in treating head and neck cancer-related lymphedema. The study assessed clinical and quality of life outcomes at 2, 4 and 6 months for patients randomized to either usual care (therapist-guided multi modal treatment) or Flexitouch Plus. In October 2025, the 4 and 6 month results were presented as a late breaking research poster at the ACRM 2025 102nd Annual Conference. Highlights include:

- Flexitouch Plus demonstrated reduced internal swelling at the majority of anatomical sites (13 of 19), with statistically significant improvement achieved in the base of tongue (p=0.008) and arytenoids (p=0.023);

- Improvements in both internal (Endoscopy Modified Patterson Scale) and external soft tissue swelling (clinical observation) favored Flexitouch Plus over usual care;

- Statistically significant improvement in epiglottic thickness and prevertebral soft tissue thickness at C3 in both groups at six months; and

- Both groups demonstrated sustained improvement in patient-reported symptom burden.

In June 2025, the two-month data publication of this same study demonstrated significant clinical and quality-of-life benefits in Flexitouch Plus treated patients. Specific areas that showed differentiation between usual care and Flexitouch Plus treated patients include:

- Participants in the usual care arm took an average of 29.8 days to begin therapist guided lymphedema treatment, compared to 17.9 days for therapy initiation for patients randomized to Flexitouch;

- Only 71% of participants randomized to usual care actually received their assigned usual care treatment. 94.9% of those that were randomized to Flexitouch received treatment;

- Flexitouch participants had statistically significant reduction in swelling via digital photography and total Head and Neck Cancer Related Lymphedema and Fibrosis Grading (HN-LEFG) scores while usual care participants exhibited marginal improvements; and

- Self-reported symptom improvement occurred in both groups, with Flexitouch demonstrating statistically significant improvement on three of the six health-related quality-of-life sub scales.

AffloVest Clinical Evidence

The use of the AffloVest in patients with cystic fibrosis ("CF") has been studied and reported on in non-peer reviewed journals. In 2016, a prospective study was conducted of 25 patients who were asked to augment their current airway treatment regimen with the AffloVest. These patients ranged from 11 to 18 years old and used AffloVest for periods of one month to almost a full year. Twelve patients demonstrated measurable improvement in multiple lung function tests: Forced Vital Capacity ("FVC") increased 15.22%, Forced Expiratory Volume 1 ("FEV1") increased 17.41% and Forced Expiratory Flow ("FEF") 25-75% increased 11.21% respectively. Eleven of the 12 patients who demonstrated positive improvement in their lung scores, and in whom those scores were maintained for nearly one year, had been using air bladder style vests previously. The remaining 13 patients saw no significant increase, and no decrease, in lung function.

A prospective, single-site study was published in *Respiratory Therapy* in 2018 and compared the impact of traditional compressor/bladder-style HFCWO vests with that of the mobile, battery-powered AffloVest on lung function measures in 32 healthy patients. The results showed no significant difference between the technologies in increased airflow in the lungs during treatment. AffloVest performed favorably to traditional vests in that it produced no significant decline in forced vital capacity or forced expiratory volume, while the traditional vests did show statistically significant declines in these measures.

In 2020, a chart review study of 30 patients compared the need for antibiotic therapy due to exacerbation, based on the number of prescriptions, emergency room visits and hospitalizations in the period approximately six months before each patient started AffloVest HFCWO therapy compared to the period six months after initiating AffloVest HFCWO therapy. The results showed a 96.2% reduction in hospitalizations, 82.4% reduction in emergency room visits, and 87.3% reduction in antibiotic usage for the post-AffloVest group.

In 2023, a patient preference study was published demonstrating a strong preference for the AffloVest over traditional bladder-style vests. 93% of symptomatic adults preferred the AffloVest to bladder-style vests and 90% reported the AffloVest therapy would fit with their lifestyle. The independent, randomized study of 30 vest-naïve adults was published in *RT Magazine* in June 2023.

Sales and Marketing

Unlike many of our competitors, we generally utilize a direct-to-patient and -provider model to market our lymphedema products directly to patients and clinics, providing high-quality customer service and capturing both the manufacturer and distributor margins for most of this business. The direct channel allows us to focus on our primary call points, which include vascular, therapy, oncology, and the Veterans Affairs hospital markets.

For AffloVest, we utilize the respiratory DME channel as our go-to-market method. Our utilization of DME provider representatives gives us access to a larger channel than competitors that market and sell directly. The respiratory DME channel also already serves the chronic respiratory community, enabling them to identify complex respiratory candidates who are regularly on other respiratory therapies (such as oxygen, nebulizers,

non-invasive ventilators, etc.) and who might benefit from the use of our AffloVest. The below chart reflects these models:


Tactile Lymphedema Business
Manufacturer + DME
Patient
Tactile Respiratory Business
Manufacturer
DME
Patient

Our direct-to-patient and -provider lymphedema business is composed of a direct sales force, patient training and support, reimbursement capabilities and clinical expertise. These functions focus on patient and provider education, expanding awareness, coordinating referrals, and obtaining payment for our products.

The chart below describes our U.S. direct-to-patient and -provider model for the majority of our lymphedema business.


Marketing
Commercial Operations
Patient Training and Support
Generate patient and clinician awareness of our solutions
Educate physicians and therapists on lymphedema and share validated screening tools
Target clinics with high incidence of lymphedema in their patient population (oncology, vascular, wound)
Receive prescription and gather required documentation from prescriber for patients' payer
Determine garment size from patient measurements
Ship therapy to patient and submit claim to insurance
Provide virtual or at-home training for patient
Offer ongoing patient and product support

We sell the AffloVest to DME providers in the U.S. whose representatives service patients and bill third-party payers for the product. The DME provider representatives obtain the prescription and coordinate with patients and payers to determine insurance eligibility and payment. These DME providers are staffed by trained respiratory therapists who are required in some states to set up patients on at-home prescription respiratory therapies like AffloVest. We market to, and educate, DME provider representatives and clinicians about the AffloVest advantages. As of December 31, 2025, we also employed a small group of respiratory specialists, who educate DME provider representatives, provide product demonstrations for targeted clinicians and support technical questions related to the AffloVest.

The chart below describes our DME model.

```
┌─────────────────────┐  ┌─────────────────────┐
│                      ╲ │                      ╲
│     Marketing        │ │  Order Management with│
│                      ╱ │     DME partners     ╱
└─────────────────────┘  └─────────────────────┘
```

- Educate DME partners on AffloVest advantages, bronchiectasis and cystic fibrosis disease
- Support DME partners calling on target clinics with high incidence of bronchiectasis and cystic fibrosis
- Partner with DME providers to increase clinician awareness of airway clearance therapy benefits for patients

- Process DME orders for AffloVests, typically shipping to DME locations
- Manage returns, size exchange and complaint handling with DME partners

As of December 31, 2025, we employed 166 account managers and 166 specialists for our lymphedema products and a team of 19 specialists supporting our airway clearance products. This compares to 169 account managers and 111 specialists for our lymphedema products and a team of 18 specialists supporting our airway clearance products as of December 31, 2024.

Our marketing team leads our efforts in brand development, product messaging, tradeshow attendance, medical educational forums, website development, social media and advertising.

Reimbursement, Payer Relations and Customer Support Process

Private insurers and other payers represented approximately 51% and 60% of our revenue in 2025 and 2024, respectively, while Medicare represented approximately 24% and 18% of our revenue in 2025 and 2024, respectively, Veterans Administration hospitals represented approximately 9% and 11% of our revenue in 2025 and 2024, respectively, and DME distributors represented approximately 16% and 11% of our revenue in 2025 and 2024, respectively. When we sell our solutions directly to patients, we generally bill third-party payers, such as commercial insurance or Medicare, on behalf of our patients and bill the patient for their copayment obligations and deductibles.

As a nationwide provider, we have developed a broad expertise in obtaining billing codes, in-network contracts, developing coverage policies, overcoming payer barriers and obtaining authorization and payment from payers across all regions of the United States. Our model utilizes our strategic and operational reimbursement proficiency to meet the varying requirements of hundreds of payers across the country.

Our reimbursement function includes payer relations and reimbursement operations. Our payer relations function focuses on payer policy development and education for our entire portfolio, as well as contract negotiations for our direct business, and data analysis. Our reimbursement operations function is responsible for verifying patient insurance benefits, individual patient case development, prior authorization submissions, case follow-up, gathering documentation from clinics, and appeals when necessary. The reimbursement operations function is organized into regions so that each case is handled throughout the process by experts in specific payer requirements.

We have strong and established payer relationships, including most of the largest private payers in the United States. Based on our estimates, we are contracted or enrolled as an in-network provider with payers covering nearly 278 million lives. These contracts allow us to be an in-network provider for patients, enabling them to access our systems at a competitive rate and copay comparable to other suppliers and easing our administrative burden in processing authorizations and claims. For the last several years we have enjoyed an 80% or greater approval rate on commercial payers and 90% or greater approval rate on Medicare claims submitted (across all our products). We began doing business with Medicare in 2007. We have an in-depth understanding of specific payer coverage criteria, and our submission materials are tailored to address an individual payer's distinct requirements. Our dedicated customer service team is available to answer patient questions regarding reimbursement, account status, device operation and troubleshooting during normal business hours. We receive no additional reimbursement for patient support, but provide high-quality customer service and continuity to enhance patient comfort, satisfaction, compliance and safety with our products.

Our Flexitouch Plus system controller is reimbursed under HCPCS code E0652, and our Entre Plus and Nimbl system controllers are each reimbursed under HCPCS code E0651. Garments that cover various parts of the body are used with these systems and billed using HCPCS codes E0656, E0657, E0667, E0668 and E0669. Our head and neck garment does not currently have a billing code assigned; it is currently billed using the miscellaneous DMEPOS HCPCS code E1399. To date, over 1,100 payers have paid for our products.

Our respiratory DME partners contract directly with commercial payers and regularly serve as a consolidated source for various respiratory-related therapies. The DME distributor obtains the prescription and, in coordination with the patient and payer, determines insurance eligibility and payment. The AffloVest is reimbursed under HCPCS code E0483, high frequency chest wall oscillation for bronchiectasis, and over 70 other ICD-10 diagnosis codes.

Research

Our research scope includes engineering, scientific and clinical research in the areas of our therapies for the treatment of lymphedema, cancer-related lymphedema, chronic venous insufficiency, bronchiectasis and other chronic respiratory conditions. Our expertise includes pneumatics, electronics, garment design, embedded software, mechanical design, sensors, manufacturing technologies and clinical trial management. Our current research and development efforts are focused on improving design for ease-of-use, reducing production costs of our solutions and further differentiating our products from our competitors. We coordinate our development efforts with external advisors and our intellectual property strategies in order to enhance our ability to obtain patent and other intellectual property protection. Our research and development expenses, including spending on our clinical evidence development efforts, totaled $8.5 million and $8.8 million for the years ended December 31, 2025 and 2024, respectively.

Manufacturing and Quality Assurance

Our manufacturing and quality assurance model combines our internal manufacturing resources and expertise, including assembly, quality assurance, material procurement and inventory control, with approved third-party manufacturers and suppliers of system components. Our internal manufacturing activities, located in Minneapolis, Minnesota, include quality inspection, assembly, packaging, warehousing and shipping of our products. We outsource the manufacture of components, which are produced to our specifications and shipped to our facilities for inspection and final assembly. We use third-party manufacturers and suppliers worldwide to source our components, maintaining dual-source vendors of critical components whenever possible, and leveraging competitive bids among third-party manufacturers and suppliers to control costs. Quality control, risk management, efficiency and the ability to respond quickly to changing requirements are the primary goals of our manufacturing operations. We believe our manufacturing model permits us to operate with low capital expenditure requirements. We carefully manage our supply chain in an effort to take costs out of the manufacturing process.

We manage our arrangements with our third-party manufacturers and suppliers to adjust delivery schedules and quantities of components to match our changing manufacturing requirements. We forecast our component needs based on historical trends, current utilization patterns and sales forecasts of future demand. We establish our relationships with our third-party manufacturers and suppliers through supplier contracts and purchase orders. In most cases, these supplier relationships may be terminated by either party upon reasonable notice.

In order to mitigate against the risks related to a single source of supply, we qualify alternative suppliers, when possible, and develop contingency plans for responding to disruptions, including maintaining adequate inventory of any single source components, along with requiring each supplier to maintain specified quantities of inventory. To date, we have not experienced material delays in obtaining any of our components, nor has the ready supply of finished products to our patients or clinicians been adversely impacted by component supply issues.

We have implemented a quality management system designed to comply with FDA regulations and International Standards Organization, or ISO, standards governing medical device products. In the United States, we and some of our manufacturers are required to manufacture our products in compliance with the FDA's Quality Management System Regulation, as updated to take effect on February 2, 2026, which covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping for our products. We maintain a quality management system to control compliance with such requirements and have procedures in place designed to ensure that all products and materials purchased by us conform to our requirements and FDA regulations. Our quality management system has been certified to ISO 13485:2003 in 2012, 2014 and 2017, and to ISO 13485:2016 in 2019, 2020, 2021, 2022, 2023 and 2024. In 2021, we also received our Medical Device Single Audit Program ("MDSAP") certification, which was renewed in 2024. An MDSAP allows an MDSAP-recognized Auditing Organization to conduct a single regulatory audit of a medical device manufacturer that satisfies the relevant requirements of the regulatory authorities participating in the program. Many of our manufacturers' quality management systems also have been certified to ISO.

Order Fulfillment and Patient Education

With respect to our Flexitouch Plus, Entre Plus and Nimbl systems, once we have a complete patient order and appropriate documentation from the payer, we package and ship the system, configured to their physician's prescription, directly to the patient. We utilize third-party carriers for delivery and pick up of our devices. After delivery and when requested by our patient, we coordinate a virtual or at-home visit from one of our trainers to provide education and instruction on use and care of their therapy system. These trainers are professionally trained and instructed on proper use of our products. Patient visits and training sessions are assigned by our staff. Additional materials including training videos and support content is available on our website to support patients and their training needs. Kylee™ allows patients to manage their conditions by tracking treatments and symptoms, as well as having direct access to educational resources.

Our AffloVest product is packaged and shipped to the DME provider representative or drop-shipped directly to a patient, as directed. We utilize third-party carriers for delivery and pick up of our AffloVest products. In situations in which the product is shipped to the DME provider representative, they are responsible for completing the delivery to the patient. Upon receipt of the product, patients are able to utilize materials included with the product to complete self-training or engage with the DME provider representative for additional support.

Competition

The pneumatic compression pump market is composed of a number of manufacturers and distributors of pneumatic compression pumps. Our most significant manufacturing competitors are Bio Compression Systems, Inc. and Lympha Press USA.

Given the growth of the pneumatic compression pump market, we expect that the industry will become increasingly competitive in the future. Manufacturing companies compete for sales to patients primarily based on product features and service.

We believe we are the only pneumatic compression home-therapy device company with a meaningful U.S. market position supported by a direct sales force. We believe our manufacturing competitors' complete reliance on DME distribution intermediaries compresses their margins and limits their ability to invest in clinical evidence and product features that address consumer preferences. To pursue a direct-to-patient and -provider sales model, our manufacturing competitors would need to meet national accreditation and state-by-state licensing requirements, secure Medicare billing privileges, as well as compete directly with the home medical equipment providers that many rely on across their entire home care businesses.

We anticipate that, given the size of the available market, we will face increased competition in the future as existing companies and competitors develop new or improved products and distribution strategies and as new companies enter the market with new technologies and distribution strategies. Our ability to compete successfully and to increase our market share is dependent upon our reputation for providing responsive, professional and high-quality products and services and achieving strong customer satisfaction.

Competitors within the airway clearance market consist largely of three other HFCWO vest manufacturers: Baxter (formerly Hill-Rom), Philips Medical and Electromed. While we believe AffloVest's portability and our use of DME distributors are differentiators, we anticipate that given the size of the airway clearance market, we will continue to see vigorous competition. We intend to further expand and support our respiratory DME relationships, as well as invest in product development, to better support this still-underserved area.

Government Regulation

Our systems are medical devices subject to extensive and ongoing regulation by numerous governmental authorities, principally the FDA, and corresponding state and foreign regulatory agencies.

FDA Regulation

In the United States, the FDA regulates medical devices, including the following activities that we perform, or that are performed on our behalf with respect to our devices: product design and development, pre-clinical and clinical testing, manufacturing, labeling, storage, servicing, premarket clearance or approval, record keeping, product marketing, advertising and promotion, sales and distribution, and post-marketing surveillance, including reporting. Failure to comply with applicable U.S. requirements may subject us to a variety of administrative, enforcement, or judicial sanctions, such as warning letters, import alerts, debarment, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. The FDA can also refuse to clear or approve pending applications.

Unless an exemption applies, each medical device we seek to distribute commercially in the United States requires marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorizations applicable to a device are premarket notification, also called a 510(k) clearance, and premarket approval. The type of marketing authorization is generally linked to the classification of the device, which is based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device's safety and effectiveness.

All of our past and current models of our Flexitouch, Entre, Nimbl and AffloVest systems are Class II devices under the FDA classification system requiring 510(k) clearance. We obtained 510(k) clearance for our Flexitouch system in October 2006 and for a discontinued predecessor system in July 2002. In September 2016, we received 510(k) clearance from the FDA for the Flexitouch system for treating lymphedema of the head and neck. In June 2017, we announced that we received 510(k) clearance from the FDA for the Flexitouch Plus, the third-generation version of our Flexitouch system. In December 2020, we received 510(k) clearance for two new indications for our Flexitouch Plus system: phlebolymphedema and lipedema. We obtained 510(k) clearance for our Entre system in May 2015. In June 2024 we received 510(k) clearance for our Nimbl device. 510(k) clearance for the AffloVest system was obtained in 2013. All of our Class II devices have obtained 510(k) clearance and that status remains current as of the date of this filing.

After a device receives a 510(k) clearance or a premarket approval, any modification that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use will generally require a new clearance or approval. Thus, modifications or changes in use of our existing devices will be evaluated to ensure ongoing compliance to the FDA requirements.

Further, even after a device receives clearance or approval by the FDA and is placed on the market, numerous regulatory requirements apply. These include:

- establishment registration and device listing;

- quality management system regulation, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation, current good manufacturing practice, as applicable, and other quality assurance procedures during all aspects of the manufacturing process;

- labeling regulations and the FDA prohibitions against the promotion of products for un-cleared, unapproved or "off-label" uses, and other requirements related to promotional activities;

- medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

- corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation that may present a risk to health; and

- post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Any new Class II devices developed by us will be submitted to the FDA as required by the 510(k) process. Under this process, when a 510(k) clearance is required, we must submit a premarket notification to the FDA demonstrating that our proposed device is "substantially equivalent" to a previously cleared and legally marketed 510(k) device, a legally marketed device which has been reclassified from high to low or moderate risk or a device that was in commercial distribution before May 28, 1976 for which the FDA does not require the submission of a premarket approval application, which is commonly known as the "predicate device." In 2019, the FDA released a final guidance for industry regarding an optional Safety and Performance Based Pathway for 510(k) clearance, which allows a submitter to demonstrate that an eligible new device of a well-understood type meets FDA-identified performance criteria to demonstrate that the device is as safe and effective as a legally marketed device. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the FDA will issue a not substantially equivalent decision. This means the device cannot be cleared through the 510(k) process and will require marketing authorization through the premarket approval pathway.

A premarket approval application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The premarket approval application process is much more demanding and in-depth than the 510(k) premarket notification process and requires the payment of significant user fees. A premarket approval application must be supported by valid scientific evidence, which typically requires extensive data, including but not limited to technical, pre-clinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction reasonable evidence of safety and effectiveness of the device.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include, but are not limited to, any of the following compliance and enforcement actions: warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production, denying our request for 510(k) clearance or premarket approval of new products, rescinding previously granted 510(k) clearances or withdrawing previously granted premarket approvals.

We are also subject to announced and unannounced inspections by the FDA, and these inspections may include the manufacturing facilities or other sites of our subcontractors to audit any part of our quality system. We were inspected three times since January 2010 by the FDA and found to be in compliance with the Quality System Regulation requirements in effect at that time. We cannot assure you that we can maintain a comparable level of regulatory compliance in the future at our facilities.

FTC Regulation

Device advertising and promotional activity in certain circumstances is also subject to scrutiny by the Federal Trade Commission (the "FTC"), as well as similar state consumer protection agencies, which enforce laws related to false and deceptive trade practices. A company that is found to have advertised its product in violation of these laws may be subject to liability, including monetary penalties.

Centers for Medicare and Medicaid Services

Centers for Medicare and Medicaid Services, or CMS, requires providers and suppliers of products or services to attain and maintain accreditation in order to participate in federally funded healthcare programs. To attain and maintain accreditation, among other requirements companies are required to institute policies and procedures that formalize the interaction of the company with patients. Accrediting bodies that are approved ("deemed") by CMS will perform audits of these policies and procedures every three years. Should a company fall out of compliance with the requirements of the accrediting body, expulsion from the Medicare program could follow. In May 2008, we became a Durable, Medical Equipment, Prosthetics, Orthotics, and Supplies accredited supplier by the Accreditation Commission for Health Care. This accreditation must be renewed every three years through a recredentialing process that includes an on-site review. We last renewed our accreditation with our accrediting body in May 2023. Maintaining our accreditation and Medicare enrollment requires that we comply with numerous business and customer support standards. If we are deemed out of compliance with accreditation standards our enrollment status in the Medicare program could be jeopardized, up to and including termination.

Licensure

Several states require that durable medical equipment providers be licensed in order to sell products to patients in that state. Certain of these states require that durable medical equipment providers maintain an in-state location. Most of our state licenses are renewed on an annual or bi-annual basis. In addition, we are subject to certain state laws regarding professional licensure.

Fraud and Abuse Regulations

Federal Anti-Kickback and Self-Referral Laws. The Federal Anti-Kickback Statute, among other things, prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration, whether directly or indirectly and overtly or covertly, in return for, or to induce the referral of an individual for the:

- furnishing or arranging for the furnishing of items or services reimbursable in whole or in part under Medicare, Medicaid or other federal healthcare programs; or

- purchase, lease, or order of, or the arrangement or recommendation of the purchasing, leasing, or ordering of any item or service reimbursable in whole or in part under Medicare, Medicaid or other federal healthcare programs.

The Federal Anti-Kickback Statute applies to certain arrangements with healthcare providers, product end users and other parties, including marketing arrangements and discounts and other financial arrangements offered to our clinicians in connection with the sale of our products. The statute is very broad, but includes statutory safe harbors (such as a discount safe harbor) to ensure that if a company tailors its conduct in accordance with a safe harbor, it will not violate the statute.

Noncompliance with the Federal Anti-Kickback Statute can result in civil, administrative and criminal penalties, restrictions on our ability to operate in certain jurisdictions, and exclusion from participation in Medicare, Medicaid or other federal healthcare programs. In addition, to the extent we are found to not be in compliance, we may be required to curtail or restructure our operations.

The Ethics in Patient Referrals Act, commonly known as the "Stark Law," prohibits a physician from making referrals for certain "designated health services" payable by Medicare to an entity, including a company that furnishes durable medical equipment, in which the physician or an immediate family member of such physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement unless an exception applies. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a noncompliant arrangement, civil penalties and exclusion from Medicare or other Federal health care programs.

Additionally, because some of these laws continue to evolve, we lack definitive guidance as to the application of certain key aspects of these laws as they relate to our arrangements with providers. We cannot predict the final form that these regulations will take or the effect that the final regulations will have on us. As a result, our provider arrangements may ultimately be found to be non-compliant with applicable federal law.

False statements. The federal false statements statute, relating to health care matters, prohibits knowingly and willfully falsifying, concealing, or omitting a material fact or making any materially false statement in connection with the delivery of healthcare benefits, items, or services. In addition to criminal penalties, violation of this statute may result in collateral administrative sanctions, including exclusion from participation in Medicare, Medicaid and other federal health care programs.

Federal False Claims Act and Civil Monetary Penalties Law. The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, any false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim paid or to avoid, decrease or conceal an obligation to pay money to the federal government or knowingly retained an overpayment. The Federal False Claims Act's qui tam provisions have made it easier for private parties to bring whistleblower lawsuits against companies.

The Civil Monetary Penalties Law provides, in part, that the federal government may seek civil monetary penalties against any person that, like under the Federal False Claims Act, presents or causes to be presented claims to a Federal health care program that the person knows or should know is for an item or services that was not provided as claimed or is false or fraudulent or that has made a false statement or used a false record to get a claim paid. The federal government may also seek civil monetary penalties for a wide variety of other conduct, including offering remuneration to influence a Medicare or Medicaid beneficiary's selection of providers and violations of the Federal Anti-Kickback Statute.

If we are found to be in violation of the Federal False Claims Act or the Civil Monetary Penalties laws, penalties include fines for each false claim violation of the Federal False Claims Act and varying amounts based on the type of violation of the Civil Monetary Penalties Law, plus up to three times the amount of damages that the federal government sustained because of the act of that person. In addition, the federal government may also seek exclusion from participation in all federal health care programs.

In addition, we bill Medicare Part B, Medicaid, the Veterans Administration and other insurers directly for lymphedema products provided to patients. As a result, we must comply with all laws, rules and regulations associated with filing claims with the Medicare program, including the Social Security Act, Medicare regulations, the Federal False Claims Act and the Civil Monetary Penalties Law, as well as a variety of additional federal and state laws. During an audit, insurers typically expect to find explicit documentation in the medical record to support a claim. Physicians and other clinicians, who are responsible for prescribing our products for patients, are expected to create and maintain the medical records that form the basis for the claims we submit to Medicare and other insurers. Any failure to properly document the medical records for patients using our products could invalidate claims, impair our ability to collect submitted claims and subject us to overpayment liabilities, Federal False Claims Act liabilities and other penalties including exclusion from the Medicare, Medicaid, other government health care programs or private insurance programs.

State fraud and abuse provisions. Many states have also adopted some form of anti-kickback and anti-referral laws and false claims acts that apply regardless of payer, in addition to items and services reimbursed under Medicaid and other state programs. In some states, these laws apply, and we believe that we are in compliance with such laws. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

The U.S. Foreign Corrupt Practices Act and Other Anti-Corruption Laws. We may be subject to a variety of domestic and foreign anti-corruption laws with respect to our regulatory compliance efforts and operations. The U.S. Foreign Corrupt Practices Act (the "FCPA") is a criminal statute that prohibits an individual or business from paying, offering, promising or authorizing the provision of money (such as a bribe or kickback) or anything else of value (such as an improper gift, hospitality, or favor), directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision in order to assist the individual or business in obtaining, retaining, or directing business or other advantages (such as favorable regulatory rulings). In addition to the FCPA, there are other federal and state anti-corruption laws to which we may be subject, including, the U.S. domestic bribery statute contained in 18 USC § 201 (which prohibits bribing U.S. government officials) and the U.S. Travel Act (which in some instances addresses private-sector or commercial bribery both within and outside the United States). Also, a number of other countries have their own domestic and international anti-corruption laws, such as the UK Bribery Act 2010.

We could be held liable under the FCPA and other anti-corruption laws for the illegal activities of our employees, representatives, contractors, collaborators, agents, subsidiaries, or affiliates, even if we did not explicitly authorize such activity. Although we will seek to comply with anti-corruption laws, there can be no assurance that all of our employees, representatives, contractors, collaborators, agents, subsidiaries or affiliates will comply with these laws at all times. Violation of these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain governments or other persons, importation restriction, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. In addition, our directors, officers, employees, and other representatives who engage in violations of the FCPA and certain other anti-corruption statutes may face imprisonment, fines and penalties.

State and federal transparency/reporting requirements. As part of the Patient Protection and Affordable Care Act, or ACA, the Federal government has created a transparency program known as Open Payments (the Physician Payments Sunshine Act) which requires applicable manufacturers of drugs, devices, biologicals and medical supplies to report annually to the CMS, an agency within the U.S. Department of Health and Human Services, or HHS, information related to payments and other transfers of value provided to physicians and teaching hospitals ("covered recipients") and certain ownership and investment interests held by physicians and their immediate family members. Beginning in 2021, tracking and reporting was expanded to include additional covered recipients, namely physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse-midwives. Failure to submit timely, accurate and complete information may result in significant civil monetary penalties for "knowing failures to report." Certain states have their own versions of the Physician Payments Sunshine Act, and may also require implementation of commercial compliance programs and compliance with the device industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or prohibition and tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

The laws described above impact the kinds of financial arrangements we may have with hospitals, healthcare professionals or other potential purchasers of our products. If our operations are found to be in violation of any of the laws or regulations described above or others that apply to us, we may be subject to penalties, including potentially significant criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations.

HIPAA. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses, which are referred to as covered entities. The standards promulgated under HIPAA's regulations include those that:

- restrict the use and disclosure of individually identifiable health information, or "protected health information";

- establish standards for common electronic healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures;

- require covered entities to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information; and

- require covered entitles to provide notification to affected individuals, the Department of Health and Human Services and the media in the event of a breach of unsecured protected health information.

The American Recovery and Reinvestment Act of 2009, or ARRA, expanded HIPAA's privacy and security standards. ARRA includes the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, which, among other things, made HIPAA's privacy and security standards directly applicable to business associates of covered entities. A business associate is a person or entity that performs certain functions or activities on behalf of a covered entity that involve the use or disclosure of protected health information. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable standards. Moreover, HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions.

The 2013 final HITECH omnibus rule, or the HITECH Final Rule, modifies the breach reporting standard in a manner that makes more data security incidents qualify as reportable breaches. The costs of complying with privacy and security related legal and regulatory requirements are burdensome. The HITECH Final Rule will continue to be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us, as well as referring providers.

In addition to federal regulations issued under HIPAA, several states have enacted privacy and security statutes or regulations that, in certain cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. Most states have also adopted breach notification laws that require notification to affected individuals and certain state agencies if there is a security breach of certain individually-identifiable information. If we suffer a privacy or security breach, we could be required to expend significant resources to provide notification to the affected individuals and address the breach, as well as reputational harm associated with the breach. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions. Any liability from failure to comply with the requirements of HIPAA, HITECH or state privacy and security statutes or regulations could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our business, financial condition and results of operations.

Telephone Consumer Protection Act. The Telephone Consumer Protection Act of 1991 (“TCPA”) restricts telemarketing and the use of automated telephone equipment. The TCPA limits the use of automatic dialing systems, artificial or prerecorded voice messages, SMS text messages and fax machines. It also applies to unsolicited text messages advertising the commercial availability of goods or services. Additionally, a number of states have enacted statutes that address telemarketing. For example, some states, such as California, Illinois and New York, have created do-not-call lists. Other states, such as Oregon and Washington, have enacted “no rebuttal statutes” that require the telemarketer to end the call when the consumer indicates that he or she is not interested in the product being sold. Restrictions on telephone marketing, including calls and text messages, are enforced by the FTC, the Federal Communications Commission, states and through the availability of statutory damages and class action lawsuits for violations of the TCPA.

Environmental Regulation

Our research and development and manufacturing processes and operations may involve the controlled use of hazardous materials, including flammables, toxics and corrosives and produce hazardous chemical waste products. We are subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and end-of-life handling or disposition of products, and environmental protection, including those governing the

generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time.

Foreign Government Regulation

International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different. Many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements, and import restrictions on medical devices. Each country has its own tariff regulations, duties and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution or other consequences.

The European Union is the primary regulator in Europe, which has adopted numerous directives/regulations and has promulgated standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Medical devices that comply with the requirements of applicable directives/regulations will be entitled to bear the CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives/regulations and, accordingly, can be commercially distributed throughout the member states of the European Union, and other countries that comply with or mirror these directives. At this time, we have no products that are CE marked.

Third-Party Reimbursement

In the United States and elsewhere, sales of medical devices depend in significant part on the availability of coverage and reimbursement to providers and patients from third-party payers. Third-party payers include private insurance plans and governmental programs. As with other medical devices, reimbursement for our products can differ significantly from payer to payer, and our products are not universally covered by third-party commercial payers. Further, third-party payers continually review existing technologies for continued coverage and can, with limited notice, deny or reverse coverage for existing products.

Two principal governmental third-party payers in the United States are Medicare and Medicaid. Medicare is a federal program that provides certain medical insurance benefits to persons age 65 and over, certain disabled persons and others. In contrast, Medicaid is a medical assistance program jointly funded by federal and state governments to serve certain individuals and families with low incomes and who meet other eligibility requirements. Each state administers its own Medicaid program which determines the benefits made available to the Medicaid recipients in that state. The Medicare and Medicaid statutory framework is subject to administrative rulings, interpretations and discretion that affect the amount and timing of reimbursement made under Medicare and Medicaid.

CMS, which is the agency within the Department of Health and Human Services that administers both Medicare and Medicaid, has the authority to decline to cover particular products or services if it determines that they are not "reasonable and necessary" for the treatment of Medicare beneficiaries. A coverage determination for a product, which establishes the indications that will be covered, and any restrictions or limitations, can be developed at the national level by CMS through a National Coverage Determination, or NCD, or at the local level through a Local Coverage Determination, or LCD, by a regional Medicare Administrative Contractor, which is a private contractor that processes and pays claims on behalf of CMS for the geographic area where the services were rendered. Obtaining a coverage determination, whether an NCD or LCD, is a time-consuming, expensive and highly uncertain endeavor, especially for a new device. Under the current NCD that has been effective since January 14, 2002, pneumatic compression devices, or PCDs, including our products, are covered for the treatment of lymphedema or for the treatment of chronic venous insufficiency with venous stasis ulcers. A LCD, administered by the two Medicare Administrative Contractors responsible for processing durable medical equipment claims, and which had set forth additional coverage criteria impacting Medicare coverage for our products was retired on November 14, 2024. The validity of the coverage criteria in the LCD remains under dispute in the District Court of the District of Columbia. Our Medicare business was 24% of revenue in 2025 compared to 18% in 2024.

Because Medicare criteria is extensive, we have a team dedicated to educating clinicians to help them understand how Medicare policy affects their patients and the medical record documentation needed to meet Medicare requirements. We maintain open communication with physician key opinion leaders and with Medicare contractors to provide data as it becomes available that could potentially influence coverage decisions. We also continue to closely monitor our Medicare business to identify trends that could have a negative impact on certain Medicare patients' access to our products, which in turn could have an adverse effect on our business and results of operations.

The One Big Beautiful Bill Act ("OBBBA") was enacted in July 2025. The OBBBA contains provisions that may reduce future Medicare reimbursement rates due to deficit-driven sequestration provisions. Similarly, certain provisions contained in the OBBBA may have the effect of reducing participation in Medicaid on a national basis. Changes to Medicaid eligibility or enrollment procedures could reduce the number of covered lives, decrease demand for our products, and increase uncompensated care.

Commercial payers that reimburse for our products do so in a variety of ways, depending on the insurance plan's policies, employer and benefit manager input, and contracts with their provider network. Moreover, Medicaid programs and some commercial insurance plans, especially Medicare Advantage plans (commercial insurers that are administering Medicare benefits to certain beneficiaries), are frequently influenced by Medicare coverage determinations. In working with payers who follow Medicare criteria, we have focused on clear communications with insurers to ensure mutual understanding of criteria interpretation, which differs significantly among the plans from very restrictive to quite lenient, and we then work closely with clinicians to educate them accordingly. While this approach has had positive impact, we do not know if or when additional payers may adopt more restrictive criteria nor do we know how they will choose to interpret it.

We believe a reduction or elimination of coverage or reimbursement of our products by Medicare would likely cause some commercial third-party payers to implement similar reductions in their coverage or reimbursement of our products. If we are unable to expand coverage of our products by additional commercial payers, or if third-party payers that currently cover or reimburse for our products reverse or limit their coverage or reimbursement levels in the future, our business and results of operations could be adversely affected.

Intellectual Property

Our intellectual property consists of patented designs and methods and proprietary know-how. In addition to the patented designs and methods discussed below, we have made significant investments in proprietary know-how, including the manufacture of fabrics and garments used in our systems and the algorithms used to manage the inflation and deflation of our systems and other functions of the controllers. To maintain and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark, trade secret and other intellectual property laws, and confidentiality provisions in our contracts. We have a policy to enter into confidentiality agreements with employees, consultants, third parties and our advisors to protect our intellectual property and maintain our competitive position. We also require our employees and consultants to sign agreements requiring that they assign to us their interest in intellectual property such as patents and copyrights arising from their work for us. We also require all employees to sign an agreement not to compete unfairly with us during their employment and upon termination of their employment through the misuse of confidential information, soliciting employees, and soliciting customers. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our systems or to obtain and use information that we regard as proprietary.

Patents

Our patent portfolio consists of a few sets of patents, including patents relating to our Flexitouch system, our AffloVest system and other related technologies. As of December 31, 2025, we owned about 172 issued patents globally, of which 61 were issued U.S. patents. As of December 31, 2025, we owned about 21 pending patent applications pending globally, of which 10 were pending patent applications in the United States. Our

U.S. issued patents have varying patent terms, expiring between 2026 and through at least 2040, subject to payment of required maintenance fees, annuities and other charges.

Trademarks

We have registered the trademarks Tactile Medical, Flexitouch, Flexitouch Plus, the Flexitouch logo design, ComfortEase, Entre, AffloVest, AffloVest Pro, Kylee and Nimbl with the United States Patent and Trademark Office on the Principal Register. We rely in the United States on common law rights to the Tactile Medical design trademark. The Tactile Medical trademark is registered in Australia and Japan, and the AffloVest trademark is registered in Australia, the European Union, New Zealand and the United Kingdom.

Seasonality

Our business is affected by seasonality. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Seasonality."

Human Capital Resources

As of December 31, 2025, we had 1,086 employees. We had 651 employees based throughout the United States, as well as 435 employees primarily based in our corporate/manufacturing locations in the Minneapolis metropolitan area. Our employees are our most important resource, and they set the foundation for our ability to achieve our strategic objectives.

The success and growth of our business depends, in large part, on our ability to attract, retain and develop talented and high-performing employees at all levels of our organization, including the individuals who comprise our workforce as well as executive officers and other key personnel. To succeed in a competitive labor market, we have developed key recruitment and retention strategies, objectives and measures that we focus on as part of the overall management of our business. These strategies, objectives and measures form the pillars of our human capital management framework and are advanced through the following programs, policies and initiatives:

Total Rewards: Rewarding and supporting our employees is essential to Company morale. To maintain a competitive salary and benefits package, we utilize multiple external survey sources to evaluate employee compensation and an independent third party to review executive compensation. We continue to explore and utilize benefits options in line with our growing workforce to attract and retain top talent. These benefits include but are not limited to retirement savings, an employee stock purchase plan, a variety of health insurance options, including dental and vision, discounts on healthy foods and fitness memberships, disability insurance, paid maternity/paternity leave, and a company volunteer program providing employees paid time to give back to the community.

Employee Engagement and Culture: We consider employee engagement to be a cornerstone of our business and we encourage different perspectives and ideas, which we believe enables better business decisions and rapid innovation. We are committed to constructive and critical self-evaluation that leads to concrete steps that continually enhance and strengthen our corporate culture.

Fair Labor Practices: We seek fair labor practices throughout our business, including from our partners and key suppliers who share our values for human rights, dignity, and respect. We have adopted a Human Rights Policy formalizing this commitment and implemented a Supplier Code of Conduct, requiring from our suppliers the same commitment to human rights, fair labor practices, and anticorruption that we value here at Tactile Medical.

Health and Safety: The health and safety of our employees is a vital aspect to the success of the Company. We provide all employees training on workplace safety and require employees to follow standards and practices supporting a safe and healthy work environment.

Talent and Retention: In 2025, we continued to focus on recruitment, hiring, and retention to ensure high quality talent and a strong fit for specific roles within the Company. Our recruitment efforts include strong recruiting and hiring processes, as well as an internship program. The Company's intranet facilitates employee inclusion, provides resources, and advances transparent communication efforts. We also have a number of learning and development options for our team members.

We continue to be diligent and remain focused on our employee engagement strategies, including through exit interview analyses, talent management and retention risk analyses and periodic employee engagement surveys.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

We also make financial information, news releases and other information available on our corporate website at www.tactilemedical.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on this website as soon as reasonably practicable after we electronically file these reports and amendments with, or furnish them to, the SEC. The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report filed with the SEC.

Information About our Executive Officers

Certain information with respect to our executive officers as of February 17, 2026 is set forth below.

Sheri L. Dodd, age 60, has served as a member of our Board of Directors since January 2021 and has served as our Chief Executive Officer since July 2024. Previously, Ms. Dodd served as President of Medtronic Canada at Medtronic plc. Since joining Medtronic in March 2010, Ms. Dodd served as Vice President and General Manager of Medtronic Care Management Services, Vice President and General Manager of Non-intensive Diabetes Therapies and Vice President for Global Health Economics, Reimbursement & Policy and Global Clinical Research across the Medtronic cardiovascular portfolio. From November 1997 until March 2010, Ms. Dodd held various positions in the pharma and medical divisions with Johnson & Johnson, most recently as Vice President of Health Economics and Reimbursement for Ethicon, Inc. Ms. Dodd also served as an outcomes researcher with Orthopedic Surgeons, plc from January 1995 until November 1997. From May 1988 until September 1993, Ms. Dodd served as a project coordinator with the World Health Organization.

Elaine M. Birkemeyer, age 51, has served as our Chief Financial Officer since joining the Company in March 2023. Ms. Birkemeyer joined the Company from UnitedHealth Group Incorporated ("UnitedHealth"), where she had served as Chief Financial Officer, Optum Care Solutions, from May 2021 to March 2023. Prior to that she held various other roles with UnitedHealth, including Chief Financial Officer, Rally Health from March 2020 to May 2021, Senior Vice President, Optum Corporate Finance from February 2017 to March 2020, and Vice President, Optum Operations Finance from July 2014 to February 2017. Previously, Ms. Birkemeyer held various positions with Best Buy Co., Inc., including Senior Director, Strategy and Business Planning, Senior Finance Director and Senior Finance Manager. Ms. Birkemeyer has over 26 years of experience in finance, accounting, financial analysis, strategy and business planning. Ms. Birkemeyer holds an M.B.A. from Northwestern University's Kellogg School of Management and a B.S. in Economics from the University of Pennsylvania's Wharton School.

Kristie T. Burns, age 54, has served as our Senior Vice President, Marketing & Clinical Affairs since joining the company in March 2021. Prior to joining our company, Ms. Burns was the Chief Marketing Officer of Cala Health, Inc., a privately-held bioelectronic medicine company developing wearable neuromodulation therapies for chronic disease, from January 2017 until March 2021. At Cala Health, she organized the company's commercial functions and managed the U.S. commercial introduction of its lead product. Prior to joining Cala Health, Inc., Ms. Burns served as Vice President of Solutions Marketing, ResMed Americas of ResMed Inc. (NYSE: RMD), a global leader in digital health and cloud-connected medical devices focused on sleep apnea and other chronic diseases, from December 2003 to February 2016. Ms. Burns held various marketing and leadership roles of increasing responsibility with ResMed Inc. beginning in 2003. At ResMed Inc., her responsibilities included managing marketing and legal due diligence teams and leading the collaboration between multiple teams following a significant market reorganization. Ms. Burns previously served in consulting and business development roles of increasing responsibility at a privately-held cardiology consulting practice that was subsequently acquired by GE Medical Systems, from 1994 to 1999.

Item 1A. Risk Factors.

Risk factors which could cause actual results to differ from our expectations and which could negatively impact our financial condition and results of operations are discussed below and elsewhere in this report. Additional risks and uncertainties not presently known to us or that are currently not believed to be significant to our business may also affect our actual results and could harm our business, financial condition and results of operations. If any of the risks or uncertainties described below or any additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected.

Risks Related to Our Business, Operations and Strategy

Changes to the level of Medicare coverage or coverage criteria for our products could have an adverse effect on our business and results of operations.

Determinations of which products or services will be reimbursed under Medicare can be developed at the national level through a National Coverage Determination, or NCD, by CMS, or at the local level through a Local Coverage Determination, or LCD, by the two regional Durable Medical Equipment (DME) Medicare Administrative Contractors (MACs), which are private contractors that process and pay claims on behalf of CMS for different regions. The NCD for Pneumatic Compression Devices (PCDs) was established on January 14, 2002 and the LCD for PCDs was established by the MACs on October 1, 2015. On November 14, 2024 the LCD for PCDs was retired, and therefore the NCD will apply to all PCDs. We are not able to predict how the application of the NCD to PCDs that were previously covered by the LCD will impact coverage determinations, but unfavorable interpretations may occur. In addition, beginning April 13, 2026, CMS will require prior authorization requests ("PARs") for pneumatic compression devices billed under the HCPCS codes for our PCD products. While the impacts of the new PAR process are uncertain at this time, the requirement to obtain PARs related to our products could result in increased claim denials, delays in shipments due to additional administrative requirements associated with the process and other negative effects. The new PAR process could adversely affect coverage matters, particularly during the initial implementation phase of the new requirement.

The remaining NCDs may be subject to review and revision from time to time, and a new LCD may be developed, which may not be favorable for coverage of our products. Additional NCDs or LCDs, or changes in NCDs or LCDs for our products, could have adverse effects on our business. Further, we believe that a reduction or elimination of coverage or reimbursement of our products by Medicare would likely cause some commercial third-party payers to implement similar reductions in their coverage or reimbursement of our products. Given the evolving nature of the healthcare industry and ongoing healthcare cost reforms, we are and will continue to be subject to changes in the level of Medicare coverage for our products, and unfavorable coverage determinations at the national or local level could adversely affect our business and results of operations.

If we are unable to achieve and maintain adequate levels of coverage or reimbursement for our products, our business and results of operations will be adversely affected.

Any decline in the amount payers are willing to pay for our products could create pricing pressure for us. If we are forced to lower the price we charge for our products, our gross margins will decrease, which will adversely affect our business, financial condition and results of operations. Also, insurance benefits vary substantially by health plan, meaning that some patients have high annual out-of-pocket medical costs, which may make it difficult for those patients to afford our products.

Third-party payers, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In the United States reimbursement for our products exists among the majority of third-party payers. However, reimbursement trends and coverage for our products can differ significantly between third-party payers. In addition, payers, including Medicare, continually review existing technologies for continued coverage and can, without notice, deny or reverse coverage for existing products. We believe any reduction or elimination of coverage or reimbursement of our products by Medicare would likely cause many commercial third-party payers to implement similar reductions or elimination of their coverage or reimbursement of our products. If we are unable to expand coverage of our products by additional commercial payers, or if third-party payers that currently cover or reimburse for our products reverse or limit their coverage or reimbursement in the future, our business and results of operations could be adversely affected.

Further, we believe that future coverage and reimbursement may be subject to increased restrictions, such as additional preauthorization requirements. If we are unable to satisfy any new preauthorization requirements or adjust to any future new restrictions on our products, third-party coverage and reimbursement may be limited in the future, which could have an adverse impact on our business.

In addition, payers often conduct routine audits and request customer records and other documents to support claims submitted for payment. Recent increases in the frequency and scope of such audits, as well as findings as a result of such audits, could lead to our inability to collect receivables, or require us to repay amounts previously received, which could adversely affect our business and results of operations.

If we are unable to expand, manage and maintain our direct sales and marketing organizations, as well as our relationships with distributors, we may not be able to generate anticipated revenue.

Our operating results are directly dependent upon the sales and marketing efforts of our employees and upon our relationships with our distributors and their sales and marketing efforts. If our direct sales force or our distributors fail to adequately promote, market and sell our products, our sales may suffer.

Our future success depends largely on our ability to hire, train, retain and motivate skilled sales personnel with significant technical knowledge of lymphedema, chronic venous insufficiency and bronchiectasis. Failure to hire or retain qualified sales personnel would prevent us from building awareness of our solutions, expanding our business and maintaining or generating additional sales. If we are unable to maintain or expand our sales and marketing capabilities, we may not be able to effectively commercialize our products, which could have an adverse impact on our business.

For our respiratory therapy product, we rely on DME providers for all aspects of sales, reimbursement, training and support. Our future success with respect to our respiratory therapy product depends largely on our ability to maintain and expand relationships with our current, and to enter into relationships with new, distributors of our airway clearance products. Our ability to continue to market, distribute, and sell our airway clearance products may be at risk if key or multiple of the DME providers choose to stop selling our products or if we are unable to enter into relationships with new distributors. Further, because we fully rely on DME providers related to sales of our AffloVest product, any disruption affecting those DMEs could adversely impact our results, such as the large DME provider that experienced slowed placements of AffloVest due to eligibility requirement changes that led to the decrease in our airway clearance product line revenue in 2023 and the first half of 2024.

We utilize third-party, single-source suppliers for some components and materials used in our products, and the loss of any of these suppliers could have an adverse impact on our business.

We rely on third-party manufacturers and suppliers to supply all components and materials used in our Flexitouch Plus, Entre Plus, Nimbl and AffloVest systems. Our ability to supply our products commercially depends, in part, on our ability to obtain components and materials in accordance with our specifications and with regulatory requirements and in sufficient quantities to meet demand for our products. Our ability to obtain components and materials may be affected by matters outside our control, including that our suppliers may cancel our arrangements on short notice, we may be relatively less important as a customer to certain suppliers and our suppliers may have disruptions to their operations.

If we are required to establish additional or replacement suppliers for any of our components or materials, it may not be accomplished quickly and our operations could be disrupted. Even if we are able to find replacement suppliers, the replacement suppliers would need to be qualified and may require additional regulatory authority approval, which could result in further delay. In the event of a supply disruption, our product inventories may be insufficient to supply our patients.

If our third-party suppliers fail to deliver the required commercial quantities of materials on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement suppliers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality on a timely basis, the continued commercialization of our products, the supply of our products to customers and the development of any future products would be delayed, limited or prevented, which could have an adverse impact on our business.

We are increasingly dependent on sophisticated information technology and if we fail to effectively maintain or protect our information systems or data, including from cyber-attacks or data breaches, our business could be adversely affected.

We are increasingly dependent on sophisticated information technology for our products and infrastructure. In some cases, we have outsourced elements of our operations to third parties, and, as a result, we manage a number of third-party vendors who may or could have access to our intellectual property, proprietary business information, personal information of patients and employees and other confidential information.

Our information systems, and those of third-party vendors with whom we contract, require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in information technology, evolving systems and regulatory standards and the increasing need to protect patient, customer and employee information, including personally-identifiable information. In addition, given their size and complexity, these systems could be vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, third-party vendors and/or business partners, or from cyber-attacks by malicious third parties attempting to gain unauthorized access to our products, systems or confidential information (including, but not limited to, intellectual property, proprietary business information and personal information of our patients, customers and employees).

We are subject to cyber-attacks, including state-sponsored cyber-attacks, industrial espionage, insider threats, computer denial-of-service attacks, computer viruses, ransomware and other malware, phishing attacks, payment fraud or other cyber incidents. Cyber incidents are becoming more sophisticated, frequent and adaptive. If we fail to maintain or protect our information systems and data integrity effectively, we could:

- lose existing customers;

- have difficulty attracting new customers;

- have problems in determining product cost estimates and establishing appropriate pricing;

- suffer outages or disruptions in our operations or supply chain;

- have difficulty preventing, detecting, and controlling fraud;

- have disputes with customers, physicians, and other healthcare professionals;

- have regulatory sanctions or penalties imposed;

- incur increased operating expenses;

- be subject to issues with product functionality that may result in a loss of data, risk to patient safety, field actions and/or product recalls;

- incur expenses or lose revenue as a result of a data privacy breach; or

- suffer other adverse consequences.

We cannot assure you that cyber-attacks or data breaches will not occur or that systems issues will not arise in the future. Any significant breakdown, intrusion, breach, interruption, corruption or destruction of these systems could have a material adverse effect on our business and reputation.

In addition, we accept payments for many of our sales through credit and debit card transactions, which are handled through a third-party payment processor. As a result, we are subject to a number of risks related to credit and debit card payments, including that we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or experience an increase in our costs and expenses. In addition, as part of the payment processing process, we transmit our patients' credit and debit card information to our third-party payment processor. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our patients' credit or debit card information if the security of our third-party credit card payment processor is breached. We and our third-party credit card payment processor are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. Failure to comply with these rules or requirements may result in fines and higher transaction fees, or we may lose the ability to accept credit and debit card payments from our patients, and there may be an adverse impact on our business.

Our long-term growth depends on awareness and adoption of our products.

A primary growth strategy is to establish our products as the standard of care for the treatment of chronic diseases. In order to achieve this growth strategy, we must:

- increase clinician and consumer awareness of these diseases, which are often underserved;

- introduce the clinical and economic benefits of our solutions to physicians, clinical lymphatic therapists and other clinicians across several specialties and in various clinical settings; and

- demonstrate consistent coverage and reimbursement for our solutions by private payers, Medicare, the Veterans Administration and certain Medicaid programs.

Clinicians may not adopt our solutions as the standard of care for lymphedema, chronic venous insufficiency and chronic respiratory conditions or may not prescribe our products for a number of reasons, including:

- our inability to educate a sufficient number of clinicians on these diseases or our products;

- the unavailability or inadequacy of insurance coverage or reimbursement for our products;

- failure of evidence supporting clinical benefits or cost-effectiveness of our products over existing alternatives to convince clinicians to change their treatment methods; and

- resistance from clinicians to replace traditional treatments with our solutions.

We believe recommendations and support of our products by key opinion leaders can influence market acceptance and adoption. If these key opinion leaders choose to not support our products, our ability to achieve broad market acceptance for our products may be impaired.

Our revenue is primarily generated from our lymphedema products and we are therefore highly dependent on these products.

Our lymphedema products accounted for 84% and 89% of our revenue for the years ended December 31, 2025 and 2024, respectively. We expect that sales of our lymphedema products will continue to account for a majority of our revenue going forward. Therefore, our ability to execute our growth strategy will depend not only upon increasing awareness of lymphedema, but also on the adoption of our products to treat this condition. Many physicians and clinicians may have experience with, and/or invested substantial resources in, developing expertise in traditional or alternative treatments for lymphedema, which may make them less willing to adopt our products. If our lymphedema products fail to achieve wide market acceptance for any reason, our business, financial condition and results of operations could be adversely affected.

Current or worsening economic conditions, including inflation, rising interest rates or a recession, could adversely affect our business and financial condition.

General global economic downturns and macroeconomic trends, including inflation, capital market volatility, interest rate fluctuations, and economic slowdown or recession, may result in unfavorable conditions that could negatively affect demand for our products and exacerbate some of the other risks that affect our business, financial condition and results of operations. Further, current or worsening economic conditions may adversely impact payment terms or rates, and the amount spent on healthcare generally, which could result in decreased demand for our products.

Our business, financial condition and results of operations may be negatively impacted by health epidemics or other outbreaks.

Health epidemics and other disease outbreaks have had, and in the future could have, a material adverse effect on our business, financial condition and results of operations. In particular, such epidemics or outbreaks could result in a decline in the number of patients that healthcare facilities and clinics are able to treat, as well as staffing challenges. The extent to which health epidemics and disease outbreaks could impact our business, financial condition and results of operations depends on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration, spread, severity, and impact the effects on our clinician customers and their patients, our suppliers and our payers, and the remedial actions, any vaccine mandates and stimulus measures adopted by governmental authorities.

Physicians and payers may require additional clinical studies prior to prescribing our products or prior to providing or maintaining coverage and reimbursement for our products. Any subsequent clinical studies that are conducted and published may not be positive or consistent with our existing data, which could adversely affect the rate of adoption of our products.

Our success depends in large part on the medical and third-party payer community's acceptance of our products as being useful in treating patients with lymphedema, chronic venous insufficiency or chronic respiratory conditions. While the results of our studies collectively indicate a favorable safety and efficacy profile, the study designs and results may not be viewed as compelling to physicians and insurers. In particular, payers and physicians may see limitations in the design and results of the studies for a number of reasons, including because certain studies were not specifically based on our products, involved a limited number of total subjects or subjects outside the control group and made "quality of life" conclusions based upon criteria contained in patient questionnaires that required subjective conclusions. Certain physicians and insurers may also prefer to see longer-term efficacy data than we have produced or are able to produce. If physicians or insurers do not find our data compelling or wish to wait for additional or independently-performed studies, they may choose not to prescribe or to provide coverage and reimbursement for our products.

We cannot assure you that any data that we or others generate will be consistent with that observed in the existing studies or that results will be maintained beyond the time points studied. We also cannot assure you that any data that may be collected will be compelling to the medical community because the data may not be scientifically meaningful or may not demonstrate that our products are attractive alternatives to traditional or other treatments. If subsequent studies are not positive or consistent with our existing data, adoption of our products may suffer and, accordingly, our business could be adversely impacted.

Consolidation in the healthcare industry could lead to demands for price concessions, which may impact our ability to sell our products at prices necessary to support our current business strategies.

Healthcare costs have risen significantly over the past decade, which has resulted in or led to numerous cost reform initiatives by legislators, regulators and third-party payers. Cost reform has triggered a consolidation trend in the healthcare industry to aggregate purchasing power, which may create more requests for pricing concessions in the future. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the healthcare industry worldwide, resulting in further business consolidations and alliances among our payers, which may exert increasing downward pressure on the prices of our products in the future.

Changes in government trade policies, including additional tariffs and the resulting consequences, may have a material adverse impact on our business and results of operations.

The United States government from time to time has adopted new approaches to trade policy, including in some cases renegotiating or terminating certain existing bilateral or multi-lateral trade agreements, or imposing tariffs on certain foreign goods, including certain raw materials that are included in our products. Changes in U.S. trade policy have and could continue to result in one or more of its trading partners adopting responsive or retaliatory trade policies, making it more difficult or costly for us to export our products to those countries in the future or import our products or raw materials utilized in making our products. These measures have resulted in, and in the future could result in, increased costs for our goods imported into the United States. Since our prices are often fixed due to the reimbursement policies of, and arrangements with, third-party payers, this could result in lower margins on our products.

There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries. The resulting trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States increase the price of, or limit the amount of, the raw materials and products we import into the United States, the costs of our raw materials may be adversely affected and the demand from our customers for products and services may be diminished, which could adversely affect our revenue and profitability. In addition, our margins could be significantly impacted.

We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies have the potential to adversely impact demand for our products, our costs, our customers, our suppliers and the United States economy, which in turn could adversely impact our business, financial condition and results of operations.

Increases in our operating costs could have an adverse effect on our financial condition and results of operations.

Reimbursement rates are established by fee schedules mandated by private payers, Medicare, the Veterans Administration, and certain Medicaid programs. Although Medicare and certain private payers index their reimbursement rate off of a subset of cost of living, the Veterans Administration, certain Medicaid programs and other private payers are more likely to remain constant or slightly decrease their reimbursement rates. As a result, we may not be able to offset the effects of general inflation on our operating costs through increases in prices for our products. In particular, labor and related costs account for a significant portion of our operating costs and we compete with other healthcare providers to attract and retain qualified or skilled personnel and with various industries for administrative and service employees. This competitive environment could result in increased labor costs. Failure to control our operating costs, particularly labor and related costs, could adversely affect our financial conditions and results of operations.

Our operating costs may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

- increased sales and marketing costs to increase awareness of our products;

- costs to develop new and enhanced features for current products and research and development costs for new products;

- the time, resources and expense required to develop and conduct clinical trials and seek additional regulatory clearances and approvals for additional treatment indications for our products and for any additional products we develop or acquire;

- the costs of preparing, filing, prosecuting, defending and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation;

- any product liability or other lawsuits related to our products and the costs associated with defending them or the costs related to the results of such lawsuits;

- the costs to attract and retain personnel with the skills required for effective operations;

- the costs associated with being a public company; and

- costs associated with entering and maintaining international markets.

Our failure to anticipate and minimize the impact of these costs could adversely affect our business and results of operations.

We compete and may compete in the future against other companies, some of which have longer operating histories, more established products or greater resources than we do, which may harm our business.

The medical device industry is highly competitive. Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and solutions for the at-home treatment of lymphedema, chronic venous insufficiency and chronic respiratory conditions or for market adjacencies. Any product we develop will have to compete for market acceptance and market share. We face significant competition, and we expect the intensity of competition will increase over time. Our primary competitors are Bio Compression Systems, Inc., Lympha Press USA, Baxter (formerly Hill-Rom), Philips Medical and Electromed. Other competitors include Medi, Airos Medical, Inc., NormaTec Industries and Koya Medical. Some of the companies developing or marketing competing products enjoy several competitive advantages, including:

- significantly greater name recognition;

- established relations with healthcare professionals, customers and third-party payers;

- established distribution networks;

- additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage;

- greater history in conducting research and development, manufacturing, marketing and obtaining regulatory approval for homecare devices; and

- greater financial and human resources for product development, sales and marketing, patent litigation and customer financing.

Our competitors may develop and patent processes or products earlier than us, obtain regulatory clearance or approvals for competing devices more rapidly than us or develop more effective or less expensive products or technologies that render our technology or products obsolete or less competitive. Current or future competitors could develop alternative technologies, including pharmaceuticals or surgeries, that treat the conditions that our products treat, which could impact our sales in the future. We also face fierce competition in recruiting and retaining qualified sales, scientific, reimbursement and management personnel, particularly those with direct-to-patient and -provider experience. If our competitors are more successful than us in these matters, our business may be harmed.

Our long-term growth depends on our ability to develop and commercialize additional products.

The medical device industry is highly competitive and subject to rapid change and technological advancements. Therefore, it is important to our business that we continue to enhance our product offerings and introduce new products. Developing products is expensive and time-consuming and could divert management's attention away from our business. We may not be successful in developing new products or enhancements to existing products. Further, we may expend financial, management and operational resources on products that we are not able to successfully commercialize.

Our ability to develop and commercialize additional products or enhancements to existing products will depend on several factors, including our ability to:

- properly identify and anticipate physician and patient needs;

- develop and introduce new products or product enhancements in a timely manner;

- avoid infringing upon the intellectual property rights of third parties;

- demonstrate the safety and efficacy of new products with data from clinical studies;

- obtain the necessary regulatory clearances or approvals for new products or product enhancements;

- be fully FDA-compliant with the development, manufacturing and marketing of new devices or modified products;

- provide adequate training to potential users of our products;

- secure adequate coverage and reimbursement for our products; and

- develop and maintain an effective and dedicated sales and marketing team, as well as relationships with distributors.

If we are unsuccessful in developing and commercializing new products, our ability to increase our revenue may be impaired.

Failure to effectively implement technology initiatives or anticipate future technology needs or demands could adversely affect our business or financial results.

The medical device industry is highly competitive and subject to rapid change and technological advancements. Therefore, it is important to our business that we continue to evaluate technology to determine whether it may help us compete on a cost-effective basis. The cost of investing in, implementing and maintaining such technology is high, and there can be no assurance, given the fast pace of change and innovation, that our technology, either purchased or developed internally, will meet our needs, in a timely and cost-effective manner or at all. During the course of implementing new technology into our operations, we may experience system interruptions and failures. In addition, there can be no assurance that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology. If we are not able to anticipate and keep pace with existing and future technology needs, our business, financial results, or reputation could be negatively impacted.

Our industry continually experiences technological changes, with frequent introductions of new technology-driven products and services, including recent and rapid developments in artificial intelligence ("AI"). There are risks in effectively implementing and marketing new technology-driven products and services. Upgrades and integration may cause service interruptions, transaction errors, and delays, and could cause us to fail to comply with applicable laws. There can be no assurance that we will be able to successfully manage the risks associated with an increased dependency on technology. Failure to successfully keep pace with technological change affecting our industry could negatively affect our revenue and profitability.

The use of AI developed by third parties introduces risks related to how the AI is developed, trained, and deployed, including unauthorized material in training data and limited visibility into risk mitigation steps.

The legal and regulatory environment for AI is uncertain and rapidly evolving, both in the United States and internationally, potentially increasing compliance costs and risk of non-compliance.

We are also exposed to the risk that generative AI may produce incorrect outputs, release confidential information, reflect biases, infringe intellectual property, or otherwise cause harm. Their complexity makes it challenging to understand outputs and comply with documentation or explanation requirements. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our business or financial results.

It is difficult to forecast future performance and our financial results may vary from forecasts and may fluctuate from quarter to quarter.

A number of factors over which we have limited control, such as seasonal variations in revenue, may contribute to fluctuations in our financial results. In the first quarter of each year, when most patients have started a new insurance year and have not yet met their annual out-of-pocket payment obligations, we experience substantially reduced demand for our products. We typically experience higher revenue in the third and fourth quarters when more patients have met their annual insurance deductibles, thereby reducing their out-of-pocket costs for our products, and because patients desire to exhaust their flexible spending accounts at year end. This seasonality applies only to purchases and rentals of our products by patients covered by commercial insurance and is not relevant to Medicare, Medicaid or the Veterans Administration, as those payers either do not have plans that have declining deductibles over the course of the plan year and/or do not have plans that include patient deductibles for purchases or rentals of our products. To the extent that the prevalence of high deductible insurance plans and higher copay and coinsurance plans continue to grow in the private payer market, the seasonal variations in our revenue could become even more pronounced.

Other factors that may cause fluctuation in our quarterly results or variations from our forecasts include:

- physician adoption of our products;

- timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

- unanticipated pricing pressure;

- the hiring, retention and continued productivity of our sales representatives;

- our ability to expand the geographic reach of our distribution, sales and marketing efforts;

- our ability to obtain regulatory clearance or approval for our products in development or for our current products outside the United States;

- the impact of results from clinical research and trials on our existing products and products in development;

- delays in receipt of anticipated purchase orders;

- delays in, or failure of, component deliveries from our suppliers; and

- positive or negative coverage in the media or clinical publications of our products or products of our competitors or our industry.

In the event our actual revenue and operating results do not meet our forecasts or the forecasts or estimates of the research analysts that cover us for a particular period, the market price of our common stock may decline substantially.

If physicians fail to properly document medical records for patients using our products, our business could be adversely impacted.

We bill Medicare Part B, Medicaid, the Veterans Administration and other insurers directly for sales and rentals of lymphedema products. As a result, we must comply with all laws, rules and regulations associated with filing claims with the Medicare program, including the Social Security Act, Medicare regulations, the Federal False Claims Act and the Civil Monetary Penalties Law, as well as a variety of additional federal and state laws. During an audit, insurers typically expect to find explicit documentation in the medical record to support a claim. Physicians and other clinicians, who are responsible for prescribing our products for patients, are expected to create and maintain the medical records that form the basis for the claims we submit to Medicare and other insurers. Any failure to properly document the medical records for patients using our products could invalidate claims, impair our ability to collect submitted claims and subject us to overpayment liabilities, False Claims Act liabilities and other penalties including exclusion from the Medicare, Medicaid or private insurance programs. Our reimbursement operations group is responsible for verifying and managing patient claims for our lymphedema products. This group works with physicians and other clinicians to educate physicians and other clinicians on their record keeping responsibilities. From time to time our reimbursement operations group identifies situations where the documentation is missing, incomplete or could be questioned by Medicare or other insurers, and revises its procedures to strengthen our controls, audits and oversight compliance systems based on our experience with Medicare contractors, Medicaid, insurers, physicians and other clinicians. If our procedures are not sufficient to detect deficiencies in the medical records of patients or such procedures are not updated in a timely manner before claims are submitted to Medicare or other insurers, or if the Medicare program or other insurer disagrees with the way the medical necessity support for prescribing our products has been documented, we could face potential liabilities for submitting claims based on inadequate records.

The size of the market for our products is an estimate, and may be smaller than we believe.

Our estimate of the total addressable market for our products is based on a number of internal and third-party estimates. In addition, our internal estimates are based in large part on current trends in diagnosing lymphedema, chronic venous insufficiency and chronic respiratory conditions. While we believe these factors have historically provided and may continue to provide us with effective tools in estimating the total market for lymphedema, chronic venous insufficiency, chronic respiratory conditions and our products, these estimates may not be correct and the conditions supporting our estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the total addressable market for our products may prove to be incorrect. In addition, changes in underlying causes or risk factors for diseases that our products treat, such as the impact of GLP-1 drugs on obesity, could impact our estimates of the total addressable market. If the actual number of patients who would benefit from our products and the total addressable market for our products is smaller than we have estimated, our future growth could be adversely impacted.

We may be unable to manage our growth effectively.

Our past growth has provided, and our future growth may create, challenges to our organization. We intend to continue to grow and may experience periods of rapid growth and expansion. Future growth will impose significant added responsibilities on management, including the need to identify, recruit, train, integrate, retain and motivate additional employees. In addition, rapid and significant growth will place a strain on our administrative personnel, information technology systems and other operational infrastructure. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

Successful growth is also dependent upon our ability to implement appropriate financial and management controls, systems and procedures. In order to manage our operations and growth, we will need to continue to improve our operational and management controls, reporting and information technology systems and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and there could be an adverse impact on our business.

Our ability to maintain our competitive position depends on our ability to attract, integrate and retain key executives and highly qualified personnel.

We believe that our continued success depends to a significant extent upon the efforts and abilities of our executive officers and other key personnel. Our executive officers and other key personnel are critical to the strategic direction and overall management of our company as well as our research and development process.

Our future success also depends on our ability to continue to attract and retain additional executive officers and other key employees. We invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. Many of our competitors have greater resources than we have that allows them to offer more competitive remuneration, which could adversely impact our ability to attract and retain experienced executives and other key employees. We carry a "key person" insurance policy only on our Chief Executive Officer. The replacement of any of our key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives and would harm our business. Our productivity may be adversely affected if we do not integrate and train our new employees quickly and effectively.

Changes in reimbursement coding could impair our ability to receive reimbursement for our products.

HCPCS is a standardized system used by all U.S. insurance payers to provide descriptions of healthcare equipment, supplies and services. HCPCS codes are used by payers to identify what services are being billed and to assign payment rates to those specific services. HCPCS codes for durable medical equipment are assigned and managed by CMS and a Medicare contractor responsible for Pricing, Data Analysis and Coding, or PDAC. New products and product revisions must go through a coding verification process to confirm the products meet the requested HCPCS definitions. CMS or its contractor can review and revise coding assignments if they believe a product no longer meets the assigned HCPCS definition. If the PDAC contractor determines one of our products does not meet the current HCPCS definition, it could remove all coding or assign a different HCPCS code with a lesser payment rate. This could have an adverse impact on our reimbursement rates, results of operations and cash flows.

If the quality of our products does not meet the expectations of physicians or patients, then our brand and reputation could suffer and our business could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our products, as well as defects in third-party components included in our products. There can be no assurance that our internal procedures to minimize risks that may arise from quality issues will be able to eliminate or mitigate occurrences of these issues and associated liabilities. If the quality of our products does not meet the expectations of physicians or patients, then our brand and reputation could suffer and our business could be adversely impacted.

If our facilities are damaged or become inoperable, we will be unable to continue to research, develop, manufacture and commercialize our products and, as a result, there will be an adverse impact on our business until we are able to secure a new facility.

We do not have redundant facilities. We perform substantially all of our research and development, assembly and back office activity and maintain all our finished goods inventory at one location in Minneapolis, Minnesota. Our facilities and equipment would be costly to replace and could require substantial lead time to repair or replace. The facilities may be harmed or rendered inoperable by natural or man-made disasters (such as tornadoes, flooding, fire and power outages), vulnerabilities in our technology or cyber-attacks against our information systems (such as ransomware), which may render it difficult or impossible for us to perform our research, development, manufacturing and commercialization activities for some period of time. The inability to perform those activities, combined with our limited inventory of reserve raw materials and finished product, may result in the inability to continue manufacturing our products during such periods and the loss of customers or harm to our reputation. Our insurance for damage to our property and the disruption of our business may not be sufficient to cover all of our potential losses, and this insurance may not continue to be available to us on acceptable terms, or at all.

We may be adversely affected by natural disasters and other catastrophic events, and by man-made problems such as terrorism or violence, that could disrupt our business operations.

Natural disasters or other catastrophic events may also cause damage or disruption to our operations, including causing delays in completing sales, continuing production or performing other critical functions of our business, which could have an adverse effect on our business, operating results and financial condition. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. In addition, acts of terrorism, violence and other geo-political unrest could cause disruptions in our business or the businesses of our partners or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, we may be unable to continue our operations for a period of time in the affected area, which could have an adverse effect on our future operating results.

Acquisition activity involves substantial risks, and we may not be able to successfully integrate newly acquired companies or businesses.

We have acquired, and may in the future acquire, companies, businesses, products, services and technologies. Acquisitions involve significant risks and uncertainties, including:

- incurring significantly higher than anticipated capital expenditures and operating expenses;

- failing to assimilate the operations, customers and personnel of the acquired company or business;

- disrupting our ongoing business;

- dissipating our management resources;

- dilution to existing stockholders from the issuance of equity securities;

- liabilities or other problems associated with the acquired business;

- failing to achieve the anticipated benefits of the acquisition;

- incurring debt on terms unfavorable to us or that we are unable to repay;

- becoming subject to adverse tax consequences, substantial depreciation or deferred compensation charges;

- improper compliance with laws and regulations;

- failing to maintain uniform standards, controls and policies; and

- impairing relationships with employees and business partners as a result of changes in management.

Fully integrating an acquired company or business into our operations may take a significant amount of time. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to any acquisitions, our results of operations and financial condition could be adversely affected. Future acquisitions also could impact our financial position and capital needs, and could cause substantial fluctuations in our quarterly and yearly results of operations. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings.

If we commercialize any products outside of the United States, a variety of risks associated with international operations could impact our strategy and adversely affect our future growth.

If we expand internationally, we would be subject to additional risks related to entering into international markets, including:

- difficulty obtaining approvals under foreign regulatory requirements, such as more stringent requirements for regulatory clearance of products;

- difficulty successfully training patients and physicians on using our products;

- difficulty hiring a qualified direct-sales force or finding and entering into commercially acceptable agreements with suitable third-parties to market our products;

- reduced protection for intellectual property rights;

- increased or different tariffs, trade barriers and regulatory requirements;

- economic weakness, including inflation, or political instability in particular foreign economies and markets;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- foreign taxes, including withholding of payroll taxes;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- complex data privacy requirements;

- international regulators and third-party payers may require additional clinical studies prior to approving or allowing reimbursement for our products;

- disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act, regulations of the U.S. Office of Foreign Assets Controls and U.S. anti-money laundering regulations, as well as exposure of our foreign operations to liability under these regulatory regimes; and

- business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Government Regulation, Compliance and Legal Risks

We are subject to extensive federal and state regulation, and if we or our partners fail to comply with applicable requirements, we could face substantial penalties, such as being required to repay amounts previously received, and could suffer severe criminal or civil sanctions or be required to make significant changes to our operations that could adversely affect our business, financial condition and operating results. Further, requirements to comply with new laws, regulations and guidance may have an adverse effect on our financial condition and results of operations.

The federal government and all states in which we currently operate regulate various aspects of our business. Our operations also are subject to state laws governing, among other things, distribution of medical equipment and certain types of home health activities, and we are required to obtain and maintain licenses in many states to act as a durable medical equipment supplier.

As a healthcare provider participating in governmental healthcare programs, we are subject to complex laws and regulations directed at preventing fraud and abuse, which subject our sales, marketing, billing, documentation and other practices to government scrutiny. To ensure compliance with Medicare, Medicaid and other regulations, government agencies or their contractors often conduct routine audits and request customer records and other documents to support claims submitted for payment of services rendered. Medicare has engaged a variety of contractors to audit claims submitted to the government, including Medicare Administrative Contractors, Recovery Audit Contractors, Supplemental Medical Review Contractors and Unified Program Integrity Contractors. Recovery Audit Contractors are compensated based on a percentage of overpayments they find or collect. Unified Program Integrity Contractors focus on potential fraud and frequently make referrals to the Office of Inspector General or the Department of Justice to pursue criminal or civil action against providers. The increased number of Medicare contractors, with their focus on recovering overpayments and identifying fraud, creates increased risk to providers like us that submit claims to federal government programs. The Office of Inspector General and the Department of Justice also initiate their own investigations into possible violations of applicable laws and regulations.

Violations of federal and state regulations can result in severe criminal, civil and administrative penalties and sanctions, including debarment, suspension or exclusion from Medicare, Medicaid and other government reimbursement programs, any of which would have a material adverse effect on our business.

Efforts to ensure that our business will comply with applicable laws, including healthcare laws and regulations, may involve substantial costs. In addition, the healthcare and other laws applicable to our business may change or be amended, and it is possible that governmental and enforcement authorities will conclude that our business practices do not comply with current or then-existing legal requirements. We may not properly interpret certain requirements or fail to timely report activities, when required. If any such actions are instituted against us, and we are not successful in defending ourselves, those actions could have a material impact on our business.

Changes in healthcare laws and regulations and new interpretations of existing laws and regulations may affect permissible activities, the relative costs associated with doing business, and reimbursement amounts paid by federal, state and other third-party payers. There have been and will continue to be regulatory initiatives affecting our business and we cannot predict the extent to which future legislation and regulatory changes could have a material adverse effect on our business, financial condition and results of operations.

We are subject to significant regulation by numerous government agencies, including the FDA. We cannot market or commercially distribute our products without obtaining and maintaining necessary regulatory clearances or approvals.

Our products are medical devices subject to extensive regulation in the United States. The FDA and other U.S. and foreign governmental agencies regulate, among other things, with respect to medical devices:

- design, development and manufacturing;

- establishment registration and product listing;

- testing, labeling, content and language of instructions for use, storage and servicing;

- clinical trials;

- product safety;

- marketing, sales and distribution;

- unique device identifiers;

- premarket clearance and approval;

- record keeping procedures;

- advertising and promotion;

- recalls and field safety corrective actions;

- post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

- post-market approval studies; and

- product and component import and export.

Unless an exemption applies, each medical device we seek to distribute commercially in the United States requires marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorizations applicable to a medical device are premarket notification, also called a 510(k) clearance, and premarket approval. The type of marketing authorization is generally linked to the classification of the device. When a 510(k) clearance is required, we must submit a premarket notification to the FDA demonstrating that our proposed device is "substantially equivalent" to a legally marketed device previously found substantially equivalent through a 510(k) premarket notification, a legally marketed device which has been reclassified from high to low or moderate risk or a legally marketed device in commercial distribution before May 28, 1976 for which the FDA does not require the submission of a premarket approval application. Such a device is commonly known as a '"predicate device."' In 2019, the FDA released a final guidance for industry regarding an optional Safety and Performance Based Pathway for 510(k) clearance, which allows a submitter to demonstrate that an eligible new device of a well-understood type meets FDA-identified performance criteria to demonstrate that the device is as safe and effective as a legally marketed device. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. A medical device may be found not to be equivalent if it has different intended uses from the predicate device or possesses different technological characteristics from the predicate device which raise new questions of safety and effectiveness. A premarket approval application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The premarket approval application process is much more demanding and in-depth than the 510(k) premarket notification process and requires the payment of more significant user fees. A premarket approval application must be supported by valid scientific evidence, which typically requires extensive data to demonstrate the reasonable assurance of safety and effectiveness of the device. The approval process involves FDA review of information, including but not limited to, technical, pre-clinical (bench and/or animal), clinical trials, manufacturing and labeling. The FDA clearance and approval processes frequently take longer than anticipated due to increasing FDA demands for clarification of data or new data requirements.

If there is no predicate device that would permit the device to be cleared through the 510(k) path and the device is not 510(k)-exempt, then the FDA will automatically classify the device as a Class III high risk product which requires premarket approval. In the event of this possibility, the sponsor can request a risk-based classification determination for the device in accordance with the FDA's De Novo classification request process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. A company files a De Novo request when it does not have a predicate to which it can claim substantial equivalence. The FDA reviews the request for a De Novo decision and grants or denies the request. If the request is granted, the FDA issues an order indicating that the device may legally be marketed and the device is classified as a Class I or II device, depending on risk. Once a device is classified through the De Novo process, future devices from the company or a competitor may use that device as a 510(k) predicate. The advantage of the De Novo process is that it generally requires less data than a premarket approval. The disadvantage is that it may require more data than a 510(k) and most often will include human clinical data. The FDA may move devices with slightly different proposed indication statements or different technological features off the 510(k) path and on to the De Novo path resulting in more time and expense for the company.

Both the 510(k) and premarket approval processes can be expensive and lengthy and require the payment of significant fees. The FDA's 510(k) clearance process usually takes from approximately three to 12 months, but may take longer. The process of obtaining a premarket approval is much more costly and uncertain than the 510(k) clearance process and generally takes from approximately one to five years, or longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

In the United States, our currently commercialized products are marketed pursuant to 510(k) premarket clearances under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain premarket approval process. Although we do not currently market any devices under a premarket approval, the FDA may demand that we obtain a premarket approval prior to marketing certain of our future products. In addition, if the FDA disagrees with our determination that a product we currently market is subject to an exemption from premarket review, the FDA may require us to submit a 510(k) or premarket approval application in order to continue marketing the product. Further, even with respect to those future products where a premarket approval is not required, we cannot assure you that we will be able to obtain the 510(k) clearances required with respect to those products.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

- for non-premarket approval devices, failure of the applicant to demonstrate to the FDA's satisfaction that its products meet the definition of "substantial equivalence" or meet the standard for the FDA to grant a petition for De Novo classification;

- failure of the applicant to demonstrate that there is reasonable assurance that the medical device is safe or effective under the conditions of use prescribed, recommended or suggested in the proposed labeling;

- insufficient data from the pre-clinical studies and clinical trials; and/or

- the manufacturing processes, methods, controls or facilities used for the manufacture, processing, packing or installation of the device do not meet applicable requirements.

Any delay in, or failure to receive or maintain, clearances or approvals for our products could prevent us from generating revenue from these products or achieving profitability. Additionally, the FDA and other governmental authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could lead governmental authorities or a court to take action against us, including, but not limited to:

- issuing untitled (notice of violation) letters or public warning letters to us;

- imposing fines and penalties on us;

- obtaining an injunction or administrative detention preventing us from manufacturing or selling our products;

- seizing products to prevent sale or transport or export;

- bringing civil or criminal charges against us;

- recalling our products or mandating a product correction;

- detaining our products or their components at U.S. Customs;

- delaying the introduction of our products into the market;

- delaying pending requests for clearance or approval of new uses or modifications to our existing products; and

- withdrawing or denying approvals or clearances for our products.

If we fail to obtain and maintain regulatory clearances or approvals our ability to sell our products and generate revenue will be materially harmed.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently approved or cleared products on a timely basis. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA published a draft guidance on the 510(k) regulatory pathway in 2014, finalized in 2019, and again in 2023 through draft guidance, which altered and clarified the manner in which the 510(k) regulatory pathway is administered and interpreted. The FDA intends these reform actions to improve the efficiency and transparency of the clearance process, as well as bolster patient safety. Any new guidance could impose additional regulatory requirements upon us which could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances.

Medical devices may only be promoted and sold for the indications for which they are approved or cleared unless an exemption applies. In addition, even if the FDA has approved or cleared a product, it can take action affecting such product approvals or clearances if serious safety or other problems develop in the marketplace. Delays in obtaining clearances or approvals could adversely affect our ability to introduce new products or modifications to our existing products in a timely manner, which would delay or prevent commercial sales of our products. Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could affect the perceived safety and efficacy of our products and dissuade patients and clinicians from using our products.

Legislative or regulatory reforms may make it more difficult and costly for us to obtain regulatory clearances, approvals or certification for our products or to manufacture, market or distribute our products after clearance, approval or certification is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain approval for, manufacture, market or distribute our products.

We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping. For example, on February 2, 2026, an amended version of FDA's Quality System Regulation, or QSR, went into effect to replace the QSR with the Quality Management System Regulation, or QMSR. The intent of the amended regulations, which set forth FDA's current good manufacturing practice requirements for medical devices, is to align more closely with the international standards. Specifically, the QMSR, among other things, incorporates by reference the quality management system requirements of ISO 13485:2016. Although the FDA has stated that the standards contained in ISO 13485:2016 are substantially similar to those set forth in the QSR, it is unclear the extent to which this final rule, once effective, could impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise negatively affect our business. If we are unable to comply with QMSR, once effective, or with any other changes in the laws or regulations enforced by FDA or comparable regulatory authorities, we may be subject to enforcement action, which could have an adverse effect on our business, financial condition and results of operations.

Changes in funding or disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, authorized or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could adversely impact our business.

The ability of the FDA to review and provide marketing authorization new products or changes to existing products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA's ability to hire and retain key personnel and accept the payment of user fees, federal government shutdowns, and other events that may otherwise affect the FDA's ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund R&D activities is subject to the political process, which is inherently fluid and unpredictable. Decreases in government funding of research and development, including any reductions in funding to the U.S. National Institutes of Health may impact our business, as could changes in government programs that provide funding to research institutions and companies, including changes in the amount of funds allocated to different areas of research or changes that have the effect of increasing the length of time of the funding process. Disruptions at the FDA and other agencies may also slow the time necessary for new products, or modifications to authorized products, to be reviewed and/or authorized by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could adversely affect our business.

Our products are currently made available to authorized users of the Department of Veterans Affairs Federal Supply Schedule and if we were no longer eligible to sell our products through such channel, our business may be adversely affected.

Our Flexitouch Plus system is eligible for reimbursement by the Department of Veterans Affairs and included on the Federal Supply Schedule pricing program, established by Section 603 of the Veterans Health Care Act of 1992. To be eligible for this program, we must comply with additional laws and requirements applicable to our operations and manufacturing processes. Our Entre Plus and Nimbl systems are available for purchase by the Department of Veterans Affairs off contract. If we were to lose eligibility for reimbursement by the Department of Veterans Affairs, our business, financial condition and results of operations could be adversely affected.

If clinical studies of our future products do not produce results necessary to support regulatory clearance or approval in the United States or, with respect to our current or future products, elsewhere, we will be unable to expand the indications for or commercialize these products.

We will likely need to conduct additional clinical studies in the future to support new indications for our products or for clearances or approvals of new product lines, or for the approval of the use of our products in some foreign countries. Clinical testing can take many years, can be expensive and carries uncertain outcomes. The initiation and completion of any of these studies may be prevented, delayed, or halted for numerous reasons.

Clinical failure can occur at any stage of testing. Our clinical studies may produce negative, unanticipated or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and non-clinical testing in addition to those we have planned. Our failure to adequately demonstrate the safety and efficacy of any of our devices would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that device or indication for use. Even if our products are cleared in the United States, commercialization of our products in foreign countries would require approval by regulatory authorities in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional pre-clinical studies or clinical trials. Any of these occurrences could have an adverse impact on our business.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval for or commercialize our products.

We often must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct our clinical trials and to assist us with pre-clinical development. If these third parties do not successfully carry out their contractual duties or regulatory obligations, have difficulty recruiting sufficient subjects for clinical studies or fail to meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control. For example, clinical studies may have certain limitations that affect outcomes, including sample size, study population, and participation due to reasons outside of our control, such as COVID-19.

If we fail to comply with state and federal fraud and abuse laws, including anti-kickback, false claims and anti-inducement laws, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

The Federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, whether directly or indirectly and overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federal healthcare programs. The statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution are drawn narrowly, and any remuneration to or from a prescriber or purchaser of healthcare products or services may be subject to scrutiny if they do not qualify for an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit, in part, any person from knowingly presenting or causing to be presented a false claim for payment to the federal government, or knowingly making or causing to be made a false statement to obtain payment. The majority of states also have statutes or regulations similar to the Federal Anti-Kickback Statute and Federal False Claims Act that apply to items or services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of payer. These false claims statutes allow any person to bring suit in the name of the government alleging false and fraudulent claims presented to or paid by the government (or other violations of the statutes) and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as *qui tam* actions, have increased significantly in the healthcare industry in recent years. We are aware of two qui tam complaints against us, which allege violations related to the Federal Anti-Kickback Statute and the Federal False Claims Act. See Item 3., "Legal Proceedings," for additional information regarding these actions.

Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines and imprisonment. In addition, the ACA, among other things, amended the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim, including items or services resulting from a violation of the Federal Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the false claims statutes. Because of the breadth of these laws and the narrowness of the safe harbors and exceptions, some of our business activities could be subject to challenge under one or more of such laws. Such a challenge, regardless of the outcome, could have a material adverse effect on our business, business relationships, reputation, financial condition and results of operations.

In addition, there are many federal and state regulations covering payments made to physicians. The ACA imposed reporting and disclosure requirements on device and drug manufacturers for any "transfer of value" made or distributed to teaching hospitals and other qualified healthcare providers. Device and drug manufacturers are also required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in significant civil monetary penalties for all payments, transfers of value or ownership or investment interests not reported in an annual submission. Manufacturers are required to collect data and are required to submit their data reports to CMS for each calendar year by the 90th day of the subsequent calendar year.

Certain states have their own versions of the Physician Payments Sunshine Act, and may also mandate implementation of compliance programs and/or the tracking and reporting of gifts, compensation and other remuneration to physicians or other healthcare professionals. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a manufacturer may violate one or more of the requirements.

The Federal Civil Monetary Penalties Law prohibits, in part, the offering or giving of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary's selection of a particular supplier of items or services reimbursable by a Federal or state governmental program. We sometimes offer customers various discounts and other financial incentives in connection with the sales of our products. While it is our intent to comply with all applicable laws, the government may find that our marketing activities violate the Civil Monetary Penalties Law. If we are found to be in noncompliance, we could be subject to significant civil money penalties for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the Federal healthcare programs.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations in some areas. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment, restructuring, or restricting of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could harm our ability to operate our business and our financial results. Responding to any action or threat of action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state fraud laws may prove costly.

Failure to maintain the licenses and accreditations necessary to operate under our direct-to-patient and -provider model would adversely affect our business.

To continue operating our business under our direct-to-patient and -provider model, we must maintain our Durable Medical Equipment certification from the Accreditation Commission for Health Care. In May 2008, we became a Durable, Medical Equipment, Prosthetics, Orthotics, and Supplies accredited supplier by the Accreditation Commission for Health Care. This accreditation status must be renewed every three years through a recredentialing process that includes an on-site review. We last renewed our accreditation with our accrediting body in May 2023. If we are deemed out of compliance with accreditation standards, our enrollment status in the Medicare program could be jeopardized, up to and including termination. In addition to maintaining our Durable Medical Equipment certification from the Accreditation Commission for Health Care, we also must maintain certain state-required licenses. If we were found to be noncompliant, we could lose our licensure in that state. Losing any license could subject us to financial penalties and/or prohibit us from selling our current or future products to patients in a particular state and our business, financial condition and results of operations could be adversely affected as a result of any such prohibition.

If we modify our FDA cleared devices, we may need to seek additional clearances or approvals, which, if not granted, would prevent us from selling our modified products.

The FDA regulations require the submission and clearance of a new 510(k) premarket notification, or possibly, premarket approval, for significant changes or modifications made in the design, components, method of manufacture or intended use of a device including changes or modifications to a 510(k)-cleared device that could significantly affect the device's safety or effectiveness, or would constitute a major change or modification in the device's intended use. The FDA requires each manufacturer to make this determination, but the FDA may review any manufacturer's decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have modified some of our 510(k) cleared products, and have determined based on our review of the applicable FDA guidance that in certain instances new 510(k) clearances or premarket approval are not required. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or premarket approval for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Furthermore, the FDA's ongoing review of the 510(k) program may make it more difficult for us to make modifications to our previously cleared products, either by imposing more strict requirements as to when a manufacturer must submit a new 510(k) for a modification to a previously cleared product, or by applying more onerous review criteria to such submissions. If the FDA requires us to cease marketing a modified device until we obtain a new 510(k) clearance or premarket approval, our business, financial condition, operating results and future growth prospects could be materially adversely affected. Further, in this situation, our products could be subject to recall. Any recall or FDA requirement that we seek additional approvals or clearances could result in significant delays, fines, increased costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA.

The misuse or off-label use of our products may harm our image in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

The products we currently market have been cleared by the FDA for specific treatments. We train our employees and distributors in appropriate and lawful promotion of our products, within our approved indications and to be truthful and not misleading. We cannot, however, prevent a physician from using our products off-label, when in the physician's independent professional medical judgment, he or she deems it appropriate. The FDA does not restrict or regulate a physician's choice of treatment. There may be increased risk of injury to patients if physicians use our products off-label. Furthermore, the use of our products for indications other than those cleared by the governing regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA determines that our promotional materials, activity, communications or training constitute promotion of or encourage off-label uses, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of untitled letters, warning letters, injunctions, seizures, civil fines or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations.

In addition, physicians or patients may misuse our products or use improper techniques, potentially leading to injury and an increased risk of product liability. If our products are misused or used with improper technique, we may become subject to costly litigation by our clinicians or their patients. We can be subject to lawsuits, whether or not our product is proven to be defective and whether or not our employees have adequately trained the physicians. Product liability claims could divert management's attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Our products may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that would materially harm our business.

Our marketed products are subject to Medical Device Reporting, or MDR, obligations, which require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury, or in which our products malfunctioned and, if the malfunction were to recur, it could likely cause or contribute to a death or serious injury. The timing of our obligation to report under the MDR regulations is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event, if it is an adverse event that is unexpected, if the occurrence of the adverse event is not immediately associated with our product, or if an adverse event occurs subsequent to completing use of our product. If we fail to comply with our reporting obligations, the FDA could take action including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearances, seizure of our products, or delay in clearance of future products.

Our products may in the future be subject to product recalls. A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in their design or manufacture. The FDA's authority to require a recall must be based on a finding that there is reasonable probability that the device would cause serious, adverse health consequences or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation and business, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our patients' demands. We may also be subject to liability claims, be required to bear other costs, or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Companies are required to maintain certain records of recalls and corrections, even if the recall or correction itself is not reportable to the FDA. We may initiate voluntary recalls or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls and we may be subject to enforcement action.

If we or our component manufacturers fail to comply with the FDA's Quality Management System Regulation, our manufacturing operations could be interrupted or our business otherwise may be negatively impacted, and our product sales and operating results could suffer.

We and many of our component manufacturers are required to comply with the FDA's Quality System Management Regulation, or QMSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The QMSR went into effect on February 2, 2026, replacing the former QSR. The FDA audits compliance with the QMSR through periodic announced and unannounced inspections of manufacturing sites and other applicable facilities. We and our component manufacturers have been, and anticipate in the future being, subject to such inspections. We cannot provide assurance that any future inspection will not result in adverse findings with respect to our QSMR compliance.

If we are unable to comply with QMSR, or with any other new or existing laws or regulations enforced by the FDA or comparable regulatory authorities, we may be subject to enforcement action, which could have an adverse effect on our business, financial condition and results of operations. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by the FDA. Failure to comply with current governmental regulations and quality assurance guidelines could lead to temporary manufacturing shutdowns, product recalls or related field actions, product shortages or delays in product manufacturing. Efficacy or safety concerns, an increase in trends of adverse events in the marketplace, and/or manufacturing quality issues with respect to our products could lead to product recalls or related field actions, withdrawals, and/or declining sales.

If our manufacturing facilities or those of any of our component manufacturers or suppliers are found to be in violation of applicable laws and regulations, or we or our manufacturers or suppliers fail to take satisfactory corrective action in response to an adverse inspection, the FDA could take enforcement action, including one or more of the following non-exclusive sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

- customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

- operating restrictions or partial suspension or total shutdown of production;

- refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

- withdrawing 510(k) clearances or premarket approvals that have already been granted;

- refusal to grant import of our products or components;

- refusal to grant export approval for our products; or

- criminal prosecution.

Any of these sanctions could adversely affect our business, financial condition and results of operations.

For any products that we sell outside the United States, those products and our operations would also be required to comply with standards set by foreign law, treaties and industrial standards bodies, such as the International Organization for Standardization, or ISO, and domestic regulatory authorities within foreign countries. Foreign regulatory bodies may evaluate our products or the testing that our products undergo against these or other standards. The specific standards, types of evaluation and scope of review differ among foreign regulatory bodies. If we fail to adequately comply with any of these standards, a foreign regulatory body may take adverse actions similar to those within the power of the FDA.

Any of these actions could prevent us from marketing, distributing or selling our products and would likely harm our business.

Future regulatory actions may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA and other applicable regulations and guidance are often revised or reinterpreted in ways that may significantly affect our business and our products, and new regulations or guidance documents may be promulgated. It is impossible to predict whether legislative changes will be enacted or regulations, guidance or interpretations changed or added, and what the impact of such changes or additions, if any, may be.

Healthcare regulatory reform may affect our ability to sell our products profitably.

In the United States, the legislative landscape, particularly as it relates to healthcare regulation and reimbursement coverage, continues to evolve. In March 2010 the ACA was passed and substantially changed healthcare financing by both governmental and private insurers.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. The Budget Control Act of 2011 requires, among other things, mandatory across-the-board reductions in Federal spending, also known as sequestration. The American Taxpayer Relief Act of 2012 postponed sequestration for two months. As required by law, a sequestration order was issued on March 1, 2013. As a result of the sequestration order, Medicare Fee-for-Service claims with dates-of-service or dates-of-discharge on or after April 1, 2013 will continue to incur a 2% reduction in the Medicare payment until further notice. Claims for durable medical equipment, prosthetics, orthotics and supplies, including claims under the DME Competitive Bidding Program, are reduced by 2% based upon whether the date-of-service, or the start date for rental equipment or multi-day supplies, is on or after April 1, 2013. This 2% reduction based on the sequestration was suspended in 2020 due to the public health emergency, and Congress extended the sequestration moratorium through March 31, 2022. From April 1, 2022 through June 30, 2022, the reduction went back into effect at a 1% reduction level, and beginning July 1, 2022, the reduction returned to a 2% reduction level. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures.

There have been judicial and Congressional challenges to certain aspects of the ACA. Additional state and federal health care reform measures that may be adopted in the future could have a material adverse effect on our industry generally and on our customers. Any changes in, or uncertainty with respect to future reimbursement rates, or changes in hospital admission rates could impact our customers' demand for our products and services, which in turn could impact our ability to successfully commercialize our products, or could limit or eliminate our spending on certain development projects. These changes could adversely affect our business and results of operations.

The OBBBA was enacted in July 2025. The OBBBA contains provisions that could reduce future Medicare reimbursement rates due to deficit-driven sequestration provisions. A reduction of reimbursement from Medicare could adversely affect our business and results of operations. Similarly, certain provisions contained in the OBBBA may have the effect of reducing participation in Medicaid on a national basis. Changes to Medicaid eligibility or enrollment procedures could reduce the number of covered lives, decrease demand for our products, and increase uncompensated care.

There have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our future revenue and profitability and the future revenue and profitability of our customers. Federal and state lawmakers regularly propose and, at times, enact legislation that results in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. Such uncertainty and any changes could negatively impact our ability to successfully commercialize our products or product candidates and could result in reduced demand for our products and additional pricing pressures.

While our products are not currently subject to the competitive bidding process under Medicare, if our products were to become subject to such process in the future, it could negatively affect our business and financial condition.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 required the Secretary of Health and Human Services to establish and implement programs under which competitive acquisition areas are established throughout the United States for purposes of awarding contracts for the furnishing of competitively priced items of durable medical equipment.

CMS, the agency responsible for administering the Medicare program, conducts a competition for each competitive acquisition area under which providers submit bids to supply certain covered items of durable medical equipment. Successful bidders must meet certain program quality standards in order to be awarded a contract and only successful bidders can supply the covered items to Medicare beneficiaries in the acquisition area. There are, however, regulations in place that allow non-contracted providers to continue to provide products and services to their existing customers at the new competitive bidding payment amounts. The contracts are expected to be re-bid every three years. CMS is required to award contracts to multiple entities submitting bids in each area for an item or service, but has the authority to limit the number of contractors in a competitive acquisition area to the number it determines to be necessary to meet projected demand.

Although we continue to monitor developments regarding the implementation of the competitive bidding program, we cannot predict the outcome of the competitive bidding program on our business when fully implemented, nor the Medicare payment rates that will be in effect in future years for the items subjected to competitive bidding, including our products. We expect that payment rates will continue to fluctuate, and a large negative payment adjustment could adversely affect our business, financial conditions and results of operations.

We are subject to additional federal, state and foreign laws and regulations relating to our healthcare business; our failure to comply with those laws could have an adverse impact on our business.

We are subject to healthcare fraud and abuse regulation and enforcement by federal and state governments, which could adversely impact our business. Healthcare fraud and abuse and health information privacy and security laws potentially applicable to our operations include:

- the federal Anti-Kickback Statute, which applies to our marketing practices, educational programs, pricing policies and any relationships with healthcare providers, by prohibiting, among other things, soliciting, receiving, offering or providing remuneration, whether directly or indirectly and overtly or covertly, intended to induce the referral of an individual for (i) the furnishing or the arranging for the furnishing of items or services reimbursable under a federal healthcare program, such as Medicare or Medicaid; or (ii) the purchase, lease or order of, or the arrangement or recommendation of the purchasing, leasing or ordering of, of an item or service reimbursable under a federal healthcare program. Courts have ruled that a person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

- federal civil and criminal false claims laws and civil monetary penalty laws, including civil whistleblower or *qui tam* actions that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government, knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government or knowingly offering remuneration to influence a Medicare or Medicaid beneficiary's selection of health care providers. The government may assert that a claim, including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes;

- HIPAA and its implementing regulations, which created federal criminal laws that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

- HIPAA, as amended by HITECH, also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

- federal Open Payments (the Physician Payments Sunshine Act) requirements imposed by the ACA on device manufacturers regarding certain "transfers of value" made or distributed to physicians, certain other healthcare providers, and teaching hospitals. Failure to submit required information may result in significant civil monetary penalties for "knowing failures", for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Manufacturers must report detailed payment data and submit legal attestation to the accuracy of such data for each calendar year by the 90th day of the subsequent calendar year;

- federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payer, including commercial insurers; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA.

The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding our business or the healthcare industry in general, or what effect such legislation or regulations may have on us. Federal or state governments may impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on us.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, some of our business activities, including certain sales and marketing practices and financial arrangements, including the provision of stock options as partial compensation for consulting services, with physicians, some of whom use or purchase our products, and other customers, could be subject to challenge under one or more of such laws. Responding to any action or threat of action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from governmental healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely impact our business.

Failure to comply with regulations affecting the transmission, security and privacy of health information could result in significant penalties.

Numerous federal and state laws and regulations, including HIPAA and the HITECH Act, govern the collection, dissemination, security, use and confidentiality of patient-identifiable health information or more broadly personally identifiable information. HIPAA and the HITECH Act require us to comply with standards for the use and disclosure of health information within our company and with third parties. The Privacy Standards and Security Standards under HIPAA establish a set of basic national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Notably, whereas HIPAA previously directly regulated only these covered entities, the HITECH Act, which was signed into law as part of the stimulus package in February 2009, makes certain of HIPAA's privacy and security standards also directly applicable to covered entities' business associates. As a result, both covered entities and business associates are subject to significant civil and criminal penalties for failure to comply with Privacy Standards and Security Standards.

HIPAA and the HITECH Act also include standards for common healthcare electronic transactions and code sets, such as claims information, plan eligibility, payment information and the use of electronic signatures, and privacy and electronic security of individually identifiable health information. Covered entities, such as healthcare providers, are required to conform to such transaction set standards pursuant to HIPAA.

HIPAA requires healthcare providers like us to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. The HITECH Act expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides a tiered system for civil monetary penalties for HIPAA violations. The HITECH Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and data security laws and regulations, some of which may be more stringent than HIPAA.

If we do not comply with existing or new laws and regulations related to patient health information, we could be subject to criminal or civil sanctions. New health information standards, whether implemented pursuant to HIPAA, the HITECH Act, state or federal congressional action or otherwise, could have a significant effect on the manner in which we handle healthcare related data and communicate with payers, and the cost of complying with these standards could be significant.

The 2013 final HITECH omnibus rule, or the HITECH Final Rule, modified the breach reporting standard in a manner that makes more data security incidents qualify as reportable breaches. Any liability from a failure to comply with the requirements of HIPAA or the HITECH Act could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our results of operations. The HITECH Final Rule is subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us, as well as our clients and strategic partners. In addition, we are unable to predict what changes to the HIPAA Privacy Standards and Security Standards might be made in the future or how those changes could affect our business. Any new legislation or regulation in the area of privacy and security of personal information, including personal health information, could also adversely affect our business operations.

In addition, the FDA has issued guidance to which we may be subject concerning data security for medical devices.

Additionally, the Federal Trade Commission has issued and several states have issued or are considering new regulations to require holders of certain types of personally identifiable information to implement formal policies and programs to prevent, detect and mitigate the risk of identity theft and other unauthorized access to or use of such information. Further, the U.S. Congress and a number of states have considered or are considering prohibitions or limitations on the disclosure of medical or other information to individuals or entities located outside of the United States. We may need to comply with applicable laws in those jurisdictions that regulate the use and disclosure of individually identifiable information.

The Federal Communications Commission maintains oversight of the TCPA governing how entities engage with consumers via telephone, including text communications, typically thought of as "telephone solicitations." Several states have issued or may issue similar statutes or regulations. These statutes mandate compliance with requirements such as limiting time of day for calls/outreach, restricting autodial processes, limiting or prohibiting robot-calling, and compliance with "do not call" registries, among other aspects. Violations can subject our company to fines, penalties and consumer actions. We may need to comply with applicable laws in these jurisdictions that regulate telephone and text messaging to consumers, including our patients, which may increase our costs of compliance.

Failure to comply with privacy and data security laws and regulations could subject us to substantial penalties and our business, operations and financial condition could be adversely affected.

In addition to the HIPAA and HITECH Act regulations described above, a number of U.S. states have also enacted data privacy and data security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of sensitive personal information, such as social security numbers, medical and financial information and other personal information. These laws and regulations may be more restrictive and not preempted by U.S. federal laws. For example, several U.S. territories and all 50 states now have data breach laws that require timely notification to individual victims, and at times regulators, if a company has experienced the unauthorized access or acquisition of sensitive personal data.

Other state laws contain additional disclosure obligations for businesses that collect personal information about residents and afford those individuals additional rights relating to their personal information that may affect our ability to use personal information or share it with our business partners. For example, California has laws that give California residents certain privacy rights in the collection and disclosure of their personal information and requires businesses to make certain disclosures and take certain other acts in furtherance of those rights, and has created a new agency, the California Privacy Protection Agency, authorized to implement and enforce California's privacy laws, which could result in increased privacy and information security regulatory actions. Other U.S. states have passed, or are considering passing, consumer privacy laws.

We will continue to monitor and assess the impact of these state laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

We face the risk of product liability claims that could be expensive, divert management's attention and harm our reputation and business. We may not be able to maintain adequate product liability insurance.

Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. This risk exists even if a device is cleared or approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA or an applicable foreign regulatory authority. Our products are designed to affect, and any future products will be designed to affect, important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with our products or our products in development could result in patient injury or death. The medical device industry has historically been subject to extensive litigation over product liability claims, and we cannot offer any assurance that we will not face product liability suits. We may be subject to product liability claims if our products cause, or merely appear to have caused, patient injury or death. In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with components and materials, may be the basis for a claim against us. Product liability claims may be brought against us by patients, clinicians or others selling or otherwise coming into contact with our products, among others. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

- costs of litigation;

- distraction of management's attention from our primary business;

- the inability to commercialize our existing or new products;

- decreased demand for our products or products in development;

- damage to our business reputation;

- product recalls or withdrawals from the market;

- withdrawal of clinical trial participants;

- substantial monetary awards to patients or other claimants; or

- loss of revenue.

While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products would delay the supply of those products to our distributors, clinicians and patients and may impact our reputation. We can provide no assurance that we will be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by our competitors to harm our reputation for safety or be perceived by patients as a safety risk when considering the use of our products, either of which could have an adverse impact on our business.

In addition, our product liability insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have an adverse impact on our business.

Our employees, distributors, independent contractors, consultants, collaborators and suppliers may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, distributors and other third parties, in spite of our compliance training and programs, may engage in fraudulent conduct or other illegal activity. Misconduct by employees, distributors and other third parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities that violate FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare fraud and abuse laws and regulations, or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee and other third-party misconduct, and the steps we take to detect, prevent and remedy any such activity may not protect us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are threatened or instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

We may be unable to obtain or maintain international regulatory registrations or approvals for our current or future products and indications, which could adversely impact our business.

Sales of our devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States and foreign countries have varying import laws we need to comply with. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain registration or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations or approvals may significantly differ from FDA requirements. In certain countries we intend to rely upon third-party distributors to obtain all required regulatory registrations and approvals, and these distributors may be unable to obtain or maintain such registrations or approvals. Our distributors in these countries may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or registrations, which could increase the difficulty of attracting and retaining qualified distributors. If we are unable to obtain or maintain international registrations or approvals, or if distributors experience delays in receiving, or fail to receive, necessary registrations or approvals to market our products outside the United States, we may be unable to market our products or enhancements in certain international markets effectively, or at all.

Our operations involve the use of hazardous and toxic materials, and we must comply with environmental, health and safety laws and regulations, which can be expensive, and could have an adverse impact on our business.

Our operations use or generate small volumes of hazardous or toxic materials. We are therefore subject to a variety of federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. Liability under environmental laws can be joint and several and without regard to comparative fault, and environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could have an adverse impact on our business. There can be no assurance that violations of environmental, health and safety laws will not occur in the future as a result of human error, accident, equipment failure or other causes. The failure to comply with past, present or future laws could result in the imposition of fines, third-party property damage and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations. We also expect that our operations will be affected by other new environmental and health and safety laws and regulations on an ongoing basis. Although we cannot predict the ultimate impact of any such new laws and regulations, they will likely result in additional costs, and may require us to change how we manufacture our products, which could have an adverse impact on our business.

Financial Condition, Credit and Tax Risks

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors' views of us and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management is required to report upon the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for our management and our independent registered public accounting firm to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. In connection with our and our independent registered public accounting firm's evaluations of our internal control over financial reporting, we may need to upgrade our systems, including information technology; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us or our independent registered public accounting firm conducted in connection with Section 404 of the Sarbanes-Oxley Act may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. Internal control deficiencies could also result in a restatement of our financial results in the future. We could become subject to stockholder or other third-party litigation, as well as investigations by the SEC, the stock exchange on which our securities are listed, or other regulatory authorities, which could require additional financial and management resources and could result in fines, trading suspensions, payment of damages or other remedies.

Our credit facility contains covenants that restrict our business and financing activities, and the property that secures our obligations under the credit facility may be subject to foreclosure.

Our credit facility contains a number of restrictions and covenants, which, among other things, restrict our ability to acquire or merge with another entity, dispose of our assets, make investments, loans or guarantees, incur additional indebtedness, create liens or other encumbrances, or pay dividends or make other distributions. The credit facility also requires us to maintain compliance with a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum EBITDA covenant. These provisions impose significant operating and financial restrictions on us and may limit our ability to compete effectively, take advantage of new business opportunities or take other actions that may be in our best interests. Our ability to obtain additional or other financing or to dispose of certain assets could also be negatively impacted because we have pledged substantially all of our assets as collateral in connection with the credit facility.

Our ability to comply with the provisions under the Credit Agreement may be affected by events beyond our control and our inability to comply with any of these provisions could result in a default under the Credit Agreement. If such a default occurs, the lenders may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable, and they would have the right to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under the Credit Agreement also have the right to proceed against the collateral, including substantially all of our assets, granted to them to secure the indebtedness under the facility. If our indebtedness under the Credit Agreement were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We may need substantial additional funding and may be unable to raise capital when needed, which could force us to delay or reduce our commercialization efforts or product development programs.

We believe our cash and cash flows from operations will be sufficient to meet our working capital, capital expenditure and commitment fee requirements for at least the next twelve months. However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our available financial resources much faster than we currently expect. Any future funding requirements will depend on many factors, including:

- market acceptance of our products;

- the scope, rate of progress and cost of our clinical studies;

- the cost of our research and development activities;

- the cost of filing and prosecuting patent applications and defending and enforcing our patent or other intellectual property rights;

- the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

- the cost and timing of additional regulatory clearances or approvals;

- the cost and timing of establishing additional sales, marketing and distribution capabilities;

- costs associated with any product recall that may occur;

- the effect of competing technological and market developments;

- the extent to which we acquire or invest in products, technologies and businesses; and

- the costs of operating as a public company.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us.

Furthermore, we cannot be certain that additional funding will be available on acceptable terms, if at all. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could harm our operating results.

We may be subject to liabilities related to state income, sales and use taxes, which could adversely affect our financial condition and results of operations and could decrease demand for our products.

State income tax and sales and use tax laws, statutes, rules and regulations vary greatly by jurisdiction and are complex and subject to uncertainty. If it is determined that certain of these tax rules apply to us, we could be required to pay substantial tax amounts, and significant penalties and interest for past amounts that may have been due, in addition to taxes going forward. These tax assessments, penalties and interest, and future requirements, may adversely affect our financial condition and results of operations. In addition, the imposition of sales and use taxes on our products going forward would effectively increase the cost of our products to our customers and may adversely affect demand for our products.

Risks Related to Our Intellectual Property

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, many foreign countries have compulsory licensing laws, under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and further, competitors may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents, and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

The patent protection for our products may expire before we are able to maximize their commercial value, which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue.

The patents related to our products have varying expiration dates and, when these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. For instance, many U.S. patents covering various aspects of our Flexitouch system expired in 2017. Upon expiration of our patents, we may be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Further, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and foreign patents.

We may not identify relevant patents or may incorrectly interpret the relevance, scope or expiration of a patent, which may adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our products in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent family's prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent.

Many patents may cover a marketed product, including but not limited to patents covering the product or portions thereof, methods of use or methods relating to the product, and production processes of or for the product. The identification of all patents and their expiration dates relevant to the production and sale of a therapeutic product is extraordinarily complex and requires sophisticated legal knowledge in the relevant jurisdiction. It may be impossible to identify all patents in all jurisdictions relevant to a marketed product. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our products.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent prosecution process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patent and/or pending patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of a patent or patent application. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are many situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we fail to maintain the patents and patent applications directed to our products, our competitors might be able to enter the market earlier than should otherwise have been the case, which may have a material adverse effect on our business.

We may become involved in lawsuits to protect our patents or other intellectual property rights, which could be expensive, time-consuming and ultimately unsuccessful.

Competitors may infringe our patents or other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Various proceedings brought before the USPTO may be necessary to determine the priority of inventions with respect to our patents and patent applications or those of our current or future collaborators. An unfavorable outcome could require us to cease using the technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if a prevailing party does not offer us a license on terms that are acceptable to us. Litigation or other proceedings may fail and, even if successful, may result in substantial costs and distraction of our management and other employees. We may not be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Third-party claims of intellectual property infringement or misappropriation may adversely affect our business and could prevent us from developing or commercializing our products.

Our commercial success depends in part on us not infringing the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the medical device industry, including patent infringement lawsuits, interferences, oppositions, *ex-parte* review and *inter partes* reexamination and post-grant review proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing and may develop our products. As the medical device industry expands and more patents are issued, the risk increases that our products may be subject to claims of infringement of the patent rights of third parties. If a third-party claims that we infringe on their intellectual property or technology, we could face a number of issues, including:

- infringement and other intellectual property claims which, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from our core business;

- substantial damages for past infringement, which we may have to pay if a court decides that our product infringes on a competitor's patent;

- a court prohibiting us from selling or licensing our product, unless the patent holder licenses the patent to us;

- if a license is available from a patent holder, we may have to pay substantial royalties or grant cross licenses to our patents; and

- redesigning our products and processes so they do not infringe, which may not be possible or could require substantial funds and time.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to products, materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our products, that we failed to identify. For example, certain applications filed in the United States that will not be filed outside the United States may remain confidential until issued as patents. Except for the preceding exceptions, patent applications in the United States and elsewhere are generally published only after a waiting period of approximately 18 months after the earliest filing. Therefore, patent applications covering our technology or our products could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our products or the use or manufacture of our products. We may also face a claim of misappropriation, if a third party believes that we inappropriately obtained and used trade secrets of such third parties. If we are found to have misappropriated a third party's trade secrets, we may be prevented from further using such trade secrets, limiting our ability to develop our products, and we may be required to pay damages.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our products, materials, formulations, methods of manufacture or methods for treatment, the holders of any such patents would be able to block our ability to develop and commercialize the applicable product candidate until such patent expired or unless we obtain a license. These licenses may not be available on acceptable terms, if at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. In addition, during the course of any patent or other intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our products, programs, or intellectual property could be diminished. Accordingly, the market price of our common stock may decline.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products. Defending against claims of patent infringement or misappropriation of trade secrets could be costly and time-consuming, regardless of the outcome. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of our management team, distracting them from the pursuit of other company business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, pay royalties, redesign our infringing products and processes or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development collaborations that would help us bring our products to market.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other medical device companies, our success may be dependent on intellectual property, particularly on obtaining and enforcing patents. Obtaining and enforcing patents in the medical device industry involves both technological and legal complexity, and therefore is costly, time-consuming and inherently uncertain. In addition, the United States has enacted patent reform legislation and generally has patent related legislation in process. Further, several judicial rulings have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

We have become aware from time to time that third parties may be infringing on our patents or other intellectual property rights. Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing on our patents or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action will determine our enforcement posture.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain, because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:

- others may be able to make products that are similar to our products but that are not covered by the claims of the patents that we own or license from others;

- others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights;

- we might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license;

- we might not have been the first to file patent applications covering certain subject matter of the patents or patent applications that we own or for which we have obtained a license, or will own or for which we will obtain a license;

- it is possible that our pending patent applications will not result in issued patents;

- issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

- our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- ownership of our patents or patent applications may be challenged by third parties; and

- the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets and/or confidential know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

We may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights that are important or necessary to the development or commercialization of any future products. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms or at all, which could materially harm our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received, and may receive in the future, confidential and proprietary information from third parties. In addition, we employ, and may employ in the future, individuals who were previously employed at other medical device companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees' former employers. Further, we may be subject to ownership disputes in the future, arising, for example, from conflicting obligations of consultants or others who are involved in developing our products. We may also be subject to claims that former employees, consultants, independent contractors, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. If we fail in defending any such claims, in addition to paying monetary damages, we may lose our rights therein. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. We may be subject to ownership disputes in the future, arising, for example, from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to assist with research and development and to manufacture our products, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants, prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor's discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future will usually expect to be granted rights to publish data arising out of such collaboration, provided that we are notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. In the future, we may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor's discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build and maintain name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build and maintain name recognition in our markets of interest, and our business may be adversely affected. We currently have registered and unregistered trademarks in the United States. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Further, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trade names that incorporate variations of our trademarks or trade names. In addition, we have not registered our trademarks internationally, and the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. Over the long term, if we are unable to successfully register our trademarks and trade names and/or establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Risks Related to Ownership of Our Common Stock

The trading price of the shares of our common stock has been and could continue to be highly volatile, and purchasers of our common stock may not be able to resell their shares of our common stock at or above the price at which they purchased their shares and could incur substantial losses.

Our stock price has been and is likely to continue to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their shares of our common stock at or above the price at which they purchased their shares. The market price for our common stock may be influenced by many factors, including:

- the passage of legislation or other regulatory developments in the United States or foreign countries;

- actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

- changes in the structure of healthcare payment systems, especially in light of current or proposed reforms to the U.S. healthcare system;

- our ability to develop and commercialize additional products;

- announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

- market conditions in medical device sectors and issuance of securities analysts' research reports or recommendations;

- sales of our stock by us, our insiders and our other stockholders;

- the trading volume of our common stock;

- speculation in the press or investment community;

- perceived impacts on our business, patient population and/or addressable market due to effect of changes to the causes or risk factors for diseases that our products treat, such as the impact of GLP-1 drugs on obesity;

- general economic, industry and market conditions, or other events or factors, many of which are beyond our control;

- additions or departures of key personnel; and

- intellectual property, product liability or other litigation against us.

In addition, the stock market has recently experienced significant volatility with respect to medical device and other life sciences company stocks. The volatility of medical device and other medical technology company stocks often does not relate to the operating performance of the companies represented by the stock. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products, or to a lesser extent our markets.

Following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company, as has been the case with us. Such litigation can result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation and could expose us to liability or impact negatively our business, financial condition, operating results, and prospects.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, may delay or prevent an acquisition of us or a change in our management. These provisions include:

- authorizing the issuance of "blank check" preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

- limiting the removal of directors by the stockholders;

- prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;

- prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

- eliminating the ability of stockholders to call a special meeting of stockholders; and

- establishing advance notice and compliance requirements for nominations for election to the board of directors, for soliciting proxies in support of nominations or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. These provisions would apply even if an offer rejected by our board were considered beneficial by some stockholders. Any provision of our amended and restated certificate of incorporation or our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and our trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If too few securities or industry analysts commence or maintain coverage of our company, the trading price for our common stock would likely be negatively affected.

If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price of our shares and trading volume to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements with our directors and officers provide that we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law; Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful and that we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Item 1B. Unresolved Staff Comments.

None

Item 1C. Cybersecurity.

Risk Management and Strategy

We recognize the critical importance in developing, implementing and maintaining robust cybersecurity measures and processes that are designed to safeguard our information systems and to assess, identify and manage material risks from cybersecurity threats.

The fundamental controls of our cybersecurity program are based around the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF). We engage qualified third-party consultants and advisors to conduct risk and vulnerability assessments to evaluate our systems and to advise us on cybersecurity risk management processes. We maintain a robust vulnerability-management program to evaluate our systems on a monthly basis, and we prioritize remediation efforts based on risk level and criticality of the system or data. We conduct comprehensive penetration testing with external consultants on our enterprise environment and our own products on at least an annual basis.

Cybersecurity risk management is an integral part of our technology modernization program. It is integrated into our business, as well as the broader software and digital environment. Our technology modernization program will move many of our core applications to industry-specific healthcare cloud solutions that offer robust HIPAA compliant, data security capabilities and tools. Our modernization plans revolve around simplifying our technology estate to reduce technical debt, automate security functions, and enable applications to take full advantage of best-practice, cloud security capabilities.

Our cybersecurity risk management process includes assessment of third-party service providers, suppliers and other business partners' ability to maintain compliance with our cybersecurity requirements, including review of Service Organization Control Type 2 ("SOC 2") reports and security controls. Our onboarding process for any third-party service provider includes execution of a business associate agreement that defines the service provider's responsibility to notify us in the event of any known or suspected cyber incident.

We maintain a thorough business continuity and resilience program designed to ensure our operations will withstand significant disruption and minimize impact on our patients and employees in the face of a significant challenge. Using standards developed by Disaster Recovery Institute International (DRII), we regularly conduct a business impact analysis to determine risk level, assess impact severity and prioritize business processes based on company needs.

As part of our monitoring process, we perform tabletop exercises at least annually to test our current plans. These cross-functional exercises involve employees from multiple departments and are designed to gain perspective, collect feedback and validate plan effectiveness. The information obtained from the business impact analysis, exercises and testing is utilized to update contingency plans for each department.

While we have experienced cybersecurity incidents and expect to continue to be subject to such incidents, to date, we have not experienced any cybersecurity incidents that have materially affected our business strategy, results of operations or financial condition. However, we are subject to ongoing risks from cybersecurity threats that could materially affect us, including our business strategy, results of operations, or financial condition, as further described in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K.

Governance

The Audit Committee of the Board of Directors oversees our cybersecurity and risk management programs, and receives updates from our Information Security and Compliance teams regarding the effectiveness of these programs on a quarterly basis. These reports include descriptions of security incidents and observed trends in threat activity, new programs and tooling designed to address developing areas of risk, and performance reporting of third-party testing, including security awareness training and cybersecurity assessments. The full Board of Directors has general oversight of the Company's risk management programs, which include cybersecurity risks, and the Audit Committee provides regular reports to the full Board of Directors related to cybersecurity matters and related risk oversight.

The Company's Director of Information Security reports to our Chief Information Officer. Our Director of Information Security is responsible for our cybersecurity program, develops and publishes security policies and procedures, and reports to the Audit Committee on the effectiveness of our security program. Our Director of Information Security has 26 years of technology leadership experience, including 20 years directly overseeing cybersecurity programs in the healthcare device manufacturing industry, and holds the Certified Information Systems Security Professional (CISSP) certification. Our Director of Information Security is responsible for the Company's Information Security Awareness Program, which includes security training for new hires and ongoing education for all staff, including annual refresher training and periodic bulletins regarding security risks. Security awareness email testing is performed on a monthly basis, with employee performance reported to management for inclusion in performance evaluations. Our Director of Information Security also performs risk assessments of third-party partners, including reviews of SOC 2 reports.

Item 2. Properties.

We currently lease approximately 150,000 square feet of office space for our corporate headquarters in Minneapolis, Minnesota. The initial lease for this space of approximately 80,000 square feet commenced in September 2019 and had an initial expiration date in February 2030. Subsequently, we entered into amendments to our initial lease to include an additional approximately 70,000 square feet of office space and to extend the expiration date of the entire leased space to February 2031.

We also lease approximately 63,000 square feet of office, assembly and warehouse space at another facility near Minneapolis, Minnesota, that has an expiration date in March 2027.

We believe that these facilities are adequate to meet our business requirements for the near term and that additional space will be available on commercially reasonable terms, if required.

Item 3. Legal Proceedings.

Information pertaining to certain legal proceedings in which we are involved can be found in Note 11 – "Commitments and Contingencies" to our consolidated financial statements included in Part II, Item 8 of this report and is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not Applicable.

<center>**PART II**</center>

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock has been listed on The Nasdaq Stock Market LLC under the symbol "TCMD" since July 28, 2016.

Holders

As of February 13, 2026, there were approximately 20 holders of record of our common stock. The actual number of holders of common stock is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and nominees. The number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividends

We have not declared or paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the operation and expansion of our business, and, therefore, we do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

We did not make any repurchases under our share repurchase program during the quarter ended December 31, 2025. For more information regarding our share repurchase program, refer to Note 12.

Equity Compensation Plan Information

The information required by this Item concerning equity compensation plans is incorporated herein by reference from Part III, Item 12 of this report.

Stock Performance Graph

       The graph below compares the cumulative total stockholder return on our common stock with the cumulative total stockholder returns on the Nasdaq Composite Index, Russell 2000 Index and S&P Healthcare Equipment Select Industry Index for the periods indicated. The graph assumes that $100 was invested on December 31, 2020, in our common stock and each of the indices and that all dividends, if any, were reinvested. No cash dividends have been declared on our common stock. Stockholder returns over the indicated periods should not be considered indicative of future stockholder returns.



Index	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Tactile Systems Technology, Inc.	$ 100	$ 42	$ 26	$ 32	$ 38	$ 65
Nasdaq Composite Index	100	121	81	116	150	180
Russell 2000 Index	100	114	89	103	113	126
S&P Healthcare Equipment Select Industry Index	100	103	79	74	78	78

Item 6. [Reserved.]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this report.

This Management's Discussion and Analysis of Financial Condition and Results of Operations focuses on discussion of year-over-year comparisons between 2025 and 2024. Discussion of 2023 results and year-over-year comparisons between 2024 and 2023 that are not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 18, 2025.

Overview

We are a medical technology company that develops and commercializes medical devices in the United States. Our mission is to help people suffering from chronic diseases live better and care for themselves at home. We focus our efforts on advancing the standard of care in treating underserved chronic diseases in the home to improve patient outcomes and quality of life and help control rising healthcare expenditures. Our areas of therapeutic focus are (1) vascular disease, with a goal of advancing the standard of care in treating lymphedema and chronic venous insufficiency, (2) oncology, where lymphedema is a common consequence among cancer survivors and (3) providing airway clearance therapy for those suffering from chronic respiratory conditions. We possess a unique, scalable platform to deliver at-home healthcare solutions throughout the United States. This evolving home care delivery model is recognized by policymakers and insurance payers as a key for controlling rising healthcare costs. Our solutions deliver cost-effective, clinically proven, long-term treatment for people with these chronic diseases. We generally employ a direct-to-patient and -provider model within our lymphedema portfolio, through which we obtain patient referrals from clinicians, manage insurance claims on behalf of our patients and their clinicians, deliver our solutions directly to patients and train them on the proper use of our solutions. This model allows us to engage directly with patients and clinicians, which are both critical audiences to which we can provide clinical evidence and education. For our respiratory therapy product, we have a durable medical equipment ("DME") distribution model, through which we sell the AffloVest product to accredited DME providers, whose representatives gather and submit documentation for payer reimbursement, train patients on use of the device, and provide ongoing patient support.

Our current lymphedema products are the Flexitouch Plus, Entre Plus and Nimbl pneumatic compression pump systems and our airway clearance product is a High-Frequency Chest Wall Oscillation ("HFCWO") device called AffloVest. The Flexitouch system product line is considered an advanced pneumatic compression device. The first generation Flexitouch system received 510(k) clearance from the U.S. Food and Drug Administration (the "FDA") in July 2002, introducing a medical device technology to address the many limitations of self-administered home-based manual lymphatic drainage therapy. A second generation Flexitouch system received 510(k) clearance from the FDA in October 2006. In September 2016, we received 510(k) clearance from the FDA for the Flexitouch system in treating lymphedema of the head and neck. A third generation, Flexitouch Plus, received 510(k) clearance from the FDA in June 2017. In December 2020, we received 510(k) clearance from the FDA for two new indications for our Flexitouch Plus system: phlebolymphedema and lipedema. The Entre system product line and Nimbl product line are considered basic, or simple, pneumatic compression devices. These systems are sold or rented to patients who need a simple pump or who do not yet qualify for insurance reimbursement for an advanced compression device e.g., a Flexitouch Plus system. We introduced the Entre system in the United States in February 2013, this device was manufactured by Thermotek, Inc. and received FDA clearance in 2010. In 2015, we received FDA clearance for our own first generation Entre system and the second generation, Entre Plus, was released in March 2023. Nimbl, our next-generation pneumatic compression platform, received 510(k) clearance in June 2024 and was commercially launched for upper extremity lymphedema in October 2024 and was commercially launched for lower extremity lymphedema in February 2025. Nimbl has replaced most orders for our Entre system and we expect to continue to do so. Sales and rentals of our lymphedema products represented 84% and 89% of our revenue in the years ended December 31, 2025 and 2024, respectively.

On September 8, 2021, we acquired the assets of the AffloVest airway clearance product line. AffloVest is a portable, wearable vest that provides airway clearance to treat patients with chronic respiratory conditions such as bronchiectasis or conditions resulting from neuromuscular disorders. For the years ended December 31, 2025 and 2024, sales of AffloVest represented 16% and 11% of our revenue, respectively.

To support the growth of our business, we continue to invest in our commercial infrastructure, consisting of a separate lymphedema and respiratory sales force, marketing team including clinical education programs, patient education team, reimbursement capabilities and clinical expertise. We market our lymphedema products using a direct-to-patient and -clinician model. The AffloVest device is sold through respiratory durable medical equipment providers throughout the United States that service patients and bill third-party payers for the product. We employ a small group of respiratory specialists, who educate DME representatives, provide product demonstrations for targeted clinicians and support technical questions related to the AffloVest. As of December 31, 2025, we employed 166 account managers and 166 specialists for our lymphedema products and a team of 19 specialists supporting our airway clearance products. This compares to 169 account managers and 111 specialists for our lymphedema products and a team of 18 specialists supporting our airway clearance products as of December 31, 2024.

We invest in our reimbursement function to improve operational efficiencies and enhance individual payer expertise, while continuing our strategic focus of payer development. Our payer relations function focuses on payer policy development, education, contract negotiations, and data analysis. Our reimbursement operations function is responsible for verifying patient insurance benefits, individual patient case development, prior authorization submissions, case follow-up, and appeals when necessary.

We also have a clinical team, consisting of a scientific advisory board, in-house therapists and nurses, and a Chief Medical Officer, that serves as a resource to clinicians and patients and guides the development of clinical evidence in support of our products. Most clinical studies require observation and interaction with clinicians and patients to monitor results and progress.

We rely on third-party contract manufacturers for the sourcing of parts, the assembly of our controllers and the manufacturing of the garments used with our systems. We conduct final assembly of the garments used with our products, perform quality assurance and ship our products from our facility in Minnesota. We also manufacture and ship the AffloVest device from our Minnesota-based facility.

In July 2022, we launched Kylee™ a free mobile app that makes it easier for patients to manage their conditions by tracking treatments and symptoms, as well as having direct access to educational resources. Flexitouch Plus and Nimbl devices include Bluetooth technology, which is viewable using Kylee.

For the year ended December 31, 2025, we generated revenue of $329.5 million and had net income of $19.1 million, compared to revenue of $293.0 million and net income of $17.0 million for the year ended December 31, 2024, and revenue of $274.4 million and net income of $28.5 million for the year ended December 31, 2023. Our primary sources of capital since our initial public offering in 2016 have been from operating income, bank financing and our public offering in February 2023.

We operate in one segment for financial reporting purposes.

Current Economic Conditions

General global economic downturns and macroeconomic trends, including heightened inflation, capital market volatility, interest rate fluctuations, increased unemployment and economic slowdown or recession, may result in unfavorable conditions that could negatively affect demand for our products and exacerbate some of the other risks that affect our business, financial condition and results of operations.

Components of our Results of Operations

Revenue

We derive revenue from sales and rentals of our Flexitouch Plus, Entre Plus and Nimbl systems to patients in the United States. Revenue growth has been driven by increased clinician, patient and payer awareness of lymphedema and the clinical efficacy of our Flexitouch Plus system, the launch of our Entre Plus system in March 2023, and the launch of Nimbl in October 2024. We have expanded our direct sales force, which helps us drive and support our revenue growth and intend to continue this expansion. However, any reversal in these recent trends could have a negative impact on our future revenue.

We sell or rent our lymphedema systems either directly to patients or to the Veterans Administration on behalf of patients, who are referred to us by physicians, clinical lymphatic therapists or nurses. We bill payers, such as private insurers, Medicare, or Medicaid, on behalf of our patients and bill patients directly for their cost-sharing amounts, including any portion of an unsatisfied deductible and any copayments or co-insurance. We bill the Veterans Administration directly for the purchase or lease of our product on behalf of the patient. Approximately 9% of our revenue in 2025 and 11% of our revenue in 2024 came from the Veterans Administration. Approximately 24% of our revenue in 2025 and 18% of our revenue in 2024 came from Medicare patients. Changes to the level of Medicare coverage for our products could reduce the number of Medicare patients who have access to our products. Our products currently are not subject to the competitive bidding process for supplying covered items to Medicare recipients.

We also derive revenue from sales of our AffloVest product to accredited DME providers. These respiratory DME providers provide a full range of solutions for these patients with complex diseases, and represent a large, developed channel. Respiratory DME partners serve the role of receiving prescriptions, verifying coverage criteria, shipping, billing and training the patient. We intend to expand and support our respiratory DME partners, in an effort to help demonstrate HFCWO as a staple among the host of treatments they bring to chronic respiratory patients, thereby allowing us to continue to grow revenue from this product offering.

Our revenue has fluctuated, and we expect our revenue to continue to fluctuate, from quarter to quarter due to a variety of factors, including seasonality. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Seasonality" for a further discussion of factors contributing to our seasonality. Further, our revenue is impacted by fluctuations in the mix of products being sold and rented during each period and changes in the mix of our payers and contract pricing.

Furthermore, we expect our revenue to continue to increase in the future as a result of increased awareness of our solutions, expansion of our direct sales force, our DME partners, enhanced marketing and customer support efforts, continued focus on developing clinical and economic outcomes data, and efforts related to expanded third-party reimbursement. However, we also anticipate pricing pressure from private insurers, which will result in continued downward pressure on our revenue growth rate.

Cost of Revenue and Gross Margin

Cost of revenue consists primarily of component costs, direct labor, overhead costs, product warranties, provisions for slow-moving and obsolete inventory, delivery costs for items sold or rented, and amortization related to the intangible assets related to our products. Overhead costs include the cost of quality assurance, material procurement, inventory control, facilities, equipment and operations supervision and management. Cost of revenue also includes depreciation expense for product tooling and equipment as well as shipping costs. We expect overhead costs as a percentage of revenue to decrease as a result of expected increases in production volume and yields. We expect cost of revenue to increase in absolute dollars primarily if, and to the extent, our revenue grows.

We provide a warranty for our products against defects in material and workmanship for a period of one to five years. We record a liability for future warranty claims at the time of sale for the warranty period offered to a customer in cost of revenue. If the assumptions used in calculating the provision were to materially change, such as incurring higher than anticipated warranty claims, an additional provision may be required.

We calculate gross margin as gross profit divided by revenue. Our gross margin has been and will continue to be affected by a variety of factors, including product and payer mix, production volumes, manufacturing costs, and cost-reduction strategies. We continue to work to reduce product manufacturing costs through enhanced product design efforts, supply chain initiatives in an effort to offset anticipated price erosion and improving product quality. Our gross margin will likely fluctuate from quarter to quarter.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of personnel-related expenses, including salaries, bonuses, commissions and benefits for employees. They also include expenses for patient training, social media and advertising, informational kits, public relations and other promotional and marketing activities, field sales travel and entertainment expenses, trade shows and conferences, stock-based compensation, as well as customer service. We expect sales and marketing expenses to continue to increase in absolute dollars as we expand our commercial infrastructure to drive and support our planned revenue growth. To the extent our revenue grows, we expect sales and marketing expenses to decrease as a percentage of revenue over time.

Research and Development Expenses

Research and development, or R&D, expenses consist primarily of personnel-related expenses, third-party product development costs, laboratory supplies, consulting fees and related costs, clinical research expenses, expenses related to clinical and regulatory affairs, patent amortization costs, stock-based compensation and patent legal fees, including defense costs, and testing costs for new product launches. Clinical research expenses include clinical trial management and monitoring, payment to clinical investigators, consulting fees, data management, stock-based compensation, travel expenses and the cost of manufacturing products for clinical trials. We have made substantial investments in R&D since our inception. Our R&D efforts have focused primarily on activities designed to enhance our technologies and to support development and commercialization of new and existing products. We expect R&D expenses to increase for the foreseeable future as we continue to develop, enhance and commercialize new products and expand clinical trial efforts. We expect R&D expenses as a percentage of our revenue to vary over time depending on the level and timing of initiating new product development efforts, as well as our clinical trial activities.

Intangible Asset Amortization and Earn-Out

Amortization of intangible assets includes the amortization expense of our definite-lived intangible assets, consisting of patents, customer relationships, customer accounts, developed technology and defensive intangible assets. The costs of definite-lived intangibles are amortized to expense over their useful lives. Indefinite-lived intangible assets, such as goodwill and tradenames, are not amortized; we test for impairment on these assets annually.

The fair value of the earn-out, which was payable based on certain U.S. revenues of AffloVest being met, was recorded as a liability. On a quarterly basis the earn-out was revalued to fair value until the end of the earn-out period, which was September 30, 2023. Any gain or loss related to the revaluation was recorded through the income statement.

Reimbursement, General and Administrative Expenses

Reimbursement, general and administrative expenses consist primarily of compensation, including salaries, bonuses and benefits for employees in our patient services and advocacy, billing and collections, case management, payer relations and governmental affairs and reimbursement operations departments, as well as finance, human resources and administration, information technology, business development and general management functions, and facilities costs. Reimbursement expenses also include consulting, travel to payer case manager seminars, professional development and training, and certification expenses. General and administrative expenses also include professional services such as legal, consulting and accounting services, stock-based compensation, travel expenses, insurance and acquisition costs.

Interest Income (Expense)

Interest income consists primarily of interest income related to investment income earned on our invested capital portfolio and interest expense consists primarily of interest expense related to our debt obligations.

Income Tax Expense (Benefit)

Our income tax expense (benefit) consists primarily of permanent differences related to share-based compensation activity, as well as deferred income taxes resulting from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the financial statements. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ from these estimates and such differences could be material to our financial position and results of operations. Critical accounting estimates are those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition and results of operations.

While our significant accounting policies are more fully described in Note 3 to our consolidated financial statements included elsewhere in this report, we believe the following discussion addresses our most critical accounting estimates, which involve significant subjectivity and judgment, and changes to such estimates or assumptions could have a material impact on our financial condition or operating results. Therefore, we consider an understanding of the variability and judgment required in making these estimates and assumptions to be critical in fully understanding and evaluating our reported financial results.

Revenue Recognition

We derive lymphedema product revenue from the sales and rentals of our proprietary line of Flexitouch Plus, Entre Plus and Nimbl systems. We recognize revenue when control of the product has been transferred to our customer, in the amount of the expected consideration to be received for the product. Expected consideration is estimated as follows:

- *Flexitouch Plus, Entre Plus and Nimbl systems.* Expected consideration to be received is estimated based on a detailed review of historical pricing adjustments and collections. Specifically, payment history of the applicable payer, as well as historical patient collections, serve as primary sources of information in estimating expected consideration.

We update our assessment of collectability on a quarterly basis, with any adjustments for Flexitouch Plus, Entre Plus and Nimbl systems being reflected as sales and rental revenue in the Consolidated Statements of Operations in the period of adjustment.

If in the future we determine that another method is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, the expected consideration associated with the sales and rentals of our products could change significantly. Changes in contractual pricing, payment trends and rebate structures would impact, either positively or negatively, our sales and rental revenue.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The following table presents our results of operations for the periods indicated:

(In thousands)	Year Ended December 31, 2025		Year Ended December 31, 2024		Change $	Change %
		% of revenue		% of revenue		
Condensed Consolidated Statement of Operations Data:						
Revenue						
Sales revenue	$ 292,593	89 %	$ 256,012	87 %	$ 36,581	14 %
Rental revenue	36,929	11 %	36,972	13 %	(43)	(0)%
Total revenue	329,522	100 %	292,984	100 %	36,538	12 %
Cost of revenue						
Cost of sales revenue	68,686	21 %	64,815	22 %	3,871	6 %
Cost of rental revenue	10,690	3 %	11,481	4 %	(791)	(7)%
Total cost of revenue	79,376	24 %	76,296	26 %	3,080	4 %
Gross profit						
Gross profit - sales revenue	223,907	68 %	191,197	65 %	32,710	17 %
Gross profit - rental revenue	26,239	8 %	25,491	9 %	748	3 %
Gross profit	250,146	76 %	216,688	74 %	33,458	15 %
Operating expenses						
Sales and marketing	121,237	37 %	112,009	38 %	9,228	8 %
Research and development	8,481	3 %	8,832	3 %	(351)	(4)%
Reimbursement, general and administrative	88,705	27 %	71,135	23 %	17,570	25 %
Intangible asset amortization	2,444	1 %	2,531	1 %	(87)	(3)%
Total operating expenses	220,867	67 %	194,507	65 %	26,360	14 %
Income from operations	29,279	9 %	22,181	8 %	7,098	(32)%
Interest income	3,097	1 %	3,384	1 %	(287)	(8)%
Interest expense	(1,038)	— %	(2,085)	(1)%	1,047	50 %
Other income	1	— %	9	— %	(8)	(89)%
Income before income taxes	31,339	10 %	23,489	8 %	7,850	(33)%
Income tax expense	12,253	4 %	6,529	2 %	5,724	88 %
Net income	$ 19,086	6 %	$ 16,960	7 %	$ 2,126	(13)%

Revenue

Revenue increased $36.5 million, or 12%, to $329.5 million in the year ended December 31, 2025, compared to $293.0 million in the year ended December 31, 2024. The increase in revenue was attributable to an increase of $19.0 million, or 7%, in sales and rentals of the lymphedema product line and an increase of $17.5 million, or 52%, in sales of the airway clearance product line in the year ended December 31, 2025, compared to the year ended December 31, 2024.

The increase in the lymphedema product line revenue in the year ended December 31, 2025, was driven by accelerating commercial momentum from our strong partnerships, execution of our go-to-market commercial strategy and disciplined focus on sales force productivity. The increase in the airway clearance product line revenue was primarily driven by strong partnerships and prioritized placement agreements with our top 10 respiratory DME providers.

Revenue from the Veterans Administration represented 9% and 11% of total revenue for the years ended December 31, 2025 and 2024, respectively. Revenue from Medicare represented 24% and 18% of total revenue for the years ended December 31, 2025 and 2024, respectively.

The following table summarizes our revenue by product line for the years ended December 31, 2025 and 2024, both in dollars and percentage of total revenue:

| (In thousands) | Year Ended December 31, | | | | Change | | |
	2025		2024		$		%
Revenue							
Lymphedema products	$	278,380	$	259,361	$	19,019	7%
Airway clearance products		51,142		33,623		17,519	52%
Total	$	329,522	$	292,984	$	36,538	12%
Percentage of total revenue							
Lymphedema products		84%		89%			
Airway clearance products		16%		11%			
Total		100%		100%			

Cost of Revenue and Gross Margin

Cost of revenue increased $3.1 million, or 4%, to $79.4 million during the year ended December 31, 2025, compared to $76.3 million during the year ended December 31, 2024. The increase in cost of revenue was primarily attributable to higher sales.

Gross margin was 76% and 74% in the years ended December 31, 2025 and 2024, respectively.

Sales and Marketing Expenses

Sales and marketing expenses increased $9.2 million, or 8%, to $121.2 million during the year ended December 31, 2025, compared to $112.0 million during the year ended December 31, 2024. The increase was primarily attributable to a:

- $7.4 million increase in personnel-related compensation expense;
- $1.1 million increase in travel and entertainment expenses;
- $0.4 million increase in expenses related to meetings and tradeshows;
- $0.2 million increase in expenses for demonstration units; and
- $0.1 million increase in educational grants expense.

Research and Development Expenses

Research and development ("R&D") expenses decreased $0.4 million, or 4%, to $8.5 million during the year ended December 31, 2025, compared to $8.8 million during the year ended December 31, 2024, which was primarily attributable to a $0.9 million decrease in clinical study-related expenses and a $0.1 million decrease in personnel-related expenses. These decreases were partially offset by a $0.6 million increase in professional fees.

Reimbursement, General and Administrative Expenses

Reimbursement, general and administrative expenses increased $17.6 million, or 25%, to $88.7 million during the year ended December 31, 2025, compared to $71.1 million during the year ended December 31, 2024. The increase was primarily attributable to a:

- $12.0 million increase in personnel-related compensation expense as a result of increased headcount in our reimbursement operations, payer relations and corporate functions;
- $3.8 million increase in IT-related-expenses;
- $1.0 million increase occupancy costs, depreciation expense and professional fees; and
- $0.8 million increase in expenses related to meetings and seminars.

Intangible Asset Amortization

Intangible asset amortization expense decreased $0.1 million to $2.4 million during the year ended December 31, 2025, compared to $2.5 million during the year ended December 31, 2024.

Interest Income and Interest Expense

Interest income decreased $0.3 million, or 8%, to $3.1 million during the year ended December 31, 2025, compared to $3.4 million during the year ended December 31, 2024, primarily due to a lower cash balance and the higher yielding Institutional Insured Liquid Deposit demand account decreasing the rates. Interest expense decreased $1.0 million, or 50%, to $1.0 million during the year ended December 31, 2025, compared to $2.1 million during the year ended December 31, 2024, primarily due to the decrease in the outstanding balance of our term loan.

Income Tax Expense

Income tax expense increased $5.7 million, or 88%, to $12.3 million during the year ended December 31, 2025, compared to $6.5 million during the year ended December 31, 2024. The primary drivers of the increase were the increase to net income in 2025 and an out-of-period adjustment of $2.8 million recorded to income tax expense during the year ended December 31, 2025. For additional information regarding the out-of-period adjustment, see Note 3 – "Summary of Significant Accounting Policies" of the consolidated financial statements contained in this report.

Seasonality

Our business is affected by seasonality. In the first quarter of each year, when most patients have started a new insurance year and have not yet met their annual out-of-pocket payment obligations, we experience substantially reduced demand for our products. We typically experience higher revenue in the third and fourth quarters of the year when more patients have met their annual insurance deductibles, thereby reducing their out-of-pocket costs for our products, and because patients desire to exhaust their flexible spending accounts at year end. This seasonality applies only to purchases and rentals of our products by patients covered by commercial insurance and is not relevant to Medicare, Medicaid or the Veterans Administration, as those payers either do not have plans that have declining deductibles over the course of the plan year and/or do not have plans that include patient deductibles for purchases or rentals of our products.

Liquidity and Capital Resources

Overview

As of December 31, 2025, we had cash of $83.4 million and net accounts receivable of $43.9 million compared to cash of $94.4 million and net accounts receivable of $44.9 million as of December 31, 2024. Our primary sources of capital since our initial public offering in 2016 have been from operating income, bank financing and our public offering in February 2023.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

(In thousands)	Year Ended December 31,			
	2025		2024	
Net cash provided by (used in):				
Operating activities	$	42,811	$	40,655
Investing activities		(2,535)		(2,497)
Financing activities		(51,197)		(4,824)
Net (decrease) increase in cash	$	(10,921)	$	33,334

Net Cash Provided by Operating Activities

Net cash provided by operating activities during the year ended December 31, 2025, was $42.8 million, resulting from non-cash net income adjustments of $23.6 million, net income of $19.1 million and a change in operating assets and liabilities of $0.1 million. The positive non-cash net income adjustments consisted primarily of $8.5 million of deferred income taxes, $8.4 million of stock-based compensation expense, $6.6 million of depreciation and amortization expense and $0.1 million of loss on disposal of property and equipment and intangibles. Cash provided relating to minimal change in operating assets and liabilities primarily consisted of a decrease in inventories of $4.6 million, an increase in accrued payroll and related taxes of $1.5 million, an increase in income taxes payable of $1.2 million, a decrease in accounts receivable of $1.1 million and an increase in accrued expenses and other liabilities of $0.8 million, partially offset by an increase in prepaid expenses and other assets of $6.9 million, an increase in net investment in leases of $1.2 million, a decrease in accounts payable of $0.8 million and an increase in right of use operating leases of $0.1 million.

Net cash provided by operating activities during the year ended December 31, 2024, was $40.7 million, resulting from net income of $17.0 million, non-cash net income adjustments of $16.0 million and a change in operating assets and liabilities of $7.7 million. The positive non-cash net income adjustments consisted primarily of $7.8 million of stock-based compensation expense, $6.8 million of depreciation and amortization expense, $1.1 million of deferred income taxes and $0.3 million of loss on disposal of property and equipment and intangibles. Cash provided relating to the change in operating assets and liabilities primarily consisted of a decrease in accounts receivable of $9.2 million, a decrease in inventories of $3.9 million and an increase in accrued payroll and related taxes of $1.1 million, partially offset by an increase in prepaid expenses and other assets of $3.9 million, a decrease in income taxes payable of $1.4 million and a decrease in accounts payable of $1.1 million.

Net Cash Used in Investing Activities

Net cash used in investing activities during the year ended December 31, 2025, was $2.5 million, primarily consisting of $2.4 million in purchases of property and equipment primarily related to tenant improvements, production tooling and office equipment and $0.2 million related to the acquisition of patents and other intangible assets.

Net cash used in investing activities during the year ended December 31, 2024, was $2.5 million, primarily consisting of $2.4 million in purchases of property and equipment primarily related to tenant improvements, production tooling and office equipment and $0.1 million related to the acquisition of patents and other intangible assets.

Net Cash Used in Financing Activities

Net cash used in financing activities during the year ended December 31, 2025, was $51.2 million, primarily consisting of payments of $26.6 million for the repurchase of our common stock and payments of $26.2 million on our term loan, partially offset by $1.4 million in proceeds from the issuance of common stock under our Employee Stock Purchase Plan (the "ESPP") and $0.2 million in proceeds from exercises of common stock options.

Net cash used in financing activities during the year ended December 31, 2024, was $4.8 million, primarily consisting of payments of $3.5 million for the repurchase of our common stock and payments of $3.0 million on our term loan, partially offset by $1.7 million in proceeds from the issuance of common stock under the ESPP.

Credit Agreement

On April 30, 2021, we entered into an Amended and Restated Credit Agreement (the "2021 Restated Credit Agreement") with the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as Administrative Agent. The 2021 Restated Credit Agreement amended and restated in its entirety our prior credit agreement.

On September 8, 2021, we entered into a First Amendment Agreement (the "Amendment"), which amended the 2021 Restated Credit Agreement (as amended by the Amendment, the "Credit Agreement") with the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent. The Amendment, among other things, added a $30.0 million incremental term loan to the $25.0 million revolving credit facility provided by the 2021 Restated Credit Agreement. The term loan is reflected on our consolidated financial statements as a note payable. The Credit Agreement provides that, subject to satisfaction of certain conditions, we may increase the amount of the revolving loans available under the Credit Agreement and/or add one or more term loan facilities in an amount not to exceed $25.0 million in the aggregate, such that the total aggregate principal amount of loans available under the Credit Agreement (including under the revolving credit facility) does not exceed $80.0 million.

On September 8, 2021, in connection with the closing of the acquisition of the AffloVest business, we borrowed the $30.0 million term loan and utilized that borrowing, together with a draw of $25.0 million under the revolving credit facility and cash on hand, to fund the purchase price.

On February 22, 2022, we entered into a Second Amendment Agreement (the "Second Amendment"), which further amended the Credit Agreement. The Second Amendment modified the maximum leverage ratio, the minimum fixed charge coverage ratio and the minimum consolidated EBITDA covenants under the Credit Agreement, and added a minimum liquidity covenant, through the quarter ended June 30, 2023. The Second Amendment also increased the applicable margin for LIBOR rate loans under the Credit Agreement during the period commencing on the date of the Second Amendment and ending on the last day of the fiscal quarter ending June 30, 2023. Pursuant to the Second Amendment, we made a mandatory principal prepayment of the term loan of $3.0 million on February 22, 2022.

On June 21, 2023, we entered into a Third Amendment Agreement (the "Third Amendment") that replaced the interest rate benchmark under the Credit Agreement from LIBOR to the term Secured Overnight Financing Rate ("SOFR"). All tenors of term SOFR are subject to a credit spread adjustment of 0.10% ("Adjusted Term SOFR").

On August 1, 2023, we entered into a Fourth Amendment Agreement (the "Fourth Amendment"), which further amended the Credit Agreement. The Fourth Amendment, among other things, decreased the commitment fees payable under the revolving credit facility and eliminated the temporary increase in the applicable margin for Adjusted Term SOFR loans. The Fourth Amendment also eliminated the liquidity financial covenant and modified the remaining financial covenants to reflect the termination of the temporary covenant relief period that was in place until June 30, 2023 pursuant to the Second Amendment. In addition, the Fourth Amendment provided for an additional term loan in the amount of $8.25 million, which we used for a paydown of the revolving credit facility. The Fourth Amendment also extended the maturity date of the term loans and revolving credit facility under the Credit Agreement from September 8, 2024 to August 1, 2026.

On November 1, 2024, we entered into a Fifth Amendment Agreement (the "Fifth Amendment"), which further amended the Credit Agreement. The Fifth Amendment permitted the Company to make payments to repurchase shares of its common stock, subject to certain limitations.

On July 31, 2025, we entered into an Amended and Restated Credit Agreement (the "2025 Restated Credit Agreement"), which amended and restated the Credit Agreement in its entirety. The 2025 Restated Credit Agreement, among other things, revised the applicable margin payable based on pricing levels determined by our consolidated total leverage ratio that range from 1.75% to 2.75% under the revolving credit facility, and revised the commitment fee to a rate per annum ranging from 0.125% to 0.250% for the unused portion of the revolving credit facility, also depending on our consolidated total leverage ratio. The 2025 Restated Credit Amendment also expanded the revolving credit facility from $25.0 million to $40.0 million and extended the maturity date of the revolving credit facility from August 1, 2026, to July 31, 2028.

The 2025 Restated Credit Agreement also eliminated the minimum consolidated EBITDA financial covenant, such that the financial covenants now consist of a maximum consolidated total leverage ratio covenant and a minimum fixed charge coverage ratio covenant. In addition, the 2025 Restated Credit Agreement revised certain negative covenants, including the restricted payment covenant, which now permits the Company to repurchase shares of its common stock and make certain other payments, as long as the Company is not in default under the 2025 Restated Credit Agreement, has a consolidated total leverage ratio of no greater than 1.75 to 1.00, and has liquidity of not less than $30.0 million, in each case both before and after giving effect to such stock repurchases or the making of such payments.

In connection with the entry into the 2025 Restated Credit Agreement, on July 31, 2025, we paid off the full amount outstanding under the term loan, which was $24.4 million (inclusive of principal and interest), using cash on hand. The 2025 Restated Credit Agreement removes the provisions from the Credit Agreement related to a committed term loan, such that the only term loan related provisions in the 2025 Restated Credit Agreement relate to our ability to request uncommitted incremental term loan facilities and/or an increase in the amount of the revolving loans available under the 2025 Restated Credit Agreement in an amount not to exceed $25.0 million in the aggregate, subject to the satisfaction of certain conditions.

As of December 31, 2025, we had no outstanding borrowings under the 2025 Restated Credit Agreement.

Our obligations under the 2025 Restated Credit Agreement are secured by a security interest in substantially all of our and our subsidiary's assets and are also guaranteed by our subsidiary. As of December 31, 2025, the 2025 Restated Credit Agreement contained a number of restrictions and covenants, including that we maintain compliance with a maximum consolidated total leverage ratio and a minimum fixed charge coverage ratio. As of December 31, 2025, we were in compliance with all covenants under the 2025 Restated Credit Agreement.

For additional information regarding the 2025 Restated Credit Agreement, including interest rates, fees and maturities, see Note 10 – "Credit Agreement" of the consolidated financial statements contained in this report.

Share Repurchase Program

On November 4, 2024, we announced that our board of directors authorized a program to repurchase shares of our common stock in the open market or in privately negotiated purchases, or both, in an aggregate amount not to exceed $30.0 million. The share repurchase program became effective on October 30, 2024 and was scheduled to expire on October 31, 2026. Upon purchase of the shares, we reduce our common stock for the par value of the shares with the excess cost applied against additional paid-in capital.

As of June 24, 2025, the Company had utilized substantially all of the repurchase authorization under the program and therefore completed the share repurchase program. In aggregate under the program, the Company repurchased a total of 2,338,617 shares of common stock at a total cost of $30.0 million.

Repurchases were funded through available cash balances and ongoing business operating cash generation and could have been suspended or discontinued at any time. Shares of stock repurchased under the program were immediately retired. Repurchases under our share repurchase program reduce the weighted-average number of shares of common stock outstanding for basic and diluted earnings per share calculations.

On October 16, 2025, our Board of Directors authorized a new program to repurchase up to $25.0 million of our common stock. Under the program, purchases may be made from time to time in the open market, in privately negotiated purchases, or both. The timing and number of shares to be purchased will be based on the price of the Company's common stock, general business and market conditions and other investment considerations and factors. This share repurchase program expires on November 3, 2027. The program does not obligate the Company to repurchase any specific number of shares and may be suspended or discontinued at any time without prior notice.

We made repurchases under the share repurchase program in the following periods, which include the market price of the shares, commissions and excise tax:

	Year Ended December 31,	
(In thousands, except share and per share data)	**2025**	**2024**
Number of shares repurchased	2,143,099	195,518
Total shares repurchased cost	$ 26,752	$ 3,508
Average total cost per repurchased share	$ 12.48	$ 17.94

Future Cash Requirements

Our material estimated future cash requirements under our contractual obligations and commercial commitments as of December 31, 2025, in total and disaggregated into current (payable in 2026) and long-term (payable after 2026) obligations, are summarized as follows:

	Payments Due By Period				
(In thousands)	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Purchase commitments [1]	$ 31,921	$ 31,921	$ —	$ —	$ —
Operating lease obligations [2]	17,395	3,808	6,586	6,649	352
Commitment Fees [3]	131	51	80	—	—
Total	$ 49,447	$ 35,780	$ 6,666	$ 6,649	$ 352

[1] We issued purchase orders in 2025 totaling $31.9 million for goods that we expect to receive and pay for in 2026.

[2] We currently lease approximately 150,000 square feet of office space for our corporate headquarters in Minneapolis, Minnesota, under a lease that expires in February 2031 and approximately 63,000 square feet of office, assembly and warehouse space at another facility near Minneapolis, Minnesota, under a lease that expires in March 2027. Furthermore, we lease office equipment from time-to-time based on our needs and these commitments are classified as operating leases.

[3] Represents commitment fees under the 2025 Restated Credit Agreement, due to no amounts outstanding under the agreement as of December 31, 2025.

Adequacy of Resources

Our future cash requirements may vary significantly from those now planned and will depend on many factors, including:

- the impact of inflation, rising interest rates or a recession on our business;

- sales and marketing resources needed to further penetrate our market;

- expansion of our operations;

- IT investments to scale our business;

- response of competitors to our solutions and applications;

- costs associated with clinical research activities;

- increases in interest rates;

- labor shortages and wage inflation;

- component price inflation;

- costs to develop and implement new products; and

- use of capital for acquisitions or licenses, if any.

Historically, we have experienced increases in our expenditures consistent with the growth in our revenue, operations and personnel, and we anticipate that our expenditures will continue to increase as we expand our business.

We believe our cash and cash flows from operations will be sufficient to meet our working capital, capital expenditures, debt repayment and related obligations, and other cash requirements for at least the next twelve months.

Inflation and changing prices did not have a material effect on our business during the year ended December 31, 2025, and we do not expect that inflation or changing prices will materially affect our business for at least the next twelve months.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under the applicable regulations.

Recent Accounting Pronouncements

Refer to Note 3 - "Summary of Significant Accounting Policies," of our consolidated financial statements contained in this report for a description of recently issued accounting pronouncements that are applicable to our business.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risk from changes in interest rates, primarily related to our investments and our borrowings. The principal objectives of our investment activities are to preserve principal, provide liquidity and maximize income consistent with minimizing risk of material loss. Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly since our investments are generally short-term in nature. Based on the nature of our short-term investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our portfolio. We also have exposure to variable interest rates through our credit facility, as the interest expense related to any borrowings will fluctuate with changes in SOFR and other benchmark rates. Therefore, increases in interest rates may impact our net income or loss by increasing the cost of carrying debt.

Inflation

Inflationary factors, such as increases in our cost of revenue, sales and marketing expenses and reimbursement expenses, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial condition or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross margin, and on our sales and marketing and reimbursement expenses as a percentage of our revenue if the prices for our products do not increase as much or more than these increased costs.

Credit Risk

As of December 31, 2025 and 2024, our cash was maintained with one financial institution in the United States. We perform periodic evaluations of the relative credit standing of this financial institution and believe it has sufficient assets and liquidity to conduct its operations in the ordinary course of business with little or no credit risk to us. We have not experienced any losses on our cash to date.

Our accounts receivable primarily relate to revenue from the sale of our products to patients in the United States. As of December 31, 2025 and 2024, our accounts receivable were $43.9 million and $44.9 million, respectively. We had accounts receivable from two insurers representing approximately 18% and 10% of accounts receivable as of December 31, 2025. We had accounts receivable from two insurers representing approximately 23% and 12% of accounts receivable as of December 31, 2024. The credit risks associated with customers, which for these purposes are insurers, considers aggregation for entities that are known to be under common control.

Foreign Currency Risk

Our business is conducted in U.S. dollars and international transactions have been nominal. As we begin building relationships to commercialize our products internationally, our results of operations and cash flows may become increasingly subject to changes in foreign exchange rates.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Tactile Systems Technology, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Tactile Systems Technology, Inc. (a Delaware corporation) and subsidiary (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 17, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Transaction Price Adjustments – Uncollected Lymphedema Product Sales with Commercial Payers and Medicare

As described further in Note 3 Summary of Significant Accounting Policies – Revenue Recognition to the consolidated financial statements, revenue is recognized upon transfer of control of the product to the patient based on a transaction price determined to be the amount of expected consideration to be received for the product. In most cases, there is a contracted third-party payer, such as a commercial insurer or Medicare, involved with the transaction. The transaction price is impacted by multiple factors including the terms and conditions contracted by third-party payers. Thus, payments from third-party payers typically are less than the Company's standard charge and represent an implicit price concession, resulting in variable consideration. The transaction price for commercial payers and Medicare is determined based on the payment history of the payer drawn from actual write-off and collections experience over a rolling 12-month period, as well as historical patient collections by payer. The results of the variable consideration assessment are the primary source of information in estimating the recognition of net revenue and the net valuation of the related accounts receivable.

We identified transaction price adjustments, as it relates to the uncollected lymphedema product sales with commercial payers and Medicare, as a critical audit matter. The principal considerations for our determination that this is a critical audit matter are:

- The transaction price adjustments are related to material accounts and disclosures that are important to the users of the consolidated financial statements
- Significant judgment is required to estimate the expected amount of cash consideration to be collected, which is a key input into management's transaction price adjustments

Our audit procedures related to the transaction price adjustments – uncollected lymphedema product sales with commercial payers and Medicare included the following, among others:

- We tested the design and operating effectiveness of management's key controls relating to their commercial payer and Medicare transaction price adjustments and lookback analysis through reperformance, observation of the controls being performed, and inspection of supporting documentation providing evidence of control performance.
- To test management's estimate of the commercial payer and Medicare transaction price adjustments, we: (1) recomputed management's calculation of the historical collection amounts by payer based on transactions that occurred during the year for a sample of commercial payers and Medicare (2) assessed management's qualitative adjustments to any claims and (3) tested the completeness and accuracy of the underlying data used in management's calculation of the historical collection amounts.
- For sales to patients insured by commercial payers and Medicare, we assessed the reasonableness of management's year-end analysis of the transaction price adjustments recorded in the prior year compared to actual pricing adjustments experienced in the current period by recomputing the results of management's historical lookback analysis of collection amounts by payer portfolio and total reserve.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2015.

Minneapolis, Minnesota
February 17, 2026

Tactile Systems Technology, Inc.
Consolidated Balance Sheets

(In thousands, except share and per share data)	December 31, 2025	December 31, 2024
Assets		
Current assets		
Cash	$ 83,446	$ 94,367
Accounts receivable, net	43,876	44,937
Net investment in leases	15,754	14,540
Inventories	14,025	18,666
Prepaid expenses and other current assets	8,066	5,053
Total current assets	165,167	177,563
Non-current assets		
Property and equipment, net	5,117	5,603
Right of use operating lease assets	13,798	16,633
Intangible assets, net	39,167	42,789
Goodwill	31,063	31,063
Deferred income taxes	9,783	18,311
Other non-current assets	9,847	5,962
Total non-current assets	108,775	120,361
Total assets	$ 273,942	$ 297,924
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 4,968	$ 5,648
Note payable	—	2,956
Accrued payroll and related taxes	19,378	17,923
Accrued expenses	8,531	7,780
Income taxes payable	1,428	270
Operating lease liabilities	3,195	2,980
Other current liabilities	3,457	3,147
Total current liabilities	40,957	40,704
Non-current liabilities		
Note payable, non-current	—	23,220
Accrued warranty reserve, non-current	1,045	1,209
Income taxes payable, non-current	275	239
Operating lease liabilities, non-current	12,763	15,955
Total non-current liabilities	14,083	40,623
Total liabilities	55,040	81,327
Stockholders' equity:		
Preferred stock, $0.001 par value, 50,000,000 shares authorized; none issued and outstanding as of December 31, 2025 and December 31, 2024	—	—
Common stock, $0.001 par value, 300,000,000 shares authorized; 22,438,926 shares issued and outstanding as of December 31, 2025; 23,883,475 shares issued and outstanding as of December 31, 2024	22	24
Additional paid-in capital	163,940	180,719
Retained earnings	54,940	35,854
Total stockholders' equity	218,902	216,597
Total liabilities and stockholders' equity	$ 273,942	$ 297,924

The accompanying notes are an integral part of these consolidated financial statements.

Tactile Systems Technology, Inc.
Consolidated Statements of Operations

(In thousands, except share and per share data)		Year Ended December 31,				
		2025		2024		2023
Revenue						
Sales revenue	$	292,593	$	256,012	$	239,493
Rental revenue		36,929		36,972		34,930
Total revenue		329,522		292,984		274,423
Cost of revenue						
Cost of sales revenue		68,686		64,815		66,713
Cost of rental revenue		10,690		11,481		12,577
Total cost of revenue		79,376		76,296		79,290
Gross profit						
Gross profit - sales revenue		223,907		191,197		172,780
Gross profit - rental revenue		26,239		25,491		22,353
Gross profit		250,146		216,688		195,133
Operating expenses						
Sales and marketing		121,237		112,009		107,119
Research and development		8,481		8,832		7,823
Reimbursement, general and administrative		88,705		71,135		62,074
Intangible asset amortization and earn-out		2,444		2,531		76
Total operating expenses		220,867		194,507		177,092
Income from operations		29,279		22,181		18,041
Interest income		3,097		3,384		1,874
Interest expense		(1,038)		(2,085)		(4,147)
Other income		1		9		2
Income before income taxes		31,339		23,489		15,770
Income tax expense (benefit)		12,253		6,529		(12,745)
Net income	$	19,086	$	16,960	$	28,515
Net income per common share						
Basic	$	0.83	$	0.71	$	1.24
Diluted	$	0.82	$	0.70	$	1.23
Weighted-average common shares used to compute net income per common share						
Basic		22,872,841		23,883,729		22,925,497
Diluted		23,295,328		24,138,244		23,176,169

The accompanying notes are an integral part of these consolidated financial statements.

Tactile Systems Technology, Inc.
Consolidated Statements of Stockholders’ Equity

(In thousands, except share data)	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balances, December 31, 2022	20,252,677	$ 20	$ 131,001	$ (9,621)	$ 121,400
Stock-based compensation	—	—	7,547	—	7,547
Exercise of common stock options and vesting of performance and restricted stock units	283,624	1	13	—	14
Sale of common stock from follow-on public offering, net of offering expenses	2,875,000	3	34,622	—	34,625
Common shares issued for employee stock purchase plan	189,283	—	1,541	—	1,541
Net income for the period	—	—	—	28,515	28,515
Balances, December 31, 2023	23,600,584	$ 24	— 174,724	— 18,894	— 193,642
Stock-based compensation	—	—	7,819	—	7,819
Exercise of common stock options and vesting of performance and restricted stock units	317,443	—	24	—	24
Share repurchases	(195,518)	—	(3,508)	—	(3,508)
Common shares issued for employee stock purchase plan	160,966	—	1,660	—	1,660
Net income for the period	—	—	—	16,960	16,960
Balances, December 31, 2024	23,883,475	$ 24	$ 180,719	$ 35,854	$ 216,597
Stock-based compensation	—	—	8,357	—	8,357
Exercise of common stock options and vesting of performance and restricted stock units	533,608	—	222	—	222
Share repurchases	(2,143,099)	(2)	(26,750)	—	(26,752)
Common shares issued for employee stock purchase plan	164,942	—	1,392	—	1,392
Net income for the period	—	—	—	19,086	19,086
Balances, December 31, 2025	22,438,926	$ 22	$ 163,940	$ 54,940	$ 218,902

The accompanying notes are an integral part of these consolidated financial statements.

Tactile Systems Technology, Inc.
Consolidated Statements of Cash Flows

(In thousands)		Year Ended December 31,				
		2025		2024		2023
Cash flows from operating activities						
Net income	$	19,086	$	16,960	$	28,515
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		6,643		6,792		6,539
Deferred income taxes		8,528		1,067		(19,378)
Stock-based compensation expense		8,357		7,819		7,547
Loss on disposal of property and equipment and intangibles		78		308		3
Change in fair value of earn-out liability		—		—		(2,475)
Changes in assets and liabilities, net of acquisition:						
Accounts receivable, net		1,061		(1,764)		11,653
Net investment in leases		(1,214)		(345)		1,935
Inventories		4,641		3,861		597
Income taxes payable		1,194		(1,404)		(721)
Prepaid expenses and other assets		(6,898)		(3,929)		72
Right of use operating lease assets		(142)		187		71
Accounts receivable, non-current		—		10,936		12,125
Accounts payable		(758)		(1,087)		(3,853)
Accrued payroll and related taxes		1,455		1,134		(311)
Accrued expenses and other liabilities		780		120		(6,464)
Net cash provided by operating activities		42,811		40,655		35,855
Cash flows from investing activities						
Purchases of property and equipment		(2,380)		(2,392)		(2,324)
Proceeds from sale of property and equipment		—		12		—
Intangible assets expenditures		(155)		(117)		(157)
Net cash used in investing activities		(2,535)		(2,497)		(2,481)
Cash flows from financing activities						
Proceeds from issuance of note payable		—		—		8,250
Payments on earn-out		—		—		(10,575)
Payments on note payable		(26,250)		(3,000)		(3,000)
Payments on revolving line of credit		—		—		(25,000)
Payments of deferred debt issuance costs		—		—		(125)
Proceeds from exercise of common stock options		222		24		14
Proceeds from the issuance of common stock from the employee stock purchase plan		1,392		1,660		1,541
Payments for repurchases of common stock		(26,561)		(3,508)		—
Proceeds from issuance of common stock at market		—		—		34,625
Net cash (used in) provided by financing activities		(51,197)		(4,824)		5,730
Net (decrease) increase in cash		(10,921)		33,334		39,104
Cash – beginning of period		94,367		61,033		21,929
Cash – end of period	$	83,446	$	94,367	$	61,033
Supplemental cash flow disclosure						
Cash paid for interest	$	1,218	$	2,106	$	4,560
Cash paid for taxes	$	2,500	$	6,866	$	7,353
Accrued excise tax on stock repurchases	$	191	$	—	$	—
Capital expenditures incurred but not yet paid	$	78	$	76	$	528

The accompanying notes are an integral part of these consolidated financial statements.

Tactile Systems Technology, Inc.
Notes to the Consolidated Financial Statements

Note 1. Nature of Business and Operations

Tactile Systems Technology, Inc. ("we," "us," and "our") manufactures and distributes medical devices for the treatment of patients with underserved chronic diseases at home. We provide our Flexitouch Plus, Entre Plus and Nimbl systems, which help control symptoms of lymphedema, a chronic progressive medical condition, through our direct sales force for use in the home and sell or rent them through vascular, wound and lymphedema clinics throughout the United States.

On September 8, 2021, we acquired the assets of the AffloVest airway clearance business. AffloVest is a portable, wearable vest that treats patients with chronic respiratory conditions. We sell this device through home medical equipment and durable medical equipment ("DME") providers throughout the United States.

We were originally incorporated in Minnesota under the name Tactile Systems Technology, Inc. on January 30, 1995. During 2006, we established a merger corporation and subsequently, on July 21, 2006, merged with and into this merger corporation, resulting in us being reincorporated as a Delaware corporation. The resulting corporation assumed the name Tactile Systems Technology, Inc. In September 2013, we began doing business as "Tactile Medical."

On August 2, 2016, we closed the initial public offering of our common stock, which resulted in the sale of 4,120,000 shares of our common stock at a public offering price of $10.00 per share. We received net proceeds from the initial public offering of approximately $35.4 million, after deducting underwriting discounts and approximately $2.9 million of transaction expenses.

On February 27, 2023, we closed on a public offering of 2,875,000 shares of our common stock at a public offering price of $13.00 per share. We received net proceeds from this offering of $34.6 million after deducting underwriting discounts, commissions, and offering expenses.

Our business is affected by seasonality. In the first quarter of each year, when most patients have started a new insurance year and have not yet met their annual out-of-pocket payment obligations, we experience substantially reduced demand for our products. We typically experience higher revenue in the third and fourth quarters of the year when patients have met their annual insurance deductibles, thereby reducing their out-of-pocket costs for our products, and because patients desire to exhaust their flexible spending accounts at year end. This seasonality applies only to purchases and rentals of our products by patients covered by commercial insurance and is not relevant to Medicare, Medicaid or the Veterans Administration, as those payers either do not have plans that have declining deductibles over the course of the plan year and/or do not have plans that include patient deductibles for purchases or rentals of our products.

Note 2. Basis of Presentation

Our accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the SEC.

The results for the year ended December 31, 2025, are not necessarily indicative of results to be expected for any future year.

Principles of Consolidation

Our accompanying consolidated financial statements include the accounts of Tactile Systems Technology, Inc. and its wholly owned subsidiary, Swelling Solutions, Inc. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Summary of Significant Accounting Policies

Cash

Cash consists of all cash on hand and deposits. Our cash was held primarily in checking accounts and an Institutional Insured Liquid Deposit demand account as of December 31, 2025 and 2024. At times the amount of cash on deposit may exceed the federally insured limit of the bank. Deposit accounts at each of the institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2025 and 2024, the Company exceeded FDIC limits at various institutions. The Company has not experienced any losses in such accounts.

Equity Investments

Equity investments (including equity securities) with readily determinable fair value are reported at fair value, with unrealized gains and losses included in the determination of net income (loss). For equity investments with no readily determinable fair value, we measure these investments at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Such observable price changes may include instances where the investee issues equity securities to new investors, thus creating a new indicator of fair value, as an example. As of each of December 31, 2025 and 2024, the total carrying value of our equity investments, with no readily determinable fair value, was $0.3 million, and are included in other non-current assets on our Consolidated Balance Sheets. On an annual basis, we perform a qualitative assessment considering impairment indicators to evaluate whether these investments are impaired and also monitor for any observable price changes. During the years ended December 31, 2025 and 2024, we did not have any impairment loss on these investments.

Accounts Receivable

The majority of our accounts receivable and revenue are from commercial insurance payers and government payers, such as Medicare, the Veterans Administration and Medicaid.

Accounts receivable are recorded based on management's assessment of the expected consideration to be received, based on a detailed review of historical pricing adjustments and collections. Management relies on the results of the assessment, which includes payment history of the applicable payer as well as historical patient collections, as a primary source of information in estimating the collectability of our accounts receivable. We update our assessment on a quarterly basis, which to date has not resulted in any material adjustments to the valuation of our accounts receivable. We believe the assessment provides reasonable estimates of our accounts receivable valuation, and therefore we believe that substantially all accounts receivable are fully collectible.

A portion of claims to Medicare are initially denied and enter the appeals process, where many are ultimately reviewed by an Administrative Law Judge. After final adjudication of all claims, approximately 90% of the claims submitted are approved (this is on a number of claims, not a dollars claimed, basis across all our products). The appeals process can be lengthy, lasting more than a year in most cases. Accordingly, we classify a portion of our Medicare accounts receivable as non-current based on our experience with Medicare collections.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or net realizable value.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of three to seven years. Leasehold improvements are depreciated over the remaining life of the respective building lease agreement. The value of demonstration equipment in the possession of our field sales representatives is capitalized and depreciated over the estimated useful life of the equipment.

Major expenditures for property and equipment are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accumulated depreciation accounts and the resulting gains or losses are included in income.

Software Costs

We capitalize certain implementation costs incurred during the development stage of implementing new software. Capitalized costs are included within prepaid expenses and other current assets and other non-current assets on the Consolidated Balance Sheets. We expense costs as incurred during the post-implementation/operation stage. Capitalized implementation costs are amortized on a straight-line basis over the contractual term of the cloud computing arrangement, which includes renewal options that are reasonably certain to be exercised.

Revenue Recognition

We derive revenue from the sales and rentals of our Flexitouch Plus, Entre Plus and Nimbl systems, and from the sales of our AffloVest product.

Flexitouch Plus, Entre Plus and Nimbl

We recognize revenue when control of the product has been transferred to our customer, in the amount of the expected consideration to be received for the product. In general, revenue from the sale or rental of a product is recognized upon shipment, unless circumstances dictate that control has not yet passed to the customer.

We provide a warranty for these products against defects in material and workmanship for a period of one to five years on garments and one to two years on controllers. In accordance with applicable accounting guidance, we have determined these were assurance warranties and therefore not considered a performance obligation. In addition, we did not evaluate immaterial promised goods or services in the context of the contract. As a result, the sale or rental of these products represent a single performance obligation that is satisfied at a point in time and is short-term in nature. In certain cases, we receive payment from Medicare sales over a period of time that may exceed one year. Despite these extended payment terms, no significant financing component is deemed to exist as the terms are not for the benefit of the patient with whom we have the contract. Rather, the extended payment terms occur as a result of an initial claim denial, which subsequently enters the Medicare appeals process as noted below.

We commercially distribute these products directly to patients who are referred to us by physicians, therapists or nurses. In most cases, there is a third-party payer, such as a commercial insurer, Medicare or the Veterans Administration, involved with the transaction. Our contractual relationship resides with the patient when the third-party payer is either a commercial insurer or Medicare and with the Veterans Administration if the patient is covered under their services. Revenue is recognized from such sales upon transfer of control of the product to the customer at a transaction price determined by collection history. As a result, the transaction price is impacted by multiple factors, including the terms and conditions contracted by various third-party payers, and therefore payments from third-party payers typically are less than our standard charge and represent an implicit price concession, resulting in variable consideration. As most contracts are with each individual sale to a patient, we have elected the portfolio approach to determine the transaction price, and ultimately the expected consideration. The portfolios used to determine transaction price are at the payer level, with pricing for each payer assessed based on the underlying similar characteristics.

For any of our products sold to patients covered by private payers, such as commercial insurance companies, revenue is recognized upon shipment. A product is not shipped until we have received a prescription from a physician for our products and, as applicable, receipt of prior authorization from payers. At shipment, we invoice the payer for the total product price, and we recognize revenue in the amount of cash consideration anticipated to be received based on the transaction price. After the insurance payer has remitted payment, we separately invoice the patient for their portion of the payment obligation, such as copayments and deductibles. The transaction price is determined based on the payment history of the applicable payer drawn from actual write-off and collections experience from the payer over a rolling 12-month period, as well as historical patient collections.

For our products sold to Medicare patients, we recognize revenue from such sales upon shipment of our products, which can occur only after we have received a prescription from a physician and all applicable patient documentation is obtained. The transaction price for our Entre Plus and Nimbl systems is determined based on the payment history using the same methodology as our private insurers. A portion of claims for payment for our Flexitouch Plus system are initially denied, and enter the appeals process, which can be lengthy. We assess the variable consideration for each of these claims as a percentage of the total invoice price based on ultimate approval and collection history.

For our products sold to the Veterans Administration on behalf of the patient, our contract is with the Veterans Administration rather than the patient. We enter into individual sales contracts with the Veterans Administration on behalf of each patient. These contracts determine the amount of consideration, which is typically paid in full within 2-3 days of shipment, and therefore there is no implicit price concession. In addition, the contracts provide for the right of control to transfer to the Veterans Administration upon delivery of the product to the patient, at which time revenue is recognized.

We incur incremental costs that directly relate to the sales of our products; however, as the amortization period would be less than one year, we have elected the practical expedient to expense these costs as incurred.

We sell and rent these products either directly to patients or the Veterans Administration on behalf of patients, who are referred to us by physicians, therapists or nurses. We bill private insurers and other payers, Medicare, and the Veterans Administration directly for purchases or rentals of our product on behalf of a patient and bill patients directly for their cost-sharing amounts, including any portion of an unsatisfied deductible and any copayments or co-insurance obligation.

A portion of our revenue is derived from patients who obtain our products under multiple-month rental arrangements. We bill these patients' insurance payers monthly over the duration of the rental term. Title to these products passes to the patients at the end of the rental period. Rental agreements are recorded as sales-type leases in accordance with Accounting Standards Update ("ASU") No. 2016-02, "Leases" (Topic 842) ("ASC 842"). Accordingly, as sales-type leases, the transaction price for the entire rental term is recognized upon transfer of control.

AffloVest

The AffloVest device is sold through durable medical equipment providers. Revenue is recognized when control of the promised goods or services is transferred to the distributors, in an amount that reflects the consideration we expect to be entitled to in exchange for transferring those goods or providing services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. When determining whether the distributor has obtained control of the goods or services, we consider any future performance obligations. Generally, there is no post-shipment obligation on products sold other than warranty obligations in the normal and ordinary course of business. Consequently, revenue from the sale of the AffloVest product is recognized at shipment, unless circumstances dictate that control has not yet passed to the distributor.

Certain of our contracts include volume-based incentives which involve rebates that are negotiated at or prior to the time of sale with the customer and are redeemable only if the customer achieves a specified cumulative level of sales or sales increase. Under these incentive programs, at the time of sale, we determine the most likely amount of the rebate to be paid based on forecasted sales levels. These forecasts are updated at least quarterly for applicable customers, and the transaction price is reduced for the anticipated cost of the rebate. If the forecasted sales for a customer change, the accrual for rebates is adjusted to reflect the new rebates expected to be earned by the customer.

Amounts billed to customers for shipping and handling activities after the customer obtains control are treated as a promised service performance obligation and recorded in revenue in the accompanying Consolidated Statements of Operations. Shipping and handling costs incurred for the delivery of goods to customers are considered a cost to fulfill the contract and are included in cost of revenue sold in the accompanying Consolidated Statements of Operations.

We provide a warranty for the AffloVest products against defects in material and workmanship for a period of five years. In accordance with applicable accounting guidance, we have determined these were assurance warranties and therefore not considered a performance obligation. In addition, we did not evaluate immaterial promised goods or services in the context of the contract. As a result, the sale of these products represents a single performance obligation that is satisfied at a point in time and is short-term in nature.

Research and Development Costs

We expense research and development costs as incurred, including expenses associated with clinical research studies and development.

Shipping and Handling Costs

Amounts billed to customers for shipping and handling activities after the customer obtains control are treated as a promised service performance obligation and recorded in total revenue in the accompanying Consolidated Statements of Operations. Shipping and handling costs incurred for the delivery of goods to customers are considered a cost to fulfill the contract and are included in cost of revenue in the accompanying Consolidated Statements of Operations.

Product Warranty

We provide a warranty for our products against defects in material and workmanship for a period of one to five years. We record a liability for future warranty claims at the time of sale for the warranty period offered to a customer. If the assumptions used in calculating the provision were to materially change, such as incurring higher than anticipated warranty claims, an additional provision may be required.

Impairment of Long-Lived Assets

We review long-lived assets, including property and equipment and patents, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. We will assess long-lived assets used in operations for impairment indicators, including when undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount (see Note 7 – "Goodwill and Intangible Assets").

Goodwill

Goodwill represents the excess of the purchase price paid over the estimated fair value of the net assets acquired and liabilities assumed in the acquisition of a business. Goodwill is not amortized, but is tested for impairment at least annually or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We perform our annual assessment of goodwill for impairment as of July 1st of each fiscal year. See Note 7 – "Goodwill and Intangible Assets" for additional information.

Stock-Based Compensation

We provide stock-based compensation in the form of various types of equity-based awards, including time-based restricted stock units, performance-based restricted stock units, stock options, and through our Employee Stock Purchase Plan ("ESPP"). Stock-based compensation expense is based on the estimated fair value of the award on the grant date for equity awards, or on the first date of the ESPP purchase period for shares under the ESPP, and recognized over the requisite service periods on our Consolidated Statements of Operations using the straight-line expense attribution approach.

The estimated fair value of time-based and performance based restricted stock units is based on the closing price of our common stock on the grant date. Stock options and ESPP shares are valued using the Black-Scholes option-pricing model. The Black-Scholes valuation model requires the input of highly subjective assumptions. The assumptions include the expected term of the option or ESPP shares, the expected volatility of the price of our common stock, expected dividend yield and the risk-free interest rate. These estimates involve inherent uncertainties and the significant application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future (see Note 12 – "Stockholders' Equity").

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and the tax basis of assets and liabilities. If we determine in the future that it is more likely than not that we will not realize all or a portion of the deferred tax assets, we will record a valuation allowance in the period the determination is made (see Note 14 – "Income Taxes"). Changes in tax rates are reflected in the tax provision as they occur.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential stock-based awards outstanding during the period using the treasury stock method. Dilutive potential stock-based awards include outstanding common stock options, time- and performance-based restricted stock units and ESPP shares.

Business Segments

The Company operates as one operating segment. The Company's Chief Operating Decision Maker ("CODM") is its Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated net income (loss) as the measure of segment profit or loss. Significant segment expenses are those expenses reported in the Consolidated Statement of Operations. The CODM assesses performance for the segment, allocates resources and monitors budget versus actual results using consolidated revenue and net income (loss) which is reflected in the Consolidated Statement of Operations.

Immaterial Correction of an Error

During the three months ended December 31, 2025, the Company identified an immaterial error related to the calculation of the Company's deferred tax asset related to stock-based compensation. The Company did not properly reverse the deferred tax asset balance for certain stock options that had vested but later expired and as such its deferred income tax balance was overstated. In accordance with Staff Accounting Bulletin ("SAB") No. 99, "Materiality", and SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", the Company evaluated the quantitative and qualitative considerations of the error and determined that the related impact was not material to results of operations, financial position, or cash flows for any historical annual or interim period. To correct the error, the Company recorded an out-of-period adjustment. The out-of-period adjustment reduced the Company's deferred income tax balance, and increased its income tax expense, by $2.8 million as of and for the year ended December 31, 2025.

Accounting Pronouncement Not Yet Adopted

In September 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2025-06, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software" which modernizes the accounting for internal-use software costs to better align with the way that software is currently developed. The update removes all reference to the project stages of software development and establishes two criteria that must be met to begin capitalizing software costs. This update is effective for interim and annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effect that this standard will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement – Reporting Comprehensive Income – Expense disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" which requires entities to disclose additional information about specific expense categories in the notes to financial statements on an annual and interim basis. The guidance is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effect that this standard will have on its consolidated financial statements and related disclosures.

Recently Adopted Accounting Pronouncement

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" which requires entities to enhance disclosures around income taxes. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We retrospectively adopted this ASU for the year ended December 31, 2025. The adoption of this ASU affects only our disclosures, with no impacts to our financial condition and results of operations.

Note 4. Accounts Receivable

We had accounts receivable from two insurers representing approximately 18% and 10% of accounts receivable as of December 31, 2025. We had accounts receivable from two insurers representing approximately 23% and 12% of accounts receivable as of December 31, 2024. Revenue from these insurers accounted for 24% and 2% of our total revenue for the year ended December 31, 2025, and 18% and 2% for the year ended December 31, 2024. The credit risks associated with customers which for these purposes are insurers considers aggregation for entities that are known to be under common control.

Note 5. Inventories

Inventories consisted of the following:

(In thousands)	At December 31, 2025	At December 31, 2024
Finished goods	$ 5,280	$ 6,149
Component parts and work-in-process	8,745	12,517
Total inventories	$ 14,025	$ 18,666

Note 6. Property and Equipment

Property and equipment consisted of the following:

	At December 31,	
(In thousands)	2025	2024
Equipment	$ 5,895	$ 5,108
Tooling	4,490	4,652
Furniture and fixtures	2,152	2,095
Leasehold improvements	3,473	3,466
Demonstration equipment	1,197	1,106
Construction in progress	597	152
Subtotal	17,804	16,579
Less: accumulated depreciation	(12,687)	(10,976)
Property and equipment, net	$ 5,117	$ 5,603

Depreciation expense was $2.9 million, $3.0 million and $2.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 7. Goodwill and Intangible Assets

Goodwill

In the third quarter of fiscal 2021, we completed the AffloVest acquisition. The purchase price of the AffloVest business exceeded the net acquisition-date estimated fair value amounts of the identifiable assets acquired and the liabilities assumed by $31.1 million, which was assigned to goodwill.

Intangible Assets

Our patents and other intangible assets are summarized as follows:

		At December 31, 2025		
(In thousands)	Weighted-Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Amount
Definite-lived intangible assets:				
Patents	11 years	$ 1,083	$ 318	$ 765
Customer relationships	9 years	31,000	10,280	20,720
Developed technology	7 years	13,000	5,095	7,905
Subtotal		45,083	15,693	29,390
Unamortized intangible assets:				
Tradenames		9,500	—	9,500
Patents pending		277	—	277
Total intangible assets		$ 54,860	$ 15,693	$ 39,167

(In thousands)	Weighted-Average Amortization Period	At December 31, 2024		
		Gross Carrying Amount	Accumulated Amortization	Net Amount
Definite-lived intangible assets:				
Patents	12 years	$ 1,148	$ 333	$ 815
Defensive intangible assets	< 1 year	1,125	1,065	60
Customer accounts	—	125	125	—
Customer relationships	10 years	31,000	7,896	23,104
Developed technology	8 years	13,000	3,913	9,087
Subtotal		46,398	13,332	33,066
Unamortized intangible assets:				
Tradenames		9,500	—	9,500
Patents pending		223	—	223
Total intangible assets		$ 56,121	$ 13,332	$ 42,789

Amortization expense was $3.7 million for the year ended December 31, 2025, and $3.8 million for each of the years ended December 31, 2024 and 2023, of which $1.3 million in each of the years ended December 31, 2025, 2024 and 2023, were recorded in cost of sales revenue. Future amortization expenses are expected as follows:

(In thousands)	
2026	$ 3,648
2027	3,640
2028	3,640
2029	3,637
2030	3,632
Thereafter	11,193
Total	$ 29,390

The weighted-average remaining amortization period for these intangible assets was 8.2 years as of December 31, 2025.

Note 8. Accrued Expenses

Accrued expenses consisted of the following:

(In thousands)	At December 31,	
	2025	2024
In-transit inventory	1,931	1,013
Sales and use tax	$ 1,837	$ 802
Travel	1,424	1,120
Warranty	1,285	1,784
Legal and consulting	1,285	1,318
Clinical studies	64	304
Other	705	1,439
Total	$ 8,531	$ 7,780

Note 9. Warranty Reserves

The activity in the warranty reserve during and as of the end of the years presented was as follows:

(In thousands)	Year Ended December 31,					
		2025		2024		2023
Beginning balance	$	2,993	$	4,038	$	4,212
Warranty provision		1,722		2,677		4,611
Processed warranty claims		(2,385)		(3,722)		(4,785)
Ending balance	$	2,330	$	2,993	$	4,038
Accrued warranty reserve, current	$	1,285	$	1,784	$	2,357
Accrued warranty reserve, non-current		1,045		1,209		1,681
Total accrued warranty reserve	$	2,330	$	2,993	$	4,038

Note 10. Credit Agreement

On April 30, 2021, we entered into an Amended and Restated Credit Agreement (the "2021 Restated Credit Agreement") with the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as Administrative Agent. The 2021 Restated Credit Agreement amended and restated in its entirety our prior credit agreement.

On September 8, 2021, we entered into a First Amendment Agreement (the "Amendment"), which amended the 2021 Restated Credit Agreement (as amended by the Amendment, the "Credit Agreement") with the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent. The Amendment, among other things, added a $30.0 million incremental term loan to the $25.0 million revolving credit facility provided by the 2021 Restated Credit Agreement. The term loan is reflected on our consolidated financial statements as a note payable. The Credit Agreement provides that, subject to satisfaction of certain conditions, we may increase the amount of the revolving loans available under the Credit Agreement and/or add one or more term loan facilities in an amount not to exceed $25.0 million in the aggregate, such that the total aggregate principal amount of loans available under the Credit Agreement (including under the revolving credit facility) does not exceed $80.0 million.

On September 8, 2021, in connection with the closing of the AffloVest acquisition, we borrowed the $30.0 million term loan and utilized that borrowing, together with a draw of $25.0 million under the revolving credit facility and cash on hand, to fund the purchase price.

On February 22, 2022, we entered into a Second Amendment Agreement (the "Second Amendment"), which further amended the Credit Agreement. The Second Amendment modified the maximum leverage ratio, the minimum fixed charge coverage ratio and the minimum consolidated EBITDA covenants under the Credit Agreement, and added a minimum liquidity covenant, through the quarter ended June 30, 2023. The Second Amendment also increased the applicable margin for LIBOR rate loans under the Credit Agreement during the period commencing on the date of the Second Amendment and ending on the last day of the fiscal quarter ending June 30, 2023. Pursuant to the Second Amendment, we made a mandatory principal prepayment of the term loan of $3.0 million on February 22, 2022.

On June 21, 2023, we entered into a Third Amendment Agreement (the "Third Amendment") that replaced the interest rate benchmark under the Credit Agreement from LIBOR to the term Secured Overnight Financing Rate ("SOFR"). All tenors of term SOFR are subject to a credit spread adjustment of 0.10% ("Adjusted Term SOFR").

Following the Third Amendment, the term loan and amounts drawn under the revolving credit facility bear interest, at our option, at a rate equal to (a) the highest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) Adjusted Term SOFR for a one-month tenor plus 1% (the "Base Rate") plus an applicable margin or (b) Adjusted Term SOFR for an interest period of one, three or six months, at our option, plus the applicable margin. The applicable margin is 0.75% to 2.25% on loans bearing interest at the Base Rate and 1.75% to 3.25% on loans bearing interest at Adjusted Term SOFR, in each case depending on our consolidated total leverage ratio; except that, pursuant to the Second Amendment and the Third Amendment, during the period commencing on February 22, 2022 and ending on the last day of the fiscal quarter ending June 30, 2023, the applicable margin for LIBOR rate loans and Adjusted Term SOFR loans, as applicable, was 3.50%. At December 31, 2024, all outstanding borrowings were subject to interest at a rate calculated at Adjusted Term SOFR plus an applicable margin, for an interest rate of 6.42%.

On August 1, 2023, we entered into a Fourth Amendment Agreement (the "Fourth Amendment"), which further amended the Credit Agreement. The Fourth Amendment, among other things, decreased the commitment fees payable under the revolving credit facility under the Credit Agreement such that the undrawn portions of the revolving credit facility are subject to an unused line fee at a rate per annum from 0.125% to 0.200%, depending on our consolidated leverage ratio, and eliminated the language providing that the applicable margin for Adjusted Term SOFR loans was 3.50%, such that the interest rates are in effect as set forth in the above paragraph. The Fourth Amendment also eliminated the liquidity financial covenant and modified the remaining financial covenants to reflect the termination of the temporary covenant relief period that was in place until June 30, 2023 pursuant to the Second Amendment, such that the financial covenants now include a maximum consolidated total leverage ratio covenant, a minimum consolidated EBITDA covenant and a minimum fixed charge coverage ratio covenant. In addition, the Fourth Amendment provided for an additional term loan in the amount of $8.25 million, which we used for a paydown of the revolving credit facility. The Fourth Amendment also extended the maturity date of the term loans and revolving credit facility under the Credit Agreement from September 8, 2024, to August 1, 2026.

On November 1, 2024, we entered into a Fifth Amendment Agreement (the "Fifth Amendment"), which further amended the Credit Agreement. The Fifth Amendment permitted the Company to make payments to repurchase shares of its common stock, subject to certain limitations.

On July 31, 2025, we entered into an Amended and Restated Credit Agreement (the "2025 Restated Credit Agreement"), which amended and restated the Credit Agreement in its entirety. The 2025 Restated Credit Agreement, among other things, revised the applicable margin payable based on pricing levels determined by our consolidated total leverage ratio that range from 1.75% to 2.75% under the revolving credit facility, and revised the commitment fee to a rate per annum ranging from 0.125% to 0.250% for the unused portion of the revolving credit facility, also depending on our consolidated total leverage ratio. The 2025 Restated Credit Amendment also expanded the revolving credit facility from $25.0 million to $40.0 million and extended the maturity date of the revolving credit facility from August 1, 2026, to July 31, 2028.

The 2025 Restated Credit Agreement also eliminated the minimum consolidated EBITDA financial covenant, such that the financial covenants now consist of a maximum consolidated total leverage ratio covenant and a minimum fixed charge coverage ratio covenant. In addition, the 2025 Restated Credit Agreement revised certain negative covenants, including the restricted payment covenant, which now permits the Company to repurchase shares of its common stock and make certain other payments, as long as the Company is not in default under the 2025 Restated Credit Agreement, has a consolidated total leverage ratio of no greater than 1.75 to 1.00, and has liquidity of not less than $30.0 million, in each case both before and after giving effect to such stock repurchases or the making of such payments.

In connection with the entry into the 2025 Restated Credit Agreement, on July 31, 2025, we paid off the full amount outstanding under the term loan, which was $24.4 million (inclusive of principal and interest), using cash on hand. The 2025 Restated Credit Agreement removes the provisions from the Credit Agreement related to a committed term loan, such that the only term loan related provisions in the 2025 Restated Credit Agreement relate to our ability to request uncommitted incremental term loan facilities and/or an increase in the amount of the revolving loans available under the 2025 Restated Credit Agreement in an amount not to exceed $25.0 million in the aggregate, subject to the satisfaction of certain conditions.

As of December 31, 2025, we had no outstanding borrowings under the 2025 Restated Credit Agreement.

Our obligations under the 2025 Restated Credit Agreement are secured by a security interest in substantially all of our and our subsidiary's assets and are also guaranteed by our subsidiary. As of December 31, 2025, the 2025 Restated Credit Agreement contained a number of restrictions and covenants, including that we maintain compliance with a maximum consolidated total leverage ratio and a minimum fixed charge coverage ratio. As of December 31, 2025, we were in compliance with all covenants under the 2025 Restated Credit Agreement.

Note 11. Commitments and Contingencies

Lease Obligations

We lease property and equipment under operating leases, typically with terms greater than 12 months, and determine if an arrangement contains a lease at inception. In general, an arrangement contains a lease if there is an identified asset and we have the right to direct the use of and obtain substantially all of the economic benefit from the use of the identified asset. We record an operating lease liability at the present value of lease payments over the lease term on the commencement date. The related right of use ("ROU") operating lease asset reflects rental escalation clauses, as well as renewal options and/or termination options. The exercise of lease renewal and/or termination options are at our discretion and are included in the determination of the lease term and lease payment obligations when it is deemed reasonably certain that the option will be exercised. When available, we use the rate implicit in the lease to discount lease payments to present value; however, certain leases do not provide a readily determinable implicit rate. Therefore, we must estimate our incremental borrowing rate to discount the lease payments based on information available at lease commencement.

We classify our leases as buildings, vehicles or computer and office equipment and do not separate lease and nonlease components of contracts for any of the aforementioned classifications. In accordance with applicable guidance, we do not record leases with terms that are less than one year on the Consolidated Balance Sheets.

None of our lease agreements contain material restrictive covenants or residual value guarantees.

Buildings

We lease certain office and warehouse space at various locations in the United States where we provide services. These leases are typically greater than one year with fixed, escalating rents over the noncancelable terms and, therefore, ROU operating lease assets and operating lease liabilities are recorded on the Consolidated Balance Sheets, with rent expense recognized on a straight-line basis over the term of the lease. The remaining lease terms vary from approximately one to six years as of December 31, 2025.

We entered into a lease ("initial lease") in October 2018, for approximately 80,000 square feet of office space for our new corporate headquarters in Minneapolis, Minnesota. In December 2018, we amended the initial lease to add approximately 29,000 square feet of additional office space, which is accounted for as a separate lease ("second lease") in accordance with ASU No. 2016-02, "Leases" (Topic 842) ("ASC 842"). In December 2019, we further amended the lease which extended the expiration date of the initial lease, extended the expiration date of and added approximately 4,000 square feet to the second lease, as well as added approximately 37,000 square feet of additional office space, accounted for as a separate lease ("third lease") in accordance with ASC 842. The portion of the space covered under the initial lease was placed in service in September 2019. The portion of the space covered under the second lease commenced in September 2020. Finally, the portion of the space covered under the third lease commenced in September 2021. The three portions were recognized as an operating lease and included in the ROU operating lease assets and operating lease liabilities on the Consolidated Balance Sheets.

Computer and Office Equipment

We also have operating lease agreements for certain computer and office equipment. The remaining lease terms as of December 31, 2025, ranged from less than one year to approximately three years with fixed monthly payments that are included in the ROU operating lease assets and operating lease liabilities. The leases provide an option to purchase the related equipment at fair market value at the end of the lease. The leases will automatically renew as a month-to-month rental at the end of the lease if the equipment is not purchased or returned.

Lease Position, Undiscounted Cash Flow and Supplemental Information

The table below presents information related to our ROU operating lease assets and operating lease liabilities that we have recorded:

(In thousands)	At December 31, 2025	At December 31, 2024
Right of use operating lease assets	$ 13,798	$ 16,633
Operating lease liabilities:		
Current	$ 3,195	$ 2,980
Non-current	12,763	15,955
Total	$ 15,958	$ 18,935
Operating leases:		
Weighted average remaining lease term	4.9 years	5.8 years
Weighted average discount rate	4.3%	4.4%

	Year Ended December 31,		
	2025	2024	2023
Supplemental cash flow information for our operating leases:			
Cash paid for operating lease liabilities	$ 3,421	$ 3,566	$ 3,453
Non-cash right of use assets obtained in exchange for new operating lease obligations	$ —	$ 390	$ 293

The table below reconciles the undiscounted cash flows under the operating lease liabilities recorded on the Consolidated Balance Sheets for the periods presented:

(In thousands)	
2026	$ 3,808
2027	3,311
2028	3,275
2029	3,309
2030	3,340
Thereafter	352
Total minimum lease payments	17,395
Less: Amount of lease payments representing interest	(1,437)
Present value of future minimum lease payments	15,958
Less: Current obligations under operating lease liabilities	(3,195)
Non-current obligations under operating lease liabilities	$ 12,763

Operating lease costs were $3.6 million, $3.5 million and $3.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Major Vendors

We had purchases from one vendor that accounted for 13% and 20% of our total purchases for the years ended December 31, 2025, and 2024, respectively.

Purchase Commitment

We issued purchase orders in 2025 totaling $31.9 million for goods that we expect to receive within the next year.

Retirement Plan

We maintain a 401(k) retirement plan for our employees to which eligible employees can contribute a percentage of their pre-tax compensation. We recorded an expense related to our discretionary contributions to the 401(k) plan of $3.3 million, $2.2 million and $1.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Legal Proceedings

From time to time, we are subject to various claims and legal proceedings arising in the ordinary course of business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

On October 25, 2024, the United States District Court, District of Massachusetts (Boston) unsealed two qui tam complaints against us, and we were served with these complaints on January 14, 2025 and January 21, 2025. The United States has indicated that it is not intervening in either matter at this time. The first complaint is captioned United States ex. rel. Benjaman Scarborough vs. Tactile Systems Technology, Inc., Case No. 1:21-cv-10813-IT, and was filed under seal on May 17, 2021, on behalf of the United States by a former employee (the "Scarborough Complaint"). The Scarborough Complaint alleges that we submitted false claims and made false statements in connection with the Medicare programs, in violation of the Federal False Claims Act. The second complaint is captioned United States ex. rel. Jackie Gorham, an individual, and Dustin Gast, an individual, vs. Tactile Systems Technology, Inc. Case No. 1:21-cv-11809-IT, and was filed under seal on September 1, 2021, on behalf of the United States by two former employees (the "Gorham Complaint"). The Gorham Complaint alleges that we submitted false claims and made false statements in connection with the Medicare, Medicare Advantage plans, Medicaid and other government payers, in violation of the Federal False Claims Act and submitted false claims resulting from kickbacks in violation of the Federal False Claims Act and the Federal Anti-Kickback Statute. Both complaints seek damages, statutory penalties, attorneys' fees, and costs. On February 24, 2025, the parties (the relators under both complaints and the Company) filed a joint motion requesting that both actions be stayed until November 25, 2025, to provide time for the government to review and assess sample claims for the purpose of assessing the allegations. On February 25, 2025, the court granted the motion and issued orders that stay both actions until November 25, 2025. On November 21, 2025, the parties filed a joint motion to extend the stay to March 25, 2026. That same day, the court issued an order granting the motion. We will defend the actions as they proceed.

Note 12. Stockholders' Equity

We completed an initial public offering of our common stock on August 2, 2016, in which we sold 4,120,000 shares of our common stock at a public offering price of $10.00 per share. Immediately prior to the completion of the initial public offering, all then-outstanding shares of our Series A and Series B preferred stock were converted into 5,924,453 shares of our common stock. Our Series A preferred stock converted to common stock at a ratio of 1-for-1.03 and our Series B preferred stock converted to common stock at a ratio of 1-for-1. In addition, immediately prior to the completion of the initial public offering, we issued 2,354,323 additional shares of our common stock that our Series A and Series B preferred stockholders were entitled to receive in connection with the conversion of the preferred stock, and we issued 956,842 shares of our common stock to pay accrued dividends on our Series B preferred stock. We also paid $8.2 million in cumulative accrued dividends to our Series A convertible preferred stockholders in connection with the initial public offering, including $0.1 million of dividends paid to the holders of the common restricted shares. On February 27, 2023, we closed on a public offering of 2,875,000 shares of our common stock at a public offering price of $13.00 per share. We received net proceeds from this offering of $34.6 million after deducting underwriting discounts, commissions, and offering expenses.

Share Repurchase Program

On November 4, 2024, we announced that our board of directors authorized a program to repurchase shares of our common stock in the open market or in privately negotiated purchases, or both, in an aggregate amount not to exceed $30.0 million. The share repurchase program became effective on October 30, 2024 and was scheduled to expire on October 31, 2026. Upon purchase of the shares, we reduce our common stock for the par value of the shares with the excess cost applied against additional paid-in capital.

As of June 24, 2025, the Company had utilized substantially all of the repurchase authorization under the program and therefore completed the share repurchase program. In aggregate under the program, the Company repurchased a total of 2,338,617 shares of common stock at a total cost of $30.0 million.

Repurchases were funded through available cash balances and ongoing business operating cash generation and could have been suspended or discontinued at any time. Shares of stock repurchased under the program were immediately retired. Repurchases under our share repurchase program reduce the weighted-average number of shares of common stock outstanding for basic and diluted earnings per share calculations.

On October 16, 2025, our Board of Directors authorized a new program to repurchase up to $25.0 million of our common stock. Under the program, purchases may be made from time to time in the open market, in privately negotiated purchases, or both. The timing and number of shares to be purchased will be based on the price of the Company's common stock, general business and market conditions and other investment considerations and factors. This share repurchase program expires on November 3, 2027. The program does not obligate the Company to repurchase any specific number of shares and may be suspended or discontinued at any time without prior notice.

We made repurchases under the share repurchase program in the following periods, which include the market price of the shares, commissions and excise tax:

(In thousands, except share and per share data)	Year Ended December 31,	
	2025	2024
Number of shares repurchased	2,143,099	195,518
Total shares repurchased cost	$ 26,752	$ 3,508
Average total cost per repurchased share	$ 12.48	$ 17.94

Stock-Based Compensation

On May 7, 2025, our stockholders approved the Tactile Systems Technology, Inc. 2025 Equity Incentive Plan (the "2025 Plan"), which authorizes us to grant stock options, stock appreciation rights, restricted stock, stock units and other stock-based awards to employees, non-employee directors and certain consultants and advisors. The 2025 Plan provides for the issuance of up to 1,850,000 shares of our common stock, plus the number of shares subject to any award under the 2016 Equity Incentive Plan (the "2016 Plan") that was outstanding on May 7, 2025 and that later expires, is cancelled or forfeited, is settled for cash or otherwise does not result in the issuance of all of the shares subject to such award. As of December 31, 2025, 1,873,013 shares were available for future grant pursuant to the 2025 Plan.

Following our stockholders' approval of the 2025 Plan on May 7, 2025, no additional grants will be made under the 2016 Plan. However, outstanding awards under the 2016 Plan will continue to be governed by their respective original terms.

We recorded total stock-based compensation expense of $8.4 million, $7.8 million and $7.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. This expense was allocated as follows:

(In thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Cost of revenue	$ 415	$ 365	$ 420
Sales and marketing expenses	1,836	2,413	2,985
Research and development expenses	176	157	133
Reimbursement, general and administrative expenses	5,930	4,884	4,009
Total stock-based compensation expense	$ 8,357	$ 7,819	$ 7,547

Stock Options

Stock options issued to participants other than non-employees typically vest over three or four years and typically have a contractual term of seven or ten years. Stock options are settled in new shares of our common stock. Stock-based compensation expense included in our Consolidated Statements of Operations for stock options was $0.0 million, $0.2 million and $0.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. The total grant date fair value of options vested during the year was $0.2 million, $0.6 million and $1.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

At December 31, 2025, there was no unrecognized pre-tax stock option expense under our equity compensation plans.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Annually, we make predictive assumptions regarding future stock price volatility, dividend yield, expected term and forfeiture rate. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The dividend yield assumption is based on expected annual dividend yield on the grant date. To date, no dividend on common stock has been paid by us. Expected volatility for grants issued in and prior to the first fiscal quarter of 2021 was estimated using the average historical volatility of public companies of similar size and industry over a similar period as the expected term assumption used for our options. Beginning in the second fiscal quarter of 2021, we had sufficient historical data to transition to utilizing our average historical volatility over a similar period as the expected term assumption used for our options as the expected volatility. We use the "simplified method" to determine the expected term of the stock option. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group. There were no stock options granted in the years ended December 31, 2025, 2024 or 2023.

Our stock option activity for the three years ended December 31, 2025, 2024 and 2023, was as follows:

(In thousands except options and per share data)	Options Outstanding		Weighted-Average Exercise Price Per Share [1]	Weighted-Average Remaining Contractual Life		Aggregate Intrinsic Value [2]
Balance at December 31, 2022	615,307	$	43.25	4.7 years	$	164
Exercised	(4,625)	$	2.97		$	98
Forfeited	(25,045)	$	47.54			
Cancelled/Expired	(155,677)	$	50.72			
Balance at December 31, 2023	429,960	$	40.74	3.8 years	$	223
Exercised	(2,571)	$	9.40		$	18
Cancelled/Expired	(32,518)	$	43.63			
Balance at December 31, 2024	394,871	$	40.70	2.8 years	$	309
Exercised	(26,780)	$	8.27		$	22
Cancelled/Expired	(142,643)	$	41.77			
Balance at December 31, 2025	225,448	$	43.87	1.8 years	$	316
Options exercisable at December 31, 2025	225,448	$	43.87	1.8 years	$	316

(1) The exercise price of each option granted during the periods shown was equal to the market price of the underlying stock on the date of grant.

(2) The aggregate intrinsic value of options exercised represents the difference between the exercise price of the option and the closing stock price of our common stock on the date of exercise. The aggregate intrinsic value of options outstanding represents the difference between the exercise price of the option and the closing stock price of our common stock on the last trading day of the period.

Options exercisable of 386,990 at December 31, 2024, and 386,457 at December 31, 2023 had weighted average exercise prices per share of $41.36 and $41.53, respectively.

The following summarizes additional information about our stock options:

	Year Ended December 31,	
Number of:	2025	2024
Non-vested options, beginning of the year	7,881	43,503
Non-vested options, end of the year	—	7,881
Vested options, end of the year	225,448	386,990

	Year Ended December 31,			
Weighted-average grant date fair value of:	2025		2024	
Non-vested options, beginning of the year	$	4.23	$	13.57
Non-vested options, end of the year		—		4.23
Vested options, end of the year		17.73		16.52

Time-Based Restricted Stock Units

We have granted time-based restricted stock units to certain participants under the 2016 Plan that are stock-settled with common shares. Time-based restricted stock units granted under the 2016 Plan vest over one to three years. Stock-based compensation expense included in our Consolidated Statements of Operations for time-based restricted stock units was $5.5 million, $5.9 million and $5.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, there was approximately $6.0 million of total unrecognized pre-tax compensation expense related to outstanding time-based restricted stock units that is expected to be recognized over a weighted-average period of 1.7 years.

Our time-based restricted stock unit activity for the years ended December 31, 2025, 2024 and 2023 was as follows:

(In thousands except unit and per unit data)	Units Outstanding	Weighted-Average Grant Date Fair Value Per Unit	Aggregate Intrinsic Value [1]
Balance at December 31, 2022	590,542	$ 19.42	$ 6,779
Granted	398,698	$ 15.52	
Vested	(270,651)	$ 20.18	
Cancelled	(129,447)	$ 19.79	
Balance at December 31, 2023	589,142	$ 16.35	$ 8,425
Granted	541,547	$ 13.82	
Vested	(281,917)	$ 17.38	
Cancelled	(120,346)	$ 14.78	
Balance at December 31, 2024	728,426	$ 14.33	$ 12,478
Granted	473,901	$ 13.85	
Vested	(406,102)	$ 14.46	
Cancelled	(77,604)	$ 14.46	
Balance at December 31, 2025	718,621	$ 13.92	$ 20,840

(1)   The aggregate intrinsic value of time-based restricted stock units outstanding was based on our closing stock price on the last trading day of the period.

Performance-Based Restricted Stock Units

We have granted performance-based restricted stock units ("PSUs") to certain participants. These PSUs have both performance-based and time-based vesting features. The PSUs granted in 2022 were earned if and to the extent performance goals based on revenue change and adjusted EBITDA margin were achieved in 2023. The number of PSUs earned under these grants depended on the level at which the performance targets were achieved and could range from 50% of target if threshold performance was achieved and up to 150% of target if maximum performance was achieved. One-third of the earned PSUs vested on the date the Compensation and Organization Committee certified the number of PSUs earned, and the remaining two-thirds of the earned PSUs vested on the first anniversary of that certification date. All earned and vested PSUs were settled in shares of common stock.

The PSUs granted in 2023 have three separate performance periods, and one-third of each grant will be earned if and to the extent performance goals based on revenue change and adjusted EBITDA margin are achieved in each of 2023 and 2024 (ranging from 25% to 175% of target), and one-third will be earned if and to the extent performance goals based on revenue change and adjusted EBITDA change (ranging from 25% to 175% of target) are achieved in 2025. All earned and vested PSUs will be settled in shares of common stock.

The PSUs granted in 2024 have three separate performance periods, and one-third of each grant will be earned if and to the extent performance goals based on revenue change and adjusted EBITDA margin are achieved in each of 2024 and 2025 (ranging from 25% to 175% of target), and one-third will be earned if and to the extent performance goals based on revenue change and adjusted EBITDA change (ranging from 25% to 175% of target) are achieved in 2026. The PSUs granted in 2025 have three separate performance periods, and one-third of each grant will be earned if and to the extent performance goals based on revenue and adjusted EBITDA margin are achieved in 2025 and revenue change and adjusted EBITDA change are achieved in each of 2026 and 2027 (in each case, ranging from 25% to 175% of target). All earned and vested PSUs will be settled in shares of common stock.

Stock-based compensation expense included in our Consolidated Statements of Operations for PSUs was $2.3 million, $1.2 million and $0.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. The stock-based compensation expense for the year ended December 31, 2025 reflects an expense of $1.1 million related to the PSUs granted in 2025, an expense of $0.9 million related to the PSUs granted in 2024 and an expense of $0.2 million related to PSUs granted in 2023. The stock-based compensation expense for the year ended December 31, 2024 reflects an expense of $0.5 million related to the PSUs granted in 2024, an expense of $0.4 million related to PSUs granted in 2023 and an expense of $0.3 million related to PSUs granted in 2022. As of December 31, 2025, there was approximately $2.1 million of total unrecognized pre-tax compensation expense related to outstanding PSUs that is expected to be recognized over a weighted average period of 2.0 years.

Our PSU activity at the estimated payout of 100% of target for the years ended December 31, 2025, 2024 and 2023, was as follows:

(In thousands except unit and per unit data)	PSUs Outstanding	Weighted-Average Grant Date Fair Value Per Unit		Aggregate Intrinsic Value [1]	
Balance at December 31, 2022	155,618	$	25.05	$	1,786
Granted	123,575	$	15.28		
Vested	(13,842)	$	42.70		
Cancelled	(67,119)	$	21.50		
Balance at December 31, 2023	198,232	$	18.93	$	2,785
Granted	223,762	$	13.76		
Vested	(44,162)	$	27.31		
Cancelled	(104,913)	$	14.14		
Balance at December 31, 2024	272,919	$	15.19	$	4,675
Granted	168,722	$	15.38		
Vested	(120,436)	$	16.67		
Cancelled	(10,909)	$	13.85		
Balance at December 31, 2025	310,296	$	14.76	$	8,999

(1) The aggregate intrinsic value of performance-based restricted stock units outstanding was based on our closing stock price on the last trading day of the period.

Employee Stock Purchase Plan

Our ESPP, which was approved by our Board of Directors on April 27, 2016, and by our stockholders on June 20, 2016, allows participating employees to purchase shares of our common stock at a discount through payroll deductions. The ESPP is available to all of our employees and employees of participating subsidiaries. Participating employees may purchase common stock, on a voluntary after-tax basis, at a price equal to 85% of the lower of the closing market price per share of our common stock on the first or last trading day of each stock purchase period. The ESPP provides for six-month purchase periods, beginning on May 16 and November 16 of each calendar year.

A total of 1,600,000 shares of common stock was initially reserved for issuance under the ESPP. This share reserve will automatically be supplemented each January 1, commencing in 2017 and ending on and including January 1, 2026, by an amount equal to the least of (a) 1% of the shares of our common stock outstanding on the immediately preceding December 31, (b) 500,000 shares or (c) such lesser amount as our Board of Directors may determine. Pursuant to the automatic increase feature of the ESPP, 224,381 shares were added as available for issuance thereunder on January 1, 2026, 240,780 shares were added as available for issuance thereunder on January 1, 2025 and 236,003 shares were added as available for issuance thereunder on January 1, 2024. As of December 31, 2025, 1,520,743 shares were available for future issuance under the ESPP. We recognized $0.6 million, $0.5 million and $0.6 million in stock-based compensation expense related to the ESPP for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 13. Revenue

We derive our revenue from the sale and rental of our products to our customers in the United States. The following table presents our revenue, inclusive of sales and rental revenue, disaggregated by product:

(In thousands)		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue						
Lymphedema products	$	278,380	$	259,361	$	241,721
Airway clearance products		51,142		33,623		32,702
Total	$	329,522	$	292,984	$	274,423
Percentage of total revenue						
Lymphedema products		84%		89%		88%
Airway clearance products		16%		11%		12%
Total		100%		100%		100%

Our revenue by channel, inclusive of sales and rental revenue, for the years ended December 31, 2025, 2024 and 2023, are summarized in the following table:

(In thousands)		Year Ended December 31,				
		2025		**2024**		**2023**
Private insurers and other payers	$	168,920	$	175,432	$	148,901
Veterans Administration		28,997		30,890		27,003
Medicare		80,463		53,039		65,817
Durable medical equipment distributors		51,142		33,623		32,702
Total	$	329,522	$	292,984	$	274,423

Our rental revenue is derived from rent-to-purchase arrangements that typically range from three to ten months. As title transfers to the patient, with whom we have the contract, upon the termination of the lease term and because collectability is probable, under ASC 842, these are recognized as sales-type leases. Each rental agreement contains two components, the controller and related garments, both of which are interdependent and recognized as one lease component.

The revenue and associated cost of revenue of sales-type leases are recognized on the lease commencement date and a net investment in leases is recorded on the Consolidated Balance Sheet. We bill the patients' insurance payers monthly over the duration of the rental term. We record the net investment in leases and recognize revenue upon commencement of the lease in the amount of the expected consideration to be received through the monthly payments. Similar to our sales revenue, the transaction price is impacted by multiple factors, including the terms and conditions contracted by various third party payers. As the rental contract resides with the patients, we have elected the portfolio approach, at the payer level, to determine the expected consideration, which considers the impact of early terminations. While the contract is with the patient, in certain circumstances, the third party payer elects an initial rental period with an option to extend. We assess the likelihood of extending the lease at the onset of the lease to determine if the option is reasonably certain to be exercised. As the lease is short-term in nature, we anticipate collection of substantially all of the net investment within the first year of the lease agreement. Completion of these payments represents the fair market value of the equipment, and as such, interest income is not applicable.

Rental revenue for the years ended December 31, 2025, 2024 and 2023, was primarily from private insurers. Sales-type lease revenue and the associated cost of revenue for the years ended December 31, 2025, 2024 and 2023, was:

(In thousands)	Year Ended December 31,		
	2025	2024	2023
Sales-type lease revenue	$ 36,929	$ 36,972	$ 34,930
Cost of sales-type lease revenue	10,690	11,481	12,577
Gross profit	$ 26,239	$ 25,491	$ 22,353

Note 14. Income Taxes

The provision (benefit) for income tax expense consisted of the following:

(In thousands)	Year Ended December 31,		
	2025	2024	2023
Current income taxes, Federal	$ 2,290	$ 4,304	$ 5,045
Current income taxes, State	1,400	1,365	1,440
	3,690	5,669	6,485
Deferred income taxes, Federal	7,163	702	(19,046)
Deferred income taxes, State	1,364	365	(332)
	8,527	1,067	(19,378)
Unrecognized tax benefit, Federal	36	(207)	148
Unrecognized tax benefit, State	—	—	—
	36	(207)	148
Total provision (benefit) for income taxes	$ 12,253	$ 6,529	$ (12,745)

The components of our deferred tax assets and liabilities were as follows:

(In thousands)	At December 31,			
	2025		2024	
Deferred tax assets:				
Operating lease liability	$	4,034	$	4,755
Net operating loss carryforwards		—		1
Accounts receivable and inventory reserves		2,930		5,406
Stock-based compensation		2,519		5,818
Accrued liabilities		2,638		1,766
Warranty reserves		589		752
Intangible assets		755		875
Business credits		830		761
R&D expenses		—		3,253
Other		712		342
Total deferred tax assets		15,007		23,729
Deferred tax liabilities:				
Right of use operating lease assets		(3,488)		(4,177)
Fixed assets		(802)		(877)
Prepaid expenses		(151)		(209)
R&D expenses		(710)		—
Other		(73)		(155)
Total deferred tax liabilities		(5,224)		(5,418)
Net deferred tax assets	$	9,783	$	18,311

A reconciliation of income tax expense (benefit) to the statutory federal tax rate is as follows:

($ In thousands)	Year Ended December 31,					
	2025		2024		2023	
US Federal Statutory Tax Expense/Rate	$ 6,581	21.00 %	$ 4,933	21.00 %	$ 3,304	21.00 %
State and Local Income Taxes, Net of Federal Benefit [1]	2,184	6.97	1,330	5.66	(3,765)	(23.93)
Tax Credits - Research & Experimentation	(265)	(0.85)	(350)	(1.49)	(244)	(1.55)
Change in Valuation Allowance	—	—	—	—	(13,223)	(84.04)
Nontaxable or Nondeductible Items - Meals & Entertainment	424	1.35	393	1.67	322	2.04
Nontaxable or Nondeductible Items - Executive Compensation	258	0.82	252	1.07	137	0.87
Nontaxable or Nondeductible Items - Other	132	0.43	131	0.56	165	1.05
Changes in Unrecognized Tax Benefits	65	0.21	(167)	(0.71)	82	0.52
Other Reconciling Items - Stock Based Compensation	2,811	8.97	—	—	—	—
Other Reconciling Items	63	0.20	7	0.03	477	3.03
Net tax expense / effective rate	$ 12,253	39.10 %	$ 6,529	27.79 %	$ (12,745)	(81.01)%

(1) State taxes in California, Pennsylvania, Illinois, New York, Texas, Maryland, and Tennessee made up the majority (greater than 50 percent) of the tax effect in this line item.

A reconciliation of income taxes paid is as follows

(In thousands)	December 31,		
	2025	**2024**	**2023**
United States - Federal	$ 1,300	$ 5,650	$ 5,138
United States - California	160	73	127
United States - Tennessee	239	13	21
United States - Other States	801	1,130	2,067
Total Income Taxes Paid	$ 2,500	$ 6,866	$ 7,353

A reconciliation of unrecognized tax benefits ("UTB") is as follows:

(In thousands)	December 31,		
	2025	**2024**	**2023**
Balance beginning of the year	$ 547	$ 702	$ 612
Gross changes — tax positions in prior year	(22)	(272)	—
Gross changes — tax positions in current year	95	117	90
Balance end of the year	$ 620	$ 547	$ 702

Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for income tax purposes including depreciation and amortization, warranty and vacation accruals, and deductions related to allowances for doubtful accounts receivable, and inventory reserves.

As of December 31, 2025, the Company had no remaining state net operating loss ("NOL") carryforwards.

The Company is subject to income tax examinations in the U.S. federal jurisdiction as well as in various state jurisdictions. U.S. federal and state tax years prior to 2022 are closed to examination. In the event of any future tax assessments, we have elected to record the income taxes and any related interest and penalties as income tax expense on our Consolidated Statement of Operations. The Company is not under exam in any jurisdictions.

The effective tax rate for the twelve months ended December 31, 2025, was an expense of 39.1%, compared to 27.8% for the twelve months ended December 31, 2024. We recorded an income tax expense of $12.3 million and $6.5 million for the twelve months ended December 31, 2025 and 2024, respectively.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. On the basis of this evaluation, all deferred tax assets are expected to be realizable. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

Note 15. Net Income Per Common Share

The following table sets forth the computation of our basic and diluted net income per share:

(In thousands, except share and per share data)	Year Ended December 31, 2025	2024	2023
Net income	$ 19,086	$ 16,960	$ 28,515
Weighted-average shares outstanding	22,872,841	23,883,729	22,925,497
Weighted-average shares used to compute diluted net income per share	23,295,328	24,138,244	23,176,169
Net income per share - Basic	$ 0.83	$ 0.71	$ 1.24
Net income per share - Diluted	$ 0.82	$ 0.70	$ 1.23

The following common stock equivalents were excluded from the computation of diluted net income per common share for the periods presented because including them would have been anti-dilutive:

	Year Ended December 31, 2025	2024	2023
Restricted stock units	129	313,458	337,202
Common stock options	277,233	360,246	389,229
Performance stock units	—	53,791	17,392
Employee stock purchase plan	85,957	83,598	—
Total	363,319	811,093	743,823

Note 16. Fair Value Measurements

We determine the fair value of our assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. We use a fair value hierarchy with three levels of inputs, of which the first two are considered observable and the last unobservable, to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1). The next highest priority is based on quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in non-active markets or other observable inputs (Level 2). The lowest priority is given to unobservable inputs (Level 3).

As of December 31, 2023, our obligations under the AffloVest earn-out arrangements had been paid in full. Prior to the determination of the actual amount of the earn-out, the earn-out liability was valued by employing a Monte Carlo Simulation model in a risk-neutral framework, which is a Level 3 input. The underlying simulated variable included recognized revenue. The recognized revenue volatility estimate was based on a study of historical asset volatility for a set of comparable public companies. The model included other assumptions including the market price of risk, which was calculated as the weighted average cost of capital less the long-term risk-free rate. The earn-out liability was adjusted to fair value at each reporting date until the end of the earn-out period, which was September 30, 2023. Changes in fair value were included in intangible asset amortization and earn-out expenses in our Consolidated Statements of Operations.

Changes in the earn-out liability measured at fair value using Level 3 inputs were as follows:

(In thousands)		
Earn-out liability at December 31, 2022	$	13,050
Payments on earn-out		(10,575)
Fair value adjustments		(2,475)
Earn-out liability at December 31, 2023	$	—

On May 25, 2023, the Company paid $5.0 million, plus an imputed interest payment of $250,000, relating to the initial earn-out. Subsequent to September 30, 2023, it was determined that the calculated amount of the second earn-out payment was $5.6 million, which was paid by the Company on November 28, 2023.

The carrying amounts of financial instruments such as accounts receivable, other assets, accounts payable, accrued expenses and other liabilities approximate their related fair values due to the short-term maturities of these items. Non-financial assets, such as equipment and leasehold improvements, and intangible assets are subject to non-recurring fair value measurements if they are deemed impaired.

Note 17. Subsequent Event

On February 17, 2026, the Company completed the acquisition of LymphaTech, a provider of digital 3D scanning technology for chronic swelling detection, measurement, and monitoring. The acquisition is expected to enhance the Company's expanding lymphedema portfolio. The transaction included an initial cash payment of $6.8 million, which was paid at closing. The acquisition agreement also provided for additional consideration contingent upon the achievement of certain milestones during periods following the acquisition date. As of the date the financial statements were issued, the Company has not determined the probability of the milestones, and the related contingent consideration cannot be reasonably estimated. The transaction will be accounted for as a business combination under ASC 805. The Company is in the process of determining the preliminary purchase price allocation, including the valuation of acquired assets and contingent consideration. The results of LymphaTech will be included in the Company's consolidated financial statements beginning on the acquisition date.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There was no change in the company's internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, that occurred during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, a company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. It includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in "Internal Control-Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Tactile Systems Technology, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Tactile Systems Technology, Inc. (a Delaware corporation) and subsidiary (the "Company") as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated February 17, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
February 17, 2026

Item 9B. Other Information.

Trading Arrangements

During the quarter ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Executive Officers

Certain information with respect to executive officers of the Company appears in Part I. Item 1. Business under the heading "Information about Our Executive Officers."

Code of Conduct

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. This code is available on the corporate governance section of our website (which is a subsection of the investor relations section of our website) at the following address: www.tactilemedical.com. We intend to disclose on our website any amendments or waivers to the Code that are required to be disclosed by SEC rules.

Other Information

Additional information required by this Item 10 will be contained in our definitive proxy statement for our 2026 Annual Meeting of Stockholders (the "Definitive Proxy Statement") under the captions "Proposal 1: Election of Directors," "Corporate Governance" and "Delinquent Section 16(a) Reports" and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item 11 will be contained in the Definitive Proxy Statement under the captions "Executive Compensation," "CEO Pay Ratio," "Director Compensation" and "Certain Relationships and Related Person Transactions" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 will be contained in the Definitive Proxy Statement under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 will be contained in the Definitive Proxy Statement under the captions "Certain Relationships and Related Person Transactions" and "Corporate Governance" and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item 14 will be contained in the Definitive Proxy Statement under the caption "Audit Matters" and is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules.

1. Financial Statements

The following financial statements of Tactile Systems Technology, Inc. are set forth in Part II, Item 8:
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2025 and 2024
Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023
Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Not applicable.

3. Exhibits

A list of exhibits required to be filed as part of this report is set forth in the Exhibit Index below.

EXHIBIT INDEX

| Exhibit Number | Description of Exhibit | Incorporated by Reference | | | Filed Herewith |
		Form	Date of Filing	Exhibit Number	
2.1	Asset Purchase Agreement, dated as of September 8, 2021, among Tactile Systems Technology, Inc., International Biophysics Corporation and H. David Shockley, Jr.	8-K	09/08/2021	2.1	
2.2	Amendment to Asset Purchase Agreement, dated as of November 4, 2022, by and between Tactile Systems Technology, Inc. and Movair, Inc. (f/k/a International Biophysics Corporation)	10-Q	11/07/2022	2.1	
3.1	Amended and Restated Certificate of Incorporation, conformed version reflecting all amendments through May 8, 2024	10-Q	08/05/2024	3.3	
3.2	Amended and Restated Bylaws, effective December 19, 2022	10-K	02/21/2023	3.2	
4.1	Description of the Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	02/23/2022	4.1	
4.2	Specimen Certificate representing shares of common stock	S-1	05/06/2016	4.1	
4.3	Form of Senior Indenture	S-3	01/18/2023	4.3	

4.4	Form of Subordinated Indenture	S-3	01/18/2023	4.4
10.1*	2016 Equity Incentive Plan	S-1	06/09/2016	10.11
10.2*	Form of Non-Qualified Stock Option Agreement under 2016 Equity Incentive Plan	S-1	06/09/2016	10.12
10.3*	Form of Non-Qualified Stock Option Agreement under 2016 Equity Incentive Plan (to be used for awards beginning in 2020)	10-Q	05/04/2020	10.1
10.4*	Form of Incentive Stock Option Agreement under 2016 Equity Incentive Plan	S-1	06/09/2016	10.13
10.5*	Form of Incentive Stock Option Agreement under 2016 Equity Incentive Plan (to be used for awards beginning in 2020)	10-Q	05/04/2020	10.2
10.6*	Form of Restricted Stock Agreement under 2016 Equity Incentive Plan	S-1	06/09/2016	10.14
10.7*	Form of Restricted Stock Unit Award Agreement under 2016 Equity Incentive Plan	S-1	06/09/2016	10.15
10.8*	Form of Restricted Stock Unit Award Agreement under 2016 Equity Incentive Plan (to be used for awards beginning in 2019)	10-Q	05/06/2019	10.3
10.9*	Form of Restricted Stock Unit Award Agreement under 2016 Equity Incentive Plan (to be used for awards beginning in 2020)	10-Q	05/04/2020	10.3
10.10*	Form of Restricted Stock Unit Agreement under 2016 Equity Incentive Plan (Quarterly Awards)	S-1	06/09/2016	10.16
10.11*	Form of Performance Stock Unit Agreement under the 2016 Equity Incentive Plan to be used for awards beginning in 2018	8-K	02/27/2018	10.1
10.12*	Form of Performance Stock Unit Award Agreement under 2016 Equity Incentive Plan (to be used for awards beginning in 2019)	10-Q	05/06/2019	10.4
10.13*	Form of Performance Stock Unit Award Agreement under 2016 Equity Incentive Plan (to be used for awards beginning in 2020)	10-Q	05/04/2020	10.4
10.14*	Tactile Systems Technology, Inc. 2025 Equity Incentive Plan	8-K	05/09/2025	10.1
10.15*	Form of Restricted Stock Unit Award Agreement (Executives) under the 2025 Equity Incentive Plan	8-K	05/09/2025	10.2

10.16*	Form of Restricted Stock Unit Award Agreement (Non-Employee Directors) under the 2025 Equity Incentive Plan	8-K	05/09/2025	10.3	
10.17*	Form of Performance Stock Unit Agreement under the 2025 Equity Incentive Plan	8-K	05/09/2025	10.4	
10.18*	Employee Stock Purchase Plan	S-1	06/09/2016	10.17	
10.19*	First Declaration of Amendment to Employee Stock Purchase Plan	10-K	02/26/2018	10.18	
10.20*	Management Incentive Plan	8-K	03/10/2017	10.1	
10.21*	Non-Employee Director Compensation Policy				X
10.22*	Form of Director and Officer Indemnification Agreement	S-1	05/06/2016	10.19	
10.23*	Tactile Systems Technology, Inc. Executive Employee Severance Plan, Amended and Restated as of October 15, 2024	10-Q	11/04/2024	10.1	
10.24*	Form of Confidentiality, Assignment of Intellectual Property and Restrictive Covenants Agreement	10-Q	11/05/2018	10.3	
10.25*	Offer letter between Kristie Burns and Tactile Systems Technology, Inc. dated February 1, 2021	10-K	02/23/2022	10.30	
10.26*	Offer letter between Elaine M. Birkemeyer and Tactile Systems Technology, Inc., dated as of February 21, 2023	8-K	03/14/2023	10.1	
10.27*	Offer letter between Sheri L. Dodd and Tactile Systems Technology, Inc., dated April 23, 2024	8-K	04/23/2024	10.1	
10.28*	Form of Confidentiality, Assignment of Intellectual Property and Restrictive Covenants Agreement	8-K	04/23/2024	10.2	
10.29*	Transition Letter Agreement between Daniel L. Reuvers and Tactile Systems Technology, Inc. dated April 23, 2024	8-K	04/23/2024	10.4	
10.30*	Clarification Letter between Daniel L. Reuvers and Tactile Systems Technology, Inc., dated June 20, 2024	10-Q	08/05/2024	10.4	
10.31	Credit Agreement, dated as of August 3, 2018, by and among Tactile Systems Technology, Inc., the lenders from time to time party thereto and Wells Fargo Bank, National Association	10-Q	08/06/2018	10.1	

10.32	First Amendment to Credit Agreement, dated as of February 12, 2019, by and among Tactile Systems Technology, Inc., the lenders party thereto and Wells Fargo Bank, National Association	10-K	02/28/2019	10.33
10.33	Waiver and Second Amendment to Credit Agreement, dated as of March 25, 2019, by and among Tactile Systems Technology, Inc., the lenders party thereto and Wells Fargo Bank, National Association	10-Q	05/06/2019	10.2
10.34	Third Amendment to Credit Agreement, dated as of August 2, 2019, by and among Tactile Systems Technology, Inc., the lenders party thereto and Wells Fargo Bank, National Association	10-Q	11/04/2019	10.1
10.35	Amended and Restated Credit Agreement, dated as of April 30, 2021, by and among Tactile Systems Technology, Inc., the lenders from time to time party thereto and Wells Fargo Bank, National Association, as Administrative Agent	10-Q	05/03/2021	10.1
10.36	First Amendment Agreement, dated as of September 8, 2021, among Tactile Systems Technology, Inc., the lenders signatory thereto and Wells Fargo Bank, National Association, as administrative agent	8-K	09/08/2021	10.1
10.37	Second Amendment Agreement, dated as of February 22, 2022, among Tactile Systems Technology, Inc., the lenders signatory thereto and Wells Fargo Bank, National Association, as administrative agent	10-K	02/23/2022	10.37
10.38	Third Amendment Agreement, dated as of June 21, 2023, among Tactile Systems Technology, Inc., the lenders signatory thereto and Wells Fargo Bank, National Association, as administrative agent	10-Q	08/07/2023	10.1
10.39	Fourth Amendment Agreement, dated as of August 1, 2023, among Tactile Systems Technology, Inc., the lenders signatory thereto and Wells Fargo Bank, National Association, as administrative agent	10-Q	08/07/2023	10.2
10.40	Fifth Amendment Agreement, dated as of November 1, 2024, among Tactile Systems Technology, Inc., the lenders signatory thereto and Wells Fargo Bank, National Association, as administrative agent	10-Q	11/04/2024	10.2

10.41	Amended and Restated Credit Agreement, dated as of July 31, 2025, by and among Tactile Systems Technology, Inc., the lenders from time to time party thereto and Wells Fargo Bank, National Association	10-Q	08/04/2025	10.5	
19.1	Tactile Systems Technology, Inc. Insider Trading Policy	10-K	02/18/2025	19.1	
21.1	Subsidiaries	S-1	01/25/2016	21.1	
23.1	Consent of Grant Thornton LLP				X
24.1	Power of Attorney (included in signature page)				X
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) / 15d-14(a) of the Securities Exchange Act of 1934, as amended				X
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) / 15d-14(a) of the Securities Exchange Act of 1934, as amended				X
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
97.1	Tactile Systems Technology, Inc. Required Compensation Recovery Policy	10-K	02/20/2024	97.1	
101.1	Inline XBRL for the following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2025: (i) Balance Sheets, (ii) Statements of Operations, (iii) Statements of Stockholders' Equity, (iv) Statements of Cash Flows, and (v) Notes to the Financial Statements; and for the information set forth in Part I, Item 1C and under "Trading Arrangements" in Part II, Item 9B.				X
104.1	Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.1)				X

* Indicates management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tactile Systems Technology, Inc.

Date: February 17, 2026

By: /s/ Sheri L. Dodd
Sheri L. Dodd
Chief Executive Officer
(Principal executive officer)

Each of the undersigned hereby appoints Sheri L. Dodd and Elaine M. Birkemeyer, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, any and all amendments and exhibits to this annual report on Form 10-K and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to this annual report on Form 10-K or any amendments thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 17, 2026.

Name	Title
/s/ Sheri L. Dodd Sheri L. Dodd	Chief Executive Officer (principal executive officer) and Director
/s/ Elaine M. Birkemeyer Elaine M. Birkemeyer	Chief Financial Officer (principal financial officer and principal accounting officer)
/s/ William W. Burke William W. Burke	Chairman of the Board of Directors
/s/ Valerie L. Asbury Valerie L. Asbury	Director
/s/ Raymond O. Huggenberger Raymond O. Huggenberger	Director
/s/ Laura G. King Laura G. King	Director
/s/ D. Brent Shafer D. Brent Shafer	Director
/s/ Carmen B. Volkart Carmen B. Volkart	Director
/s/ B. Vindell Washington B. Vindell Washington	Director